As filed with the Securities and Exchange Commission on November 25, 2008.
                                                Commission File Nos. 333-_______
                                                                       811-08664

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

Pre-Effective Amendment No. 1                                    [ ]

Post-Effective Amendment No.                                     [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 171                                                 [X]

                      Jackson National Separate Account - I
                           (Exact Name of Registrant)

                     Jackson National Life Insurance Company
                               (Name of Depositor)

                    1 Corporate Way, Lansing, Michigan 48951
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (517) 381-5500

                              Thomas J. Meyer, Esq.
              Senior Vice President, Secretary and General Counsel
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951
                     (Name and Address of Agent for Service)

                                    Copy to:
                            Anthony L. Dowling, Esq.
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951

Approximate date of proposed public offering: March 30, 2009 or as soon thereafter as reasonably practicable.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               PERSPECTIVE REWARDS

              FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

                                    ISSUED BY
             JACKSON NATIONAL LIFE INSURANCE COMPANY(R) AND THROUGH
                      JACKSON NATIONAL SEPARATE ACCOUNT - I

THE DATE OF THIS PROSPECTUS IS APRIL 6, 2009, which states the information about the separate account, the Contract, and Jackson National Life Insurance Company ("JacksonSM") you should know before investing. THIS PROSPECTUS PROVIDES A DESCRIPTION OF THE MATERIAL RIGHTS AND OBLIGATIONS UNDER THE CONTRACT. YOUR CONTRACT AND ANY ENDORSEMENTS ARE THE FORMAL CONTRACTUAL AGREEMENT BETWEEN YOU AND THE COMPANY. IT IS IMPORTANT THAT YOU READ THE CONTRACT AND ENDORSEMENTS, WHICH REFLECT STATE OR OTHER VARIATIONS. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the separate account can be found in the statement of additional information ("SAI") dated April 6, 2009 that is available upon request without charge. To obtain a copy, contact us at our:

                        ANNUITY SERVICE CENTER
                        P.O. BOX 17240
                        DENVER, COLORADO 80217-9959
                        1-800-766-4683
                        WWW.JACKSON.COM

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features. Broker-dealers selling the Contracts may limit the availability of an optional feature. Ask your representative about what optional features are or are not offered. If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any premium payment. Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

The expenses for this Contract generally are higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses. Please carefully consider the features of this Contract and the related expenses to determine whether they address your investment and insurance goals and your anticipated premium payments and withdrawals.

We offer other variable annuity products with different product features, benefits and charges. In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure. Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 121. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission ("SEC") about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED THROUGH THIS PROSPECTUS DISCLOSURE. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE. WE DO NOT INTEND FOR THIS PROSPECTUS TO BE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THIS IS NOT PERMITTED.

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o Not FDIC/NCUA insured o Not Bank/CU guaranteed o May lose value o Not a deposit o Not insured by any federal agency
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THE CONTRACT MAKES AVAILABLE FOR INVESTMENT FIXED AND VARIABLE OPTIONS. THE VARIABLE OPTIONS ARE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT, EACH OF WHICH INVESTS IN ONE OF THE FOLLOWING FUNDS - ALL CLASS A SHARES (THE "FUNDS"): [TO BE UPDATED BY AMENDMENT]

JNL SERIES TRUST

JNL VARIABLE FUND LLC

UNDERSCORED ARE THE FUNDS THAT ARE NEWLY AVAILABLE OR RECENTLY UNDERWENT NAME CHANGES, AS MAY BE EXPLAINED IN THE ACCOMPANYING PARENTHETICAL. THE FUNDS ARE NOT THE SAME MUTUAL FUNDS THAT YOU WOULD BUY THROUGH YOUR STOCKBROKER OR A RETAIL MUTUAL FUND. THE PROSPECTUSES FOR THE FUNDS ARE ATTACHED TO THIS PROSPECTUS.

                                TABLE OF CONTENTS

GLOSSARY..................................................................2

KEY FACTS.................................................................3

FEES AND EXPENSES TABLES..................................................4

EXAMPLE...................................................................11

THE ANNUITY CONTRACT......................................................11

JACKSON...................................................................12

THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT..................................12

THE SEPARATE ACCOUNT......................................................14

INVESTMENT DIVISIONS......................................................14

CONTRACT CHARGES..........................................................16

DISTRIBUTION OF CONTRACTS.................................................26

PURCHASES.................................................................28

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS..............................31

TELEPHONE AND INTERNET TRANSACTIONS.......................................32

ACCESS TO YOUR MONEY......................................................33

INCOME PAYMENTS (THE INCOME PHASE)........................................98

DEATH BENEFIT.............................................................100

TAXES.....................................................................109

OTHER INFORMATION.........................................................113

PRIVACY POLICY............................................................115

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..............121

APPENDIX A (about Dow Jones)..............................................A-1

APPENDIX B (Contract Enhancement Recapture Charges).......................B-1

APPENDIX C (Broker-Dealer Support)........................................C-1

APPENDIX D (GMWB Prospectus Examples).....................................D-1

APPENDIX E (LifeGuard Select GMWB and LifeGuard Select with
Joint Option GMWB Transfer of Assets Methodology).........................E-1

APPENDIX F (Accumulation Unit Values).....................................F-1

                                    GLOSSARY

THESE TERMS ARE CAPITALIZED WHEN USED THROUGHOUT THIS PROSPECTUS BECAUSE THEY HAVE SPECIAL MEANING. IN READING THIS PROSPECTUS, PLEASE REFER BACK TO THIS GLOSSARY IF YOU HAVE ANY QUESTIONS ABOUT THESE TERMS.

ACCUMULATION UNIT - a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

ANNUITANT - the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

ANNUITY UNIT - a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

BENEFICIARY - the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple Beneficiaries.

COMPLETED YEAR - the succeeding twelve months from the date on which we receive a premium payment.

CONTRACT - the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

CONTRACT ANNIVERSARY - each one-year anniversary of the Contract's Issue Date.

CONTRACT ENHANCEMENT - a credit that we will make to each premium payment you make.

CONTRACT MONTH - the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

CONTRACT MONTHLY ANNIVERSARY - each one-month anniversary of the Contract's Issue Date.

CONTRACT  QUARTER  -  the  period  of  time  between   consecutive   three-month
anniversaries of the Contract's Issue Date.

CONTRACT QUARTERLY ANNIVERSARY - each three-month anniversary of the Contract's Issue Date.

CONTRACT VALUE - the sum of the allocations between the Contract's Investment Divisions, Fixed Account and Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account.

CONTRACT YEAR - the succeeding twelve months from a Contract's Issue Date and every anniversary.

EXCESS INTEREST ADJUSTMENT - an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

FIXED ACCOUNT - part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

FIXED ACCOUNT CONTRACT VALUE - the sum of the allocations between the Contract's Fixed Account Options.

FIXED ACCOUNT OPTION - a Contract option within the Fixed Account for a specific period under which a stated rate of return will be credited.

GENERAL ACCOUNT - the General Account includes all our assets, including any Contract Value allocated to the Fixed Account and the GMWB Fixed Account, which are available to our creditors.

GOOD ORDER - when our administrative requirements are met for any requested action or change, including that we have received sufficient supporting documentation.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB) FIXED ACCOUNT - part of our General Account to and from which, if you elect the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, automatic transfers of your Contract Value may be required according to non-discretionary formulas. The Contract Value allocated to the GMWB Fixed Account will earn a stated rate of return over a specified period.

GMWB FIXED ACCOUNT CONTRACT VALUE - the sum of the allocation to the Contract's GMWB Fixed Account.

INCOME DATE - the date on which you begin receiving annuity payments.

ISSUE DATE - the date your Contract is issued.

INVESTMENT DIVISION - one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

JACKSON, JNL, WE, OUR, OR US - Jackson National Life Insurance Company. (We do not capitalize "we," "our," or "us" in the prospectus.)

OWNER, YOU OR YOUR - the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize "you" or "your" in the prospectus.) Any reference to the Owner includes any joint Owner.

SEPARATE ACCOUNT - Jackson National Separate Account - I. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

SEPARATE ACCOUNT CONTRACT VALUE - the sum of the allocations between the Contract's Investment Divisions.

                                    KEY FACTS

THE IMMEDIATELY FOLLOWING TWO SECTIONS BRIEFLY INTRODUCE THE CONTRACT (AND ITS BENEFITS AND FEATURES) AND ITS COSTS; HOWEVER, PLEASE CAREFULLY READ THE WHOLE PROSPECTUS AND ANY RELATED DOCUMENTS BEFORE PURCHASING THE CONTRACT TO BE SURE THAT IT WILL MEET YOUR NEEDS.

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ALLOCATION OPTIONS
                    The Contract makes available Investment Divisions and a Fixed Account for allocation of your premium payments and Contract Value. In addition, if you elect the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, automatic transfers of your Contract Value may be allocated to a GMWB Fixed Account. For more information about the fixed accounts, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 12. For more information about the Investment Divisions, please see "INVESTMENT DIVISIONS" beginning on page 14.
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INVESTMENT PURPOSE
                    The Contract is intended to help you save for retirement or another long-term investment purpose. The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan. Qualified plans confer their own tax deferral. For more information, please see "TAXES" beginning on page 109.
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FREE LOOK
                    If you change your mind about having purchased the Contract, you may return it without penalty. There are conditions and limitations, including time limitations, depending on where you live. For more information, please see "Free Look" beginning on page 114. In some states, we are required to hold the premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the premiums to the Investment Divisions. State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

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PURCHASES
                    There are minimum and maximum premium requirements. You will receive a credit on your premium payments, subject to fees, conditions and limitations. The Contract also has a premium protection option, namely the Capital Protection Program. For more information, please see "PURCHASES" beginning on page 28.
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OPTIONAL ENDORSEMENTS
                    Not all optional endorsements are available in all states or through all broker-dealers. The availability of optional endorsements may reflect state prohibitions and variations, Jackson's reservation of the right not to offer certain optional endorsements, and broker-dealer selections. The representative assisting you will advise you whether an optional benefit is available and of any variations.
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WITHDRAWALS
                    Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years. There are also a number of optional withdrawal benefits available. The Contract has a free withdrawal provision and waives the charges and adjustments in the event of some unforeseen emergencies. For more information, please see "ACCESS TO YOUR MONEY" beginning on page 33.
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INCOME PAYMENTS
                    There are a number of income options available. For more information, please see "INCOME PAYMENTS (THE INCOME PHASE)" beginning on page 98.
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DEATH BENEFIT
                    The Contract has a death benefit that becomes payable if you die before the Income Date. There are also a number of optional death benefits available. For more information, please see "DEATH BENEFIT" beginning on page 100.
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                            FEES AND EXPENSES TABLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN PURCHASING, OWNING AND SURRENDERING THE CONTRACT. THE FIRST TABLE (AND FOOTNOTES) DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU PURCHASE THE CONTRACT, SURRENDER THE CONTRACT OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.


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                           OWNER TRANSACTION EXPENSES

                      Front-end Sales Load None
-------------------------------------------------------------------------- -----
-------------------------------------------------------------------------- -----

Maximum Withdrawal Charge (1) -
       PERCENTAGE OF PREMIUM WITHDRAWN, IF APPLICABLE                      7.5%
------ ------------------------------------------------------------------- -----
-------------------------------------------------------------------------- -----

Maximum Contract Enhancement Recapture Charge 2 -
       PERCENTAGE OF THE CORRESPONDING PREMIUMS WITHDRAWN                  6.0%
------ ------------------------------------------------------------------- -----
-------------------------------------------------------------------------- -----

Maximum Premium Taxes 3 -
       PERCENTAGE OF EACH PREMIUM                                          3.5%
------ ------------------------------------------------------------------- -----
-------------------------------------------------------------------------- -----

Commutation Fee: Upon a total withdrawal after income payments have commenced under income option 4, or if after death during the period for which payments are guaranteed under income option 3 and Beneficiary elects a lump sum payment, the amount received will be reduced by (a) minus (b) where:

     o (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

     o (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

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Transfer Charge (4) -
       PER TRANSFER AFTER 15 IN A CONTRACT YEAR                          $25
------ ----------------------------------------------------------------- -------
------------------------------------------------------------------------ -------

Expedited Delivery Charge (5)                                            $22.50
------------------------------------------------------------------------ -------
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(1) There may be a withdrawal charge on these withdrawals of Contract Value: withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distributions of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distributions of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distributions of a Roth IRA annuity; a total withdrawal; and withdrawals on an Income Date that is within one year of the Issue Date. The withdrawal charge is a schedule lasting nine Completed Years:

                          Completed Years Since Receipt Of Premium -
                          0       1        2        3        4       5        6        7        8        9+

         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------
         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------
                          7.5%    7%       6%       5.50%    5%      4%       3%       2%       1%       0
             Withdrawal
             Charge
         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------
         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------

                                                                                       -------- -------- -------
         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------

(2) Contract Enhancements (C.E.) are subject to recapture charges in addition to asset-based charges for specified periods. There may be a recapture charge on withdrawals of Contract Value: if the Contract is returned during the free look period; withdrawals in excess of the free withdrawal amounts; withdrawals that exceed the required minimum distributions of the Internal Revenue Code; a total withdrawal; and withdrawals on an Income Date that is within the recapture charge schedule. The recapture charge schedule is based on Completed Years:

                          Completed Years Since Receipt Of Premium -
                          0       1        2        3        4       5        6        7+       8        9%

         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------
         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------
         Recapture        6%      5.50%    4.50%    4%       3.50%   3%       2%       1%       0.50%    0
         Charge
         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------
         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------

         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------
         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------

                                                                                       -------- -------- -------
         ---------------- ------- -------- -------- -------- ------- -------- -------- -------- -------- -------


     Please note that if you return your Contract during the free look period, the entire amount of any Contract Enhancement will be recaptured.

(3)  Premium taxes generally range from 0 to 3.5% and vary by state.

(4) We do not count transfers in conjunction with dollar cost averaging, earnings sweep, automatic rebalancing, and periodic automatic transfers.

(5) For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

THE NEXT TABLE (AND FOOTNOTES) DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING THE FUNDS' FEES AND EXPENSES.

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                                                  PERIODIC EXPENSES

      BASE CONTRACT

      Annual Contract Maintenance Charge (6)                                                               $35

      Separate Account Annual Expenses
              ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE OF INVESTMENT DIVISIONS                     1.80%

      Mortality And Expense Risk Charge                                                         1.65%

      Administration Charge                                                                     0.15%
      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------
      Total Separate Account Annual Expenses for Base Contract                                             1.80%
      ---------------------------------------------------------------------------------------------------- --------
      ---------------------------------------------------------------------------------------------------- --------

----- ---------------------------------------------------------------------------------------------------- -------- --

----- ------------------------------------------------------------------------------------------------------------- --

      OPTIONAL ENDORSEMENTS - A VARIETY OF OPTIONAL ENDORSEMENTS TO THE CONTRACT
      ARE AVAILABLE. PLEASE SEE THE FOOTNOTES FOR ADDITIONAL INFORMATION ON THE
      VARIOUS OPTIONAL ENDORSEMENT CHARGES.


      -------------------------------------------------------------------------------------------------------------
      -------------------------------------------------------------------------------------------------------------
      THE FOLLOWING OPTIONAL ENDORSEMENT CHARGE IS BASED ON AVERAGE DAILY NET
      ASSET VALUE. YOU MAY SELECT THE BENEFIT BELOW(7):

         --------------------------------------------------------------------------------------------- ---------
         Earnings Protection Benefit Maximum Annual Charge ("EarningsMax") (8)                         0.45%
         --------------------------------------------------------------------------------------------- ---------

      ------------------------------------------------------------------------------------------------ ------------

      -------------------------------------------------------------------------------------------------------------
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      THE FOLLOWING OPTIONAL DEATH BENEFIT ENDORSEMENT CHARGES ARE BENEFIT
      BASED. PLEASE SEE THE FOOTNOTES FOR ADDITIONAL INFORMATION ON THE VARIOUS
      OPTIONAL DEATH BENEFIT ENDORSEMENT CHARGES. YOU MAY SELECT ONE OF THE
      AVAILABLE BENEFITS LISTED BELOW(7):

      5% Roll-up Death Benefit Maximum Annual Charge (9)                                                1.20%
      6% Roll-up Death Benefit Maximum Annual Charge (10)                                               1.60%
      Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge (11)                      0.60%
      Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual       1.40%
         Charge (12)
      Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual       1.80%
         Charge (13)
      LifeGuard Freedom DB Maximum Annual Charge (only available if the
         LifeGuard Freedom GMWB is 0.60% also selected) (14)
      ------------------------------------------------------------------------------------------------- -----------
      ------------------------------------------------------------------------------------------------- -----------

      ------------------------------------------------------------------------------------------------- -----------
      -------------------------------------------------------------------------------------------------------------
      THE FOLLOWING OPTIONAL ENDORSEMENT CHARGES ARE BENEFIT BASED. PLEASE SEE
      THE FOOTNOTES FOR ADDITIONAL INFORMATION ON THE VARIOUS OPTIONAL
      ENDORSEMENT CHARGES. YOU MAY SELECT ONE OF THE AVAILABLE BENEFITS LISTED
      BELOW(7):

      Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge ("SafeGuard       0.81%
         MaxSM") (15)
      5% GMWB With Annual Step-Up Maximum Annual Charge ("AutoGuard 5SM") (16)
      1.47% 6% GMWB With Annual Step-Up Maximum Annual Charge ("AutoGuard 6SM")
      (17) 1.62% For Life GMWB With Bonus and Annual Step-Up Maximum Annual
      Charge ("LifeGuard FreedomSM GMWB") 1.50%
         (18)
      Joint For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge ("LifeGuard Freedom       1.86%
         GMWB With Joint Option") (19)
      For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Maximum     1.20%
         Annual Charge ("LifeGuard SelectSM") (20)
      Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up       1.50%
         Maximum Annual Charge ("LifeGuard Select With Joint Option") (21)

      ------------------------------------------------------------------------------------------------- -----------
      -------------------------------------------------------------------------------------------------------------

----- ------------------------------------------------------------------------------------------------------------- --

(6) This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally from allocations to the Investment Divisions, the Fixed Account and the GMWB Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

(7) Some optional endorsements are only available to select when purchasing the Contract and once purchased cannot be canceled.

(8)  The current charge is 0.30%.

(9) The current charge for this 5% Roll up Death Benefit is 0.15% of the GMDB Benefit Base each Contract Quarter (0.60% annually), subject to a maximum annual charge of 1.20% of the GMDB Benefit Base (as used in the Table). The GMDB Benefit Base for this optional endorsement generally equals the Step-Up Value on the most recent Step-Up Date, subject to certain adjustments after the most recent Step-Up Date, compounded at an annual interest rate of 5% (4% if the Owner was age 70 or older on the Issue Date) until the Contract Anniversary immediately preceding the Owner's 81st birthday.

     At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial premium paid (net of any applicable premium taxes). If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the Step-Up Date is equal to that Contract Anniversary, and the Step-Up Value is equal to the Contract Value on that Step-Up Date.

     For more information about the charge for this endorsement, please see "5% Roll-up Death Benefit" under "Death Benefit Charges", beginning on page 24. For more information about how the endorsement works, including more details regarding the GMDB Benefit Base, please see "5% Roll-up Death Benefit" under "Optional Death Benefits", beginning on page 102.

(10) The current charge for this 6% Roll-up Death Benefit is 0.20% of the GMDB Benefit Base each Contract Quarter (0.80% annually), subject to a maximum annual charge of 1.60% of the GMDB Benefit Base (as used in the Table). The GMDB Benefit Base for this optional endorsement generally equals the Step-Up Value on the most recent Step-Up Date, subject to certain adjustments after the most recent Step-Up Date, compounded at an annual interest rate of 6% (5% if the Owner was age 70 or older on the Issue Date) until the Contract Anniversary immediately preceding the Owner's 81st birthday.

     At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial Premium paid (net of any applicable premium taxes). If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the Step-Up Date is equal to that Contract Anniversary, and the Step-Up Value is equal to the Contract Value on that Step-Up Date.

     For more information about the charge for this endorsement, please see "6% Roll-up Death Benefit" under "Death Benefit Charges", beginning on page 25. For more information about how the endorsement works, including more details regarding the GMDB Benefit Base, please see "6% Roll-up Death Benefit" under "Optional Death Benefits", beginning on page 103.

(11) The current charge for this Highest Quarterly Anniversary Value Death Benefit is 0.075% of the GMDB Benefit Base each Contract Quarter (0.30% annually), subject to a maximum annual charge of 0.60% of the GMDB Benefit Base (as used in the Table). The GMDB Benefit Base for this optional endorsement generally equals the greatest of the adjusted quarterly Contract Values on the Issue Date and on any Contract Quarterly Anniversary prior to the Owner's 81st birthday, subject to certain adjustments after that date.

     For more information about the charge for this endorsement, please see " Highest Quarterly Anniversary Value Death Benefit" under "Death Benefit Charges", beginning on page 25. For more information about how the endorsement works, including more details regarding the GMDB Benefit Base, please see "Highest Quarterly Anniversary Value Death Benefit " under "Optional Death Benefits", beginning on page 104.

(12) The current charge for this Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit is 0.175% of the GMDB Benefit Base each Contract Quarter (0.70% annually), subject to a maximum annual charge of 1.40% of the GMDB Benefit Base (as used in the Table). The GMDB Benefit Base for this optional endorsement generally equals the greater of (a) or
     (b), where:

          (a) Generally equals the Step-Up Value on the most recent Step-Up Date, subject to certain adjustments after the most recent Step-Up Date, compounded at an annual interest rate of 5% (4% if the Owner was age 70 or older on the Issue Date) until the Contract Anniversary immediately preceding the Owner's 81st birthday; and

          (b) Generally equals the greatest of the adjusted quarterly Contract Values on the Issue Date and on any Contract Quarterly Anniversary prior to the Owner's 81st birthday, subject to certain adjustments after that date.

     At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial Premium paid (net of any applicable premium taxes). If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the Step-Up Date is equal to that Contract Anniversary, and the Step-Up Value is equal to the Contract Value on that Step-Up Date.

     For more information about the charge for this endorsement, please see "Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit" under "Death Benefit Charges", beginning on page 25. For more information about how the endorsement works, including more details regarding the GMDB Benefit Base, please see "Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit" under "Optional Death Benefits", beginning on page 104.

(13) The current charge for this Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit is 0.225% of the GMDB Benefit Base each Contract Quarter (0.90% annually), subject to a maximum annual charge of 1.80% of the GMDB Benefit Base (as used in the Table). The GMDB Benefit Base for this optional endorsement generally equals the greater of (a) or
     (b), where:

          (a) Generally equals the Step-Up Value on the most recent Step-Up Date, subject to certain adjustments after the most recent Step-Up Date, compounded at an annual interest rate of 6% (5% if the Owner was age 70 or older on the Issue Date) until the Contract Anniversary immediately preceding the Owner's 81st birthday; and

          (b) Generally equals the greatest of the adjusted quarterly Contract Values on the Issue Date and on any Contract Quarterly Anniversary prior to the Owner's 81st birthday, subject to certain adjustments after that date.

     At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial Premium paid (net of any applicable premium taxes). If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the Step-Up Date is equal to that Contract Anniversary, and the Step-Up Value is equal to the Contract Value on that Step-Up Date.

     For more information about the charge for this endorsement, please see "Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit" under "Death Benefit Charges", beginning on page 25. For more information about how the endorsement works, including more details regarding the GMDB Benefit Base, please see "Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit" under "Optional Death Benefits", beginning on page 106.

(14) The LifeGuard Freedom DB is only available in conjunction with the purchase of the LifeGuard Freedom GMWB. The current and maximum charge for the LifeGuard Freedom DB is 0.15% of the GMWB Death Benefit each Contract Quarter (0.60% annually). THE CHARGE FOR LIFEGUARD FREEDOM DB IS IN ADDITION TO THE CHARGE FOR THE LIFEGUARD FREEDOM GMWB.

     The GMWB Death Benefit is equal to the LifeGuard Freedom GWB (see footnote 18 below). If you select the LifeGuard Freedom GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the LifeGuard Freedom GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     For more information about the charge for the LifeGuard Freedom DB, please see "LifeGuard Freedom DB" under "Death Benefit Charges", beginning on page
     26. For more information about how this optional death benefit endorsement works, please see "LifeGuard Freedom DB" under "Optional Death Benefits", beginning on page 107. For more information about how the LifeGuard Freedom GMWB works, please see "For Life GMWB With Bonus and Annual Step-Up" beginning on page 49.

(15) The charge is quarterly, currently 0.1125% of the GWB, which is 0.45% of the GWB on an annual basis, subject to a maximum annual charge of 0.80%. But for Contracts purchased IN WASHINGTON STATE, the charge is monthly, currently 0.0375% of the GWB, which, annually, is 0.45% of the GWB, subject to a maximum annual charge of 0.81% as used in the Table. The charge is deducted at the end of each Contract Quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the  charge  is  deducted  from  Contract  Value,  it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up" beginning on page 36. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

(16) The charge is quarterly, currently 0.1625% of the GWB, which is 0.65% of the GWB on an annual basis, subject to a maximum annual charge of 1.45%. But for Contracts purchased IN WASHINGTON STATE, the charge is monthly, currently 0.055% of the GWB, which, annually, is 0.66% of the GWB, subject to a maximum annual charge of 1.47% as used in the Table. The charge is deducted at the end of each Contract Quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the  charge  is  deducted  from  Contract  Value,  it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 42. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

(17) The charge is quarterly, currently 0.2125% of the GWB, which is 0.85% of the GWB on an annual basis, subject to a maximum annual charge of 1.60%. But for Contracts purchased IN WASHINGTON STATE, the charge is monthly, currently 0.0725% of the GWB, which, annually, is 0.87% of the GWB, subject to a maximum annual charge of 1.62% as used in the Table. The charge is deducted at the end of each Contract Quarter/Contract Month, or upon termination of the endorsement, from your Contract Value on a pro rata basis. We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.

     While the  charge  is  deducted  from  Contract  Value,  it is based on the applicable percentage of the GWB. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. For more information, including how the GWB is calculated, please see "6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 46. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

(18) 1.50% is the maximum annual charge of the For Life GMWB With Bonus and Annual Step-Up, which charge is payable quarterly. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES. You pay the applicable percentage of the GWB each Contract Quarter. But for Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                      FOR LIFE GMWB WITH BONUS AND ANNUAL STEP-UP

         Annual Charge              Maximum                    Current

         Ages    45 - 80    1.50%/4      1.50%/12     0.95%/4     0.96%/12

         Charge Basis                               GWB

         Charge Frequency    Quarterly     Monthly    Quarterly      Monthly

     For more information about the charge for this endorsement, please see "For Life GMWB With Bonus and Annual Step-Up Charge" beginning on page 21. For more information about how the endorsement works, please see "For Life GMWB With Bonus and Annual Step-Up " beginning on page 49.

(19) For Contracts purchased IN WASHINGTON STATE, 1.86% is the maximum annual charge of the Joint For Life GMWB With Bonus and Annual Step-Up, which charge is payable each Contract Month. For Contracts purchased in all other states, 1.85% is the maximum annual charge of the Joint For Life GMWB With Bonus and Annual Step-Up, which charge is payable each Contract Quarter. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

                    JOINT FOR LIFE GMWB WITH BONUS AND ANNUAL STEP-UP

          Annual Charge              Maximum                   Current

          Ages    45 - 80     1.85%/4     1.86%/12     1.25%/4       1.26%/12

          Charge Basis                               GWB

          Charge Frequency   Quarterly    Monthly     Quarterly      Monthly

     For more information about the charge for this endorsement, please see "Joint Life GMWB With Bonus and Annual Step-Up Charge" beginning on page
     22. For more information about how the endorsement works, please see "Joint For Life GMWB With Bonus and Annual Step-Up " beginning on page 60.

(20) 1.20% is the maximum annual charge of the For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up, which charge is payable quarterly. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES. You pay the applicable percentage of the GWB each Contract
     Quarter. But for Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

          FOR LIFE GMWB WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT
                                  AND ANNUAL STEP-UP

         Annual Charge             Maximum                   Current

         Ages    55 - 80     1.20%/4     1.20%/12     0.65%/4      0.66%/12

         Charge Basis                              GWB

         Charge Frequency   Quarterly    Monthly     Quarterly      Monthly

     For more information about the charge for this endorsement, please see "For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Charge" beginning on page 22. For more information about how the endorsement works, please see "For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up " beginning on page 71. Please check with your representative to learn about the current interest rate for the GMWB Fixed Account. You may also contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus.

(21) 1.50% is the maximum annual charge of the Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up, which charge is payable quarterly. THE BELOW TABLES HAVE THE MAXIMUM AND CURRENT CHARGES. You pay the applicable percentage of the GWB each Contract
     Quarter. But for Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month. The GWB is the guaranteed amount available for future periodic withdrawals. If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals. If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.

     We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. Monthly charges are pro rata deducted based on the applicable Investment Divisions only.

             JOINT FOR LIFE GMWB WITH BONUS, GUARANTEED WITHDRAWAL BALANCE
                             ADJUSTMENT AND ANNUAL STEP-UP

          Annual Charge             Maximum                  Current

          Ages    55 - 80     1.50%/4    1.50%/12     0.80%/4      0.81%/12

          Charge Basis                              GWB

          Charge Frequency   Quarterly   Monthly     Quarterly      Monthly

     For more information about the charge for this endorsement, please see "Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Charge" beginning on page 23. For more information about how the endorsement works, please see "Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up " beginning on page 84.

THE NEXT ITEM SHOWS THE MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT.

                      TOTAL ANNUAL FUND OPERATING EXPENSES

(Expenses  that  are  deducted  from  Fund  assets,   including  management  and
administration fees, 12b-1 service fees and other expenses.) [TO BE UPDATED BY AMENDMENT]


                ---------------------------------------------

                                 Minimum:

                                 Maximum: %

                ---------------------------------------------

MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS BELOW. BUT PLEASE REFER TO THE FUNDS' PROSPECTUSES FOR EVEN MORE INFORMATION, INCLUDING INVESTMENT OBJECTIVES, PERFORMANCE, AND INFORMATION ABOUT JACKSON NATIONAL ASSET MANAGEMENT, LLC(R), THE FUNDS' ADVISER AND ADMINISTRATOR, AS WELL AS THE SUB-ADVISERS. [TO BE UPDATED BY AMENDMENT]



                   FUND OPERATING EXPENSES
  (AS AN ANNUAL PERCENTAGE OF THE FUND'S AVERAGE DAILY NET
                           ASSETS) ACQUIRED
                                                                MANAGEMENT                                 FUND FEES      ANNUAL
                                                                    and        SERVICE        OTHER        AND EXPENSES  OPERATING
                          FUND NAME                             ADMIN FEE A    (12B-1) FEE    EXPENSES B        C        EXPENSES
-------------------------------------------------------------- --------------- ------------- ------------ -------------- -----------
-------------------------------------------------------------- --------------- ------------- ------------ -------------- -----------

-------------------------------------------------------------- --------------- ------------- ------------ -------------- -----------
-------------------------------------------------------------- --------------- ------------- ------------ -------------- -----------

-------------------------------------------------------------- --------------- ------------- ------------ -------------- -----------
-------------------------------------------------------------- --------------- ------------- ------------ -------------- -----------

-------------------------------------------------------------- --------------- ------------- ------------ -------------- -----------

A    Certain   Funds  pay  Jackson   National   Asset   Management,   LLC,   the
     Administrator, an administrative fee for certain services provided to the Fund by the Administrator.

     The JNL/AIM Global Real Estate Fund, the JNL/AIM International Growth Fund, the JNL/Capital Guardian International Small Cap Fund, the JNL/Capital Guardian Global Diversified Research Fund, the JNL/Capital Guardian Global Balanced Fund, the JNL/Credit Suisse Global Natural Resources Fund, the JNL/Credit Suisse Long/Short Fund, the JNL/Franklin Templeton Global Growth Fund, the JNL/Goldman Sachs Emerging Markets Debt Fund, the JNL/JPMorgan International Value Fund, the JNL/Lazard Emerging Markets Fund, the JNL/M&G Global Basics Fund, the JNL/M&G Global Leaders Fund, the JNL/Oppenheimer Global Growth Fund, the JNL/PAM Asia Ex-Japan Fund, the JNL/Red Rocks Listed Private Equity Fund, and all of the JNL/Mellon Capital Management Funds EXCEPT the JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management Small Cap Index Fund, the JNL/Mellon Capital Management Bond Index Fund, the JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, the JNL/Mellon Capital Management Index 5 Fund, the JNL/Mellon Capital Management 10 x 10 Fund, the JNL/Mellon Capital Management Global 15 Fund, and the JNL/Mellon Capital Management NYSE(R) International 25 Fund, the JNL/Mellon Capital Management European 30 Fund, and the JNL/Mellon Capital Management Pacific Rim 30 Fund pay an administrative fee of 0.15%.

     The JNL/Mellon Capital Management Global 15 Fund, the JNL/Mellon Capital Management NYSE(R) International 25 Fund, the JNL/Mellon Capital Management European 30 Fund, the JNL/Mellon Capital Management Pacific Rim 30 Fund, and the JNL/PAM China-India Fund pay an administrative fee of 0.20%.

     The JNL/Franklin Templeton Founding Strategy Fund, the JNL/Mellon Capital Management Index 5 Fund, the JNL/Mellon Capital Management 10 x 10 Fund, and all of the JNL/S&P Funds EXCEPT the JNL/S&P Competitive Advantage Fund, the JNL/S&P Dividend Income & Growth Fund, the JNL/S&P Intrinsic Value Fund, and the JNL/S&P Total Yield Fund pay an administrative fee of 0.05%.

     All other Funds pay an administrative fee of 0.10%.

     The Management and  Administrative  Fee and the Annual  Operating  Expenses
     columns  in  this  table   reflect   the   inclusion   of  the   applicable
     administrative fee.

B Other expenses include registration fees, licensing costs, a portion of the Chief Compliance Officer costs, directors and officers insurance, the fees and expenses of the disinterested Trustees/Managers and of independent legal counsel to the disinterested Trustees/Managers.

C ACQUIRED FUND FEES AND EXPENSES. The expenses shown represent the Funds' pro rata share of fees and expenses of investing in mutual funds, including money market funds used for purposes of investing available cash balances.

D Amount includes the costs associated with the Fund's short sales on equity securities. When a cash dividend is declared on a security for which the Fund holds a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security. In addition, the Fund incurs fees in connection with the borrowing of securities related to short sale transactions. For December 31, 2008, total cost of short sales transactions to the JNL/Credit Suisse Long/Short Fund, and JNL/Franklin Templeton Mutual Shares Fund was 1.06% and 0.01%, respectively.

E Amounts are based on the allocations to underlying funds during the period ended December 31, 2008. Current allocations may be different, and therefore, actual amounts for subsequent periods may be higher or lower than those shown above.

F The management/administrative fee has been restated to reflect a contract amendment; the fee was adjusted to the level shown in the table above.

                                     EXAMPLE
[TO BE UPDATED BY AMENDMENT]

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions, the Fixed Account and the GMWB Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional Earnings Protection Benefit, the most expensive Optional Death Benefit Endorsement and the most expensive Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

         1 YEAR              3 YEARS          5 YEARS            10 YEARS


If you annuitize at the end of the applicable time period:

         1 YEAR *            3 YEARS          5 YEARS            10 YEARS


* Withdrawal charges apply to income payments occurring within one year of the Contract's Issue Date.

If you do NOT surrender your Contract:

         1 YEAR              3 YEARS          5 YEARS            10 YEARS


THE EXAMPLE DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER.

CONDENSED FINANCIAL INFORMATION. The information about the values of all Accumulation Units constitute the condensed financial information, which can be found in the Statement of Additional Information. The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying fund and Separate Account charges for the base Contract and the various combinations of optional endorsements. The financial statements of the Separate Account and Jackson can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the contracts offered through the Separate Account. The financial statements of Jackson that are included should be considered only as bearing upon the company's ability to meet its contractual obligations under the Contracts. Jackson's financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center. Our contact information is on the cover page of this prospectus.

                              THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85. Optional benefits may have different requirements, as noted.

Your Contract Value may be allocated to

     * our Fixed Account, as may be made available by us, or as may be otherwise limited by us,

     * our GMWB Fixed Account (only if the optional LifeGuard Select GMWB or LifeGuard Select with Joint Option GMWB are elected), as may be made available by us, or as may be otherwise limited by us, or to

     * Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

     *    the ACCUMULATION PHASE, when you make premium payments to us, and

     *    the INCOME PHASE, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). We reserve the right to refuse an assignment, and an assignment may be a taxable event. Your ability to change ownership is limited on Contracts with one of the For Life GMWBs. Please contact our Annuity Service Center for help and more information.

The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group contract. Contracts issued in your state may provide different features and benefits than those described in this prospectus. This prospectus provides a description of the material rights and obligations under the Contract. Your Contract and any endorsements are the formal contractual agreement between you and the Company. In those states where Contracts are issued as group contracts, references throughout the prospectus to "Contract(s)" shall also mean "certificate(s)."

                                     JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically. When this program is available, we will, as permitted, forward documentation electronically. Please contact us at our Annuity Service Center for more information.

                    THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT

CONTRACT VALUE ALLOCATED TO THE FIXED ACCOUNT AND/OR THE GMWB FIXED ACCOUNT WILL BE PLACED WITH OTHER ASSETS IN OUR GENERAL ACCOUNT. THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT ARE NOT REGISTERED WITH THE SEC, AND THE SEC DOES NOT REVIEW THE INFORMATION WE PROVIDE TO YOU ABOUT THEM. DISCLOSURES REGARDING THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO THE GENERAL PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. BOTH THE AVAILABILITY OF, AND TRANSFERS INTO AND OUT OF, THE FIXED ACCOUNT (WHICH CONSISTS OF FIXED ACCOUNT OPTIONS) AND THE GMWB FIXED ACCOUNT MAY BE SUBJECT TO CONTRACTUAL AND ADMINISTRATIVE REQUIREMENTS. FOR MORE INFORMATION, PLEASE SEE THE APPLICATION, CHECK WITH THE REGISTERED REPRESENTATIVE HELPING YOU TO PURCHASE THE CONTRACT, OR CONTACT US AT OUR ANNUITY SERVICE CENTER.

THE FIXED ACCOUNT

FIXED ACCOUNT OPTIONS. Each Fixed Account Option offers a base interest rate that we established and will credit to your Contract Value in the Fixed Account for a specified period (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in the Fixed Account Options is not withdrawn, transferred, or annuitized until the end of the specified period. The base interest rate is subject to your Contract's Fixed Account minimum interest rate, which will be 2% a year, credited daily, during the first ten Contract Years and 3% a year, credited daily, afterwards. Subject to this minimum requirement, we may declare different base interest rates at different times.

An Excess Interest Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period. The Excess Interest Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period. The Excess Interest
Adjustment is based on the relationship of the current new business interest rate to the guaranteed base interest rate being credited to the Fixed Account Option. The current new business interest rate used for this comparison is the base interest rate available on a new Fixed Account Option of the same duration, increased by 0.50%. Generally, the Excess Interest Adjustment will increase the Fixed Account Option Value when current new business rates are lower than the rate being credited and will decrease the Fixed Account Option Value when current new business rates are higher than the rate being credited.

There will be no Excess Interest Adjustment when the current new business interest rate (after adjustment for the 0.50% bias) is greater than the guaranteed base interest rate by less than 0.50%. This restriction avoids decreases in the Fixed Account Option Value in situations where the general level of interest rates has declined but the bias results in a current new business interest rate that is higher than the guaranteed base interest rate.

Also, there is no Excess Interest Adjustment on: the one-year Fixed Account Option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals. In no event will a total withdrawal from the Fixed Account Options be less than the Fixed Account minimum value.

Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account Option, and there will not be an Excess Interest Adjustment. If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account Option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date. Otherwise, the next closest specified period, or the one-year Fixed Account Option (if there is one year or less until the Income Date), will apply.

You may allocate premiums to the one-year Fixed Account Option, but we may require that the amount in the one-year Fixed Account Option (including any Contract Enhancement) be automatically transferred on a monthly basis in equal installments to your choice of Investment Division within 12 months of the date we received the premium, so that at the end of the period, all amounts in the one-year Fixed Account Option will have been transferred. The amount will be determined based on the amount allocated to the one-year Fixed Account Option and the base interest rate. Charges, withdrawals and additional transfers taken from the one-year Fixed Account Option will shorten the length of time it takes to deplete the account balance. These automatic transfers will not count against the 15 free transfers in a Contract year.

Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account Option as funds are automatically transferred into your choice of Investment Divisions. However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate, as it will be applied to a declining balance in the one-year Fixed Account Option.

The DCA+ FIXED ACCOUNT OPTION, IF AVAILABLE, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options. From time to time, we will offer special enhanced rates on the DCA+ Fixed Account Option. DCA+ Fixed Account Option is only available for new premiums.


THE GMWB FIXED ACCOUNT

THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB) FIXED ACCOUNT. The GMWB Fixed Account is available only in conjunction with the purchase of the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB. If you elect to purchase one of these two GMWBs, automatic transfers of your Contract Value may be required to and from the GMWB Fixed Account according to non-discretionary formulas. You may not allocate additional monies to the GMWB Fixed Account.

The Contract Value in the GMWB Fixed Account is credited with a specific interest rate. The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year. GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared. The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than 2% a year during the first ten Contract Years and 3% a year afterwards. Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state. Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions. DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account. There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account. Transfers to and from the GMWB Fixed Account are AUTOMATIC according to non-discretionary formulas; you may NOT CHOOSE to transfer amounts to and from the GMWB Fixed Account. These automatic transfers will not count against the 15 free transfers in a Contract Year. You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

For more detailed information regarding LifeGuard Select, including the GMWB Fixed Account, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page 71. For more detailed information regarding LifeGuard Select with Joint Option, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page 84.

                              THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law. The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

                              INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 18 Investment Divisions, the Fixed Account and the GMWB Fixed Account at any one time. Each Investment Division purchases the shares of one underlying fund (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account Options and the GMWB Fixed Account. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR CONTRACT VALUE ALLOCATED TO ANY OF THE INVESTMENT DIVISIONS. If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Investment Divisions are each known as a Fund of Funds. Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds. You should read the prospectus for the JNL Series Trust for more information.

THE NAMES OF THE FUNDS THAT ARE AVAILABLE, ALONG WITH THE NAMES OF THE ADVISERS AND SUB-ADVISERS AND A BRIEF STATEMENT OF EACH INVESTMENT OBJECTIVE, ARE BELOW:

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                  JNL SERIES TRUST [TO BE UPDATED BY AMENDMENT]
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     ABOUT THE JNL/S&P RETIREMENT FUNDS. The JNL/S&P Retirement Funds have retirement target dates. The investment strategies of these funds are designed to limit your risk of investment losses as of the date you expect to make withdrawals from your Contract. There is at least some degree of overlap between this fundamental goal and the protections provided under the Contract's basic death benefit and under certain optional features, specifically the Earnings Protection Benefit and any GMWB.

     Each of these four benefits provides a specific guarantee of minimum value regardless of investment performance on certain relevant dates: (i) the Owner's date of death in the case of death benefits and the Earnings Protection Benefit; and (ii) an Owner's specific age under a GMWB. To the extent the JNL/S&P Retirement Funds achieve their specific goals, the need for and the additional value of the protections received under these four benefits may be somewhat diminished.

     The potential for overlap is greatest for a GMWB because that benefit will come into effect at approximately the same date as the JNL/S&P Retirement Funds' applicable target retirement date. The potential for overlap generally is less for death benefits and the Earnings Protection Benefit because those benefits do not come into effect on a fixed or predetermined date and the likelihood the Owner's date of death will be the same as the date that is the target date for the JNL/S&P Retirement Funds is relatively small. Investment in a fund such as the JNL/S&P Retirement Income Fund, however, may not be consistent with the Earnings Protection Benefit to the extent that conservative investing may not accomplish the Earnings Protection Benefit goal of providing an additional payout to help offset potential tax liabilities if there are earnings in the Contract at the Owner's death.

     You, therefore, are encouraged to consider whether you want to participate in an optional benefit when you plan to invest in a JNL/S&P Retirement Fund. Among the considerations are the charges for the optional benefits and the value to you of having overlapping goals and protections. In addition, there may be personal considerations affecting your decision that a knowledgeable adviser can assist you in weighing.

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     JNL VARIABLE FUND LLC [TO BE UPDATED BY AMENDMENT]
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The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers. The Funds described are available only through variable annuity contracts issued by Jackson. They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing. Additional Funds and Investment Divisions may be available in the future. The prospectuses for the JNL Series Trust and the JNL Variable Fund LLC are attached to this prospectus. However, these prospectuses may also be obtained at no charge by calling 1-800-766-4683 (Annuity and Life Service Center) or 1-800-777-7779 (for contracts purchased through a bank or financial institution), by writing P.O. Box 17240, Denver, Colorado 80217-9959, or by visiting WWW.JACKSON.COM.

VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund. We will vote all the shares we own in proportion to those instructions from Owners. An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

SUBSTITUTION. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.

                                CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you elected to add that optional endorsement to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. We expect to profit from certain charges assessed under the Contract. These charges (and certain other expenses) are as follows:

MORTALITY AND EXPENSE RISK CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge. On an annual basis, this charge equals 1.65% of the average daily net asset value of your allocations to the Investment Divisions. This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations:

     * to make income payments for the life of the Annuitant during the income phase;

     *    to waive the withdrawal charge in the event of the Owner's death; and

     *    to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge. Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Terminal Illness Benefit, the Specified Conditions Benefit and the Extended Care Benefit.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

ANNUAL CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $35 annual contract maintenance charge on the Contract Anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and generally is taken from the Investment Divisions, the Fixed Account and the GMWB Fixed Account based on the proportion their respective value bears to the Contract Value. We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account or the GMWB Fixed Account. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a Contract Year. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable. We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we may charge a lesser fee where required by state law.

WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

     * PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your annuity for at least nine years without being withdrawn), PLUS

     * EARNINGS (excess of your Contract Value allocated to the Investment Divisions, the Fixed Account and the GMWB Fixed Account over your remaining premiums and remaining Contract Enhancements allocated to those accounts)

     * during each Contract Year 10% OF PREMIUM (subject to certain exclusions) that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Excess Interest Adjustment, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), MINUS earnings (required minimum distributions will be counted as part of the free withdrawal amount).

WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

     *    withdrawals in excess of the free withdrawal amounts, or

     * withdrawals under a tax-qualified Contract that exceed its required minimum distributions, or

     * withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity, or

     *    amounts withdrawn in a total withdrawal, or

     * amounts applied to income payments on an Income Date that is within one year of the Issue Date.

The amount of the withdrawal charge deducted varies (depending upon how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

            WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):

COMPLETED YEARS SINCE RECEIPT       0       1      2      3       4      5      6      7      8      9+
OF PREMIUM

WITHDRAWAL CHARGE                  7.5%    7%     6%    5.50%    5%     4%     3%     2%      1%      0


For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings, second from the oldest remaining premium, and third from Contract Enhancements. If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The
withdrawal  charge   compensates  us  for  costs  associated  with  selling  the
Contracts.

NOTE: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do NOT assess the withdrawal charge on any amounts paid out as:

     * income payments (but the withdrawal charge is deducted at the Income Date if income payments are commenced in the first Contract Year);

     *    death benefits;

     * withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge);

     * if permitted by your state, withdrawals of up to $250,000 from the Investment Divisions, the Fixed Account (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

     * if permitted by your state, withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Investment Divisions, the Fixed Account (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson or any of our affiliates.

EARNINGS PROTECTION BENEFIT ("EARNINGSMAX") CHARGE. If you select the Earnings Protection Benefit endorsement, you may pay us a charge that equals 0.30% (for a maximum of 0.45%) on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. The charge on currently offered Contracts may be less. Please check with your representative to learn about the current level of the charge and its availability in your state. This charge continues if you transfer ownership of the Contract to someone who would not have been eligible for the Earnings Protection Benefit upon application (age 75 or younger), even though the benefit is not payable. If your spouse elects to continue the Contract under the Special Spousal Continuation Option, the charge will continue to be assessed unless your spouse elects to discontinue the Earnings Protection Benefit, at which time the charge will cease. We stop deducting this charge on the date you annuitize.

CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you make a partial or total withdrawal from your Contract in the first nine years since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your premiums. Your Contract will also be subject to a recapture charge if you return it during the free look period. The amounts of these charges are as follows:

CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS )

Completed Years Since
  Receipt of Premium            0       1        2       3       4       5      6       7       8      9+

Recapture Charge                6%    5.50%    4.50%     4%    3.50%    3%      2%     1%     0.50%     0

If you return your Contract during the free look period, the entire amount of any Contract Enhancement will be recaptured.

We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works. However, we do not assess the recapture charge on any amounts paid out as:

     *    death benefits;

     *    withdrawals taken under the free withdrawal provision;

     * withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge);

     * if permitted by your state, additional withdrawals of up to $250,000 from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

     * if permitted by your state, additional withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH 5-YEAR STEP-UP CHARGE ("SAFEGUARD MAX"). If you select the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, in most states you will pay 0.1125% of the GWB each Contract Quarter (0.45% annually). IN WASHINGTON STATE, you pay the charge, currently 0.0375% of the GWB (0.45% annually), each Contract Month. IN WASHINGTON STATE, we will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. For more information about the GWB, please see "Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up" beginning on page 36.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or upon election of a step-up - subject to a maximum charge of 0.80% annually in states where the charge is quarterly, 0.81% annually in states where the charge is monthly.

The actual deduction of the charge will be reflected in your quarterly statement. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up" beginning on page 36. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 35 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("AUTOGUARD 5") CHARGE. If you select the 5% GMWB With Annual Step-Up, in most states you will pay 0.1625% of the GWB each quarter (0.65% annually). IN WASHINGTON STATE, the charge is monthly, currently 0.055% of the GWB (0.66% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. You pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased IN WASHINGTON STATE, you pay the applicable percentage of the GWB each Contract Month. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GWB, please see "5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 42.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.1125% of the GWB each quarter (0.45% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.05% of the GWB each quarter (0.20% annually). If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.0375% of the GWB each Contract Month (0.45% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month (0.21% annually).

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) - subject to a maximum charge of 1.45% annually in states where the charge is quarterly, 1.47% annually in states where the charge is monthly. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "5% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up" beginning on page 42. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 35 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("AUTOGUARD 6") CHARGE. If you select the 6% GMWB With Annual Step-Up, in most states you will pay 0.2125% of the GWB each quarter (0.85% annually). IN WASHINGTON STATE, the charge is monthly, currently 0.0725% of the GWB (0.87% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions. You pay the applicable percentage of the GWB each Contract Quarter. For Contracts purchased IN WASHINGTON STATE, you pay the applicable percentage of the GWB each Contract Month. The actual deduction of the charge will be reflected in your quarterly statement. For more information about the GWB, please see "6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up" beginning on page 46.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date. If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.15% of the GWB each quarter (0.60% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.075% of the GWB each quarter (0.30% annually). If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.05% of the GWB each Contract Month (0.60% annually). After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.025% of the GWB each Contract Month (0.30% annually).

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) - subject to a maximum charge of 1.60% annually in states where the charge is quarterly, 1.62% annually in states where the charge is monthly. We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "6% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up" beginning on page 46. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 35 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM GMWB") CHARGE. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 49.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    45 - 80        1.50% / 4     1.50% / 12    0.95% / 4    0.96% / 12
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Charge Basis                                   GWB
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--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter. For Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 49. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 49. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 35 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

NOTE: THE ABOVE SECTION DESCRIBES THE CHARGE FOR THE LIFEGUARD FREEDOM GMWB ONLY. IF YOU PURCHASE THE LIFEGUARD FREEDOM DB, ADDITIONAL CHARGES APPLY FOR THAT BENEFIT. PLEASE SEE "LIFEGUARD FREEDOM DB" UNDER "DEATH BENEFIT CHARGES", BEGINNING ON PAGE 26 FOR DETAILS.

JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM GMWB WITH JOINT OPTION") CHARGE. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 60.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
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Ages    45 - 80        1.85% / 4     1.86% / 12    1.25% / 4    1.26% / 12
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--------------------- ------------------------------------------------------
Charge Basis                                   GWB
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--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter. For Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value. Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 60. Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 60. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 35 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND ANNUAL STEP-UP ("LIFEGUARD SELECT") CHARGE. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 71.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    55 - 80        1.20% / 4     1.20% / 12    0.65% / 4    0.66% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter. For Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision. For more information, please see "Transfer of Assets" under "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 71.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the eleventh Contract Anniversary, again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page
71. Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and upon automatic Step-Up on or after the eleventh Contract Anniversary, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 71. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 35 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND ANNUAL STEP-UP ("LIFEGUARD SELECT WITH JOINT OPTION") CHARGE. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 84.

Annual Charge                  Maximum                     Current
--------------------- --------------------------- --------------------------
--------------------- ------------- ------------- ------------ -------------
Ages    55 - 80        1.50% / 4     1.50% / 12    0.80% / 4    0.81% / 12
--------------------- ------------- ------------- ------------ -------------
--------------------- ------------------------------------------------------
Charge Basis                                   GWB
--------------------- ------------------------------------------------------
--------------------- ------------- ------------- ------------ -------------
Charge Frequency       Quarterly      Monthly      Quarterly     Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter. For Contracts purchased IN WASHINGTON STATE, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions. We deduct the charge from your Contract Value. The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision. For more information, please see "Transfer of Assets" under "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 84.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account. IN WASHINGTON STATE, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only. With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value. While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge. We may also change the charge when there is a step-up on or after the eleventh Contract Anniversary, again subject to the applicable maximum annual charge. If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero. Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate. For more information, please see "Termination" under "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 84. Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information. Our contact information is on the first page of the prospectus. In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of the GMWB and upon automatic Step-Up on or after the eleventh Contract Anniversary, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" beginning on page 84. Also see "Guaranteed Minimum Withdrawal Benefit Important Special Considerations" beginning on page 35 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

DEATH BENEFIT CHARGES. There is no additional charge for the Contract's basic death benefit. However, for an additional charge, you may select one of the Contract's available optional death benefits in place of the basic death benefit. Please ask your agent whether there are variations on these benefits in your state or contact our Annuity Service Center. Our contact information is on the cover page of this prospectus.

If you select the 5% ROLL-UP DEATH BENEFIT, you will pay 0.15% of the GMDB Benefit Base for this benefit each Contract Quarter (0.60% ANNUALLY), subject to a maximum quarterly charge of 0.30% (1.20% annually) on new issues. We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed Account. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit. The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value. While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge. For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see "5% Roll-up Death Benefit" under "Optional Death Benefits", beginning on page 102.

If you select the 6% ROLL-UP DEATH BENEFIT, you will pay 0.20% of the GMDB Benefit Base for this benefit each Contract Quarter (0.80% ANNUALLY), subject to a maximum quarterly charge of 0.40% (1.60% annually) on new issues. We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed Account. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit. The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value. While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge. For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see "6% Roll-up Death Benefit" under "Optional Death Benefits", beginning on page 103.

If you select the HIGHEST QUARTERLY ANNIVERSARY VALUE DEATH BENEFIT, you will pay 0.075% of the GMDB Benefit Base for this benefit each Contract Quarter (0.30% ANNUALLY), subject to a maximum quarterly charge of 0.15% (0.60% annually) on new issues. We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed Account. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit. The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value. While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge. For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see "Highest Quarterly Anniversary Value Death Benefit" under "Optional Death Benefits", beginning on page 104.

If you select the COMBINATION 5% ROLL-UP AND HIGHEST QUARTERLY ANNIVERSARY VALUE DEATH BENEFIT, you will pay 0.175% of the GMDB Benefit Base for this benefit each Contract Quarter (0.70% ANNUALLY), subject to a maximum quarterly charge of 0.35% (1.40% annually) on new issues. We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed Account. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit. The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value. While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge. For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see "Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit" under "Optional Death Benefits", beginning on page 104.

If you select the COMBINATION 6% ROLL-UP AND HIGHEST QUARTERLY ANNIVERSARY VALUE DEATH BENEFIT, you will pay 0.225% of the GMDB Benefit Base for this benefit each Contract Quarter (0.90% ANNUALLY), subject to a maximum quarterly charge of 0.45% (1.80% annually) on new issues. We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed Account. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit. The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value. While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge. For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see "Combination 6% Roll-up and Highest Quarterly Anniversary Death Benefit" under "Optional Death Benefits", beginning on page 106.

If you select the LIFEGUARD FREEDOM DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom GMWB, you will pay two separate charges for the combined benefit. For LifeGuard Freedom DB, you will pay 0.15% of the GMWB Death Benefit each Contract Quarter (0.60% ANNUALLY). THE CHARGE FOR LIFEGUARD FREEDOM DB, WHICH IS BASED ON A PERCENTAGE OF THE GMWB DEATH BENEFIT, IS SEPARATE FROM AND IN ADDITION TO THE CHARGE FOR THE LIFEGUARD FREEDOM GMWB, WHICH IS BASED ON A PERCENTAGE OF THE GUARANTEED WITHDRAWAL BALANCE (GWB) AND PAID EACH CONTRACT QUARTER AT THE RATE OF 0.95%
ANNUALLY. For more information about the GMWB Death Benefit, please see "LifeGuard Freedom DB" under "Optional Death Benefits", beginning on page 107. For more information about the charges for LifeGuard Freedom GMWB, please see page 21, and for benefit information, including the GWB, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up" beginning on page 49.

We deduct the charge from your Contract Value. The charge is pro rata deducted over each applicable Investment Division and the Fixed Account. The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit. The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value. While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit. Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.

COMMUTATION FEE. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your Beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

     * (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

     * (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

OTHER EXPENSES. We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charges. There are deductions from and expenses paid out of the assets of the Funds. These expenses are described in the attached prospectuses for the JNL Series Trust and the JNL Variable Fund LLC. For more information, please see the "Fund Operating Expenses" table beginning on page 10.

PREMIUM TAXES. Some states and other governmental entities charge premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Premium taxes generally range from 0% to 3.5% (the amount of state premium tax, if any, will vary from state to state).

INCOME TAXES. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division. No federal income taxes are applicable under present law and we are not presently making any such deduction.

                            DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC ("JNLD"), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts. JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company.

Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid up front, we may also pay trail commissions. We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support. They may not be offered to all broker-dealers, and the terms of any particular agreement may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management, and the volume and size of the sales of our insurance products. They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives. Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct. While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments. Overrides are payments that are designed as consideration for product placement, assets under management and sales volume. Overrides are generally based on a fixed percentage of product sales and currently range from 10 to 50 basis points (0.10% to 0.50%). Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences and educational seminars. Examples of such payments include, but are not limited to, reimbursements for representative training or "due diligence" meetings (including travel and lodging expenses), client prospecting seminars, and business development and educational enhancement items. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.
Subject to NASD rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2007 from the Distributor in relation to the sale of our variable insurance products:

                     A G Edwards & Sons
                     Centaurus Financial Inc.
                     Commonwealth Financial Network
                     IFMG Securities
                     Inter Securities Inc.
                     Invest Financial Corporation
                     Investment Centers of America, Inc.
                     Lincoln Financial Advisors
                     Linsco/Private Ledger Corporation
                     Mutual Service Corporation
                     National Planning Corporation
                     Next Financial Group Inc.
                     Raymond James Financial
                     Securities America
                     SII Investments, Inc.
                     Thrivent Investment Management
                     UBS Financial Services Inc.
                     Wachovia Securities Inc.
                     WM Financial Services Inc.
                     Woodbury Financial Services Inc.

Please see Appendix C for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2007 from the Distributor in relation to the sale of our variable insurance products. While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

You can learn about the amount of any available bonus by calling the toll-free number on the cover page of this prospectus. Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

     *    National Planning Corporation,

     *    SII Investments, Inc.,

     *    IFC Holdings, Inc. d/b/a Invest Financial Corporation,

     *    Investment Centers of America, Inc., and

     *    Curian Clearing LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates. The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation. National Planning Corporation participates in the sales of shares of retail mutual funds advised by certain sub-advisers and other unaffiliated entities and receives selling and other compensation from them in connection with those activities, as described in the prospectus or statement of additional information for those funds. The fees range between 0.30% and 0.45% depending on these factors. In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the "Other Contracts") issued by Jackson and its subsidiary, Jackson National Life Insurance Company of New York. Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation. Unaffiliated broker-dealers are also compensated at the standard rates of compensation. The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

                                    PURCHASES

MINIMUM INITIAL PREMIUM:

     *    $5,000 under most circumstances
     *    $2,000 for a qualified plan Contract

MINIMUM ADDITIONAL PREMIUMS:

     *    $500 for a qualified or non-qualified plan
     *    $50 for an automatic payment plan
     * You can pay additional premiums during the accumulation phase; however, premium will not be accepted on or after the first Contract Anniversary following the Owner's 85th birthday. .

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any premium payment. There is a $100 minimum balance requirement for each Investment Division and Fixed Account. We reserve the right to restrict availability or impose restrictions on the Fixed Account and the GMWB Fixed Account.

MAXIMUM PREMIUMS:

     * The maximum aggregate premiums you may make without our prior approval is $1 million.

The payment of subsequent premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the enhanced death benefits or any GMWB.

ALLOCATIONS OF PREMIUM. You may allocate your premiums to one or more of the Investment Divisions and Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to the Investment Division or a Fixed Account is $100. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules.

Although more than 18 Investment Divisions, the Fixed Account and the GMWB Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time. Additionally, you may not CHOOSE to allocate your premiums to the GMWB Fixed Account; however, Contract Value may be automatically allocated to the GMWB Fixed Account according to non-discretionary formulas if you have purchased the optional LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB. For more detailed information regarding LifeGuard Select, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page 71. For more detailed information regarding LifeGuard Select with Joint Option, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page 84.

We will issue your Contract and allocate your first premium within two business days (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will return your money.

Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

CONTRACT ENHANCEMENTS. We will add an additional amount to the Owner's Contract Value for the initial premium payment, and for each subsequent premium payment received prior to the first Contract Anniversary following the Owner's 85th birthday. Premium payments will not be accepted on or after the first Contract Anniversary following the Owner's 85th birthday. If the Owner is age 85 at issue, premium payments will not be accepted on or after the first Contract Anniversary. The Contract Enhancement is equal to 6% of the premium payment if the adjusted premium is less than $100,000 at the time the premium payment is received. The Contract Enhancement is equal to 8% of the premium payments if adjusted premium is greater than or equal to $100,000 at the time the premium payment is received. The adjusted premium is determined at the time each premium payment is processed and is equal to (a) the sum of all premium payments processed to date (including the current premium payment) less (b) the sum of all partial withdrawals processed to date (including any applicable withdrawal charges, recapture charges and other charges or adjustments to such withdrawals). During the first Contract Year only, at the time that a premium payment is received that causes the adjusted premium to equal or exceed $100,000 when it was less than $100,000 before the receipt of the premium payment, an additional Contract Enhancement will be added to the Contract Value equal to 2% of any previous premium payment for which a 6% Contract Enhancement was credited and for which no 2% additional Contract Enhancement has already been added. There will be no retroactive adjustments to previous Contract Values.

We will impose a Contract Enhancement recapture charge if you

     * make withdrawals in excess of the free withdrawals permitted by your Contract,

     *    elect to receive payment under an income option, or

     * return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of any Contract Enhancement will be recaptured.)

We will not impose the Contract Enhancement recapture charge if your withdrawal is made for certain health-related emergencies, withdrawals of earnings, withdrawals in accordance with the free withdrawal provision, amounts paid out as death benefits or to satisfy required minimum distributions of the Internal Revenue Code. For purposes of the recapture charge, we treat withdrawals as coming first from earnings; second from the oldest remaining premium, based on the completed years (12 months) since the receipt of premiums; and third from Contract Enhancements. (See example 2 in Appendix B for an illustration.) If the withdrawal requested exceeds the required minimum distribution, the recapture charge will be charged on the entire withdrawal amount. We expect to make a profit on these charges for the Contract Enhancements. Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account. In addition, certain Contract charges, including a higher mortality and expense risk charge than would be charged under a similar contract without a Contract Enhancement, are assessed based on the total Contract Value. In some cases, the amount of a Contract Enhancement may be more than offset by those charges. Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had purchased a similar contract without a Contract Enhancement. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge and the mortality and expense risk charge.

CAPITAL PROTECTION PROGRAM. If you select our Capital Protection Program at issue, we will allocate enough of your premium to the Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original premium. This program is available only if Fixed Account Options are available. There is no charge for the Capital Protection Program. You should consult your Jackson representative with respect to the current availability of Fixed Account Options, their limitations, and the availability of the Capital Protection Program.

For an example of capital protection, assume you made a premium payment of $10,000 and were credited a $600 Contract Enhancement when the interest rate for the three-year guaranteed period was 3% per year. We would allocate $9,152 to that Guarantee Period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken. The remaining $848 of the payment and the $600 Contract Enhancement would be allocated to the Investment Division(s) you selected.

Alternatively, assume you made a premium payment of $10,000 and were credited a $600 Contract Enhancement when the interest rate for the 7-year period was 6.75% per year. Jackson would allocate $6,331 to that Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment and the $600 Contract Enhancement will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter Guarantee Periods require allocation of substantially all your premium to achieve the intended result. In each case, the results will depend on the interest rate declared for the Guarantee Period.

The Capital Protection Program will not be available if you purchase the LifeGuard Select Guaranteed Minimum Withdrawal Benefit or the LifeGuard Select with Joint Option Guaranteed Minimum Withdrawal Benefit.

ACCUMULATION UNITS. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "Accumulation Unit." During the income phase we use a measure called an "Annuity Unit."

Every business day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

     * determining the total amount of assets held in the particular Investment Division;

     * subtracting any asset-based charges and taxes chargeable under the Contract; and

     *    dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in this computation.

The value of an Accumulation Unit may go up or down from day to day. The base Contract has a different Accumulation Unit value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit value.

When you make a premium payment, we credit your Contract with Accumulation Units. The number of Accumulation Units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

                  TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date. Transfers from the Fixed Account will be subject to any applicable Excess Interest Adjustment. There may be periods when we do not offer the Fixed Account, or when we impose special transfer requirements on the Fixed Account. If a renewal occurs within one year of the Income Date, we will continue to credit interest up to the Income Date at the then Current Interest Rate for the applicable Fixed Account Option. You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the business day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

RESTRICTIONS ON TRANSFERS: MARKET TIMING. The Contract is not designed for frequent transfers by anyone. Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund. Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract. To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days. Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

     *    limiting the number of transfers over a period of time;

     *    requiring a minimum time period between each transfer;

     * limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or

     *    limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size. We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption. We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our  policies  and  procedures  do not  apply  to the  money  market  Investment
Division, the Fixed Account, the GMWB Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program. We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures. We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

                       TELEPHONE AND INTERNET TRANSACTIONS

THE BASICS. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above. Our Annuity Service Center representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet website. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jackson.com.

WHAT YOU CAN DO AND HOW. You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Annuity Service Center. Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

WHAT YOU CAN DO AND WHEN. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

HOW TO CANCEL A TRANSACTION. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes. Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

OUR PROCEDURES. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege. Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

                              ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

     *    by making either a partial or complete withdrawal,
     *    by electing the Systematic Withdrawal Program,
     *    by electing a Guaranteed Minimum Withdrawal Benefit, or
     *    by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge. For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings, second from the oldest remaining premium, and third from Contract Enhancements. When you make a complete withdrawal you will receive the value of your Contract as of the end of the business day your request is received by us in Good Order, MINUS any applicable taxes, the annual contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Excess Interest Adjustment. For more information about withdrawal charges, please see "Withdrawal Charge" beginning on page 17.

Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account Option or Investment Division from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions, Fixed Account Options and GMWB Fixed Account based on the proportion their respective values bear to the Contract Value. If you are specific in your withdrawal request, please know that, for Contracts with the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, the percentage of the partial withdrawal taken from the GMWB Fixed Account cannot exceed the ratio of the GMWB Fixed Account value to the Contract Value.

With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage. After your withdrawal, at least $100 must remain in each Fixed Account Option or Investment Division from which the withdrawal was taken. A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal. If your Contract contains the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, any systematic withdrawal request for a specified dollar amount or specified percentage from a particular Investment Division, the Fixed Account or the GMWB Fixed Account will be limited in that such withdrawals cannot be made from the GMWB Fixed Account. If you wish your systematic withdrawal to include amounts allocated to the GMWB Fixed Account, your systematic withdrawal must be taken proportionally from all of the allocations (to the Investment Divisions, the GMWB Fixed Account and the Fixed Account) based on their respective values in relation to the Contract Value.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal. There are conditions and limitations, so please contact our Annuity Service Center for more information. Our contact information is on the cover page of this prospectus. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. THERE ARE LIMITATIONS ON WITHDRAWALS FROM QUALIFIED PLANS. FOR MORE INFORMATION, PLEASE SEE "TAXES" BEGINNING ON PAGE 109.

WAIVER OF WITHDRAWAL AND RECAPTURE CHARGES FOR CERTAIN EMERGENCIES. We will waive the withdrawal charge (withdrawals from the Investment Divisions, the Fixed Account and the GMWB Fixed Account), but not any Excess Interest Adjustment that would otherwise apply in certain circumstances by providing you, at no charge, the following:

     * TERMINAL ILLNESS BENEFIT, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account that you withdraw after providing us with a physician's statement that you have been diagnosed with an illness that will result in your death within 12 months;

     * SPECIFIED CONDITIONS BENEFIT, under which you may make a one-time withdrawal of up to 25% (for joint Owners, this benefit applies to each of them for 12 1/2%) of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account with no withdrawal charge or recapture charge after having provided us with a physician's statement that you have been diagnosed with one of the following conditions:

                    *   Heart attack

                    *   Stroke

                    *   Coronary artery surgery

                    *   Life-threatening cancer

                    *   Renal failure or

                    *   Alzheimer's disease; and

     * EXTENDED CARE BENEFIT, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.

You may exercise these benefits once under your Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CONSIDERATIONS. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their beneficiaries. The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments. A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual's particular needs. Moreover, the GMWB does not assure that you will receive any return on your investments. The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation. Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns. The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up. However, strong investment performance will only help the GMWB guard against inflation if the endorsement includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value. Our obligations to pay you more than your Contract Value will only arise under limited circumstances. Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The Joint For Life GMWB with Bonus and Annual Step-Up and the Joint For Life GMWB with Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up are available only to spouses and differ from the For Life GMWB with Bonus and Annual Step-Up without the Joint Option and the For Life GMWB with Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up without the Joint Option (which are available to spouses and unrelated parties) and enjoy the following advantages:

     * If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective. (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up" subsection beginning on page 60 and the "Joint For Life GMWB with Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up" subsection beginning on page 84.)

     * If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the For Life GMWBs without the Joint Option).

The Joint For Life GMWBs have a higher charge than the respective For Life GMWBs without the Joint Option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS. Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin. The Income Date is either a date that you choose or the Latest Income Date. The Latest Income Date is the date on which the Owner attains age 95 under a non-qualified Contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you. Naturally, you should discuss with your Jackson representative whether a GMWB is even suitable for you. Consultation with your financial and tax advisor is also recommended.

These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date. Although each of the For Life GMWBs contain an annuitization option that may allow the equivalent of For Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB For Life (and under the other GMWBs) will terminate when you annuitize. To the extent that we can extend the Latest Income Date without adverse tax consequences to you, we will do so, as permitted by the applicable qualified plan, law, or regulation. After you have consulted your financial and tax advisors you will need to contact us to request an extension of the Latest Income Date. Please also see "Extension of Latest Income Date" beginning on page 111 for further information regarding possible adverse tax consequences of extending the Latest Income Date.

In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements. With regard to other qualified plans, you must determine what your qualified plan permits. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH 5-YEAR STEP-UP ("SAFEGUARD MAX"). THE FOLLOWING DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE AND EXAMPLES 6 AND 7 FOR THE STEP-UPS. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earlier of:

     o    The Owner's (or any joint Owner's death;

     OR

     o    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners up to 85 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
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Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death,  this GMWB might be continued by a spousal
Beneficiary. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                         Ages             GAWA Percentage
                  ------------------- ------------------------
                  ------------------- ------------------------
                        0 - 74                  7%
                       75 - 79                  8%
                       80 - 84                  9%
                         85+                    10%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA is recalculated, equaling the lesser of:

          *    The GAWA before the withdrawal; OR

          *    The GWB after the withdrawal.
----------------------------------------------------------

You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the lesser of:

          * Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; OR

          * The greater of the GWB before the withdrawal less the withdrawal, or zero.

     The GAWA is recalculated, equaling the lesser of:

          *    The GAWA before the withdrawal; OR

          *    The GWB after the withdrawal; OR

          * The GAWA percentage multiplied by the Contract Value after the withdrawal less any recapture charge on any Contract Enhancement.
--- --- ----------------------------------------------------------

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 12. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 109.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

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RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

     Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively. If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
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PREMIUMS.

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WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
--- -- ------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a "Step-Up"). UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE.

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WITH A STEP-UP -

     The GWB equals Contract Value (subject to a $5 million maximum).

     If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          *    The GAWA percentage multiplied by the new GWB, OR

          *    The GAWA prior to Step-Up.
--- -- ---------------------------------------------------------------------

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract. Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups. THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. A request for Step-Up is processed and effective on the date received in Good Order. Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

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AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA is recalculated, equaling the lesser of:

          *    THE GAWA BEFORE THE PAYMENT; OR

          *    The GWB after the payment.
--- -- ------------------------------------------------------------

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, no death benefit is payable, including the Earnings Protection Benefit.

SPOUSAL CONTINUATION. If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner and therefore may elect to add this GMWB to the Contract within the 30 days prior to any Contract Anniversary following the continuation date of the original Contract's Issue Date. This GMWB would become effective on the Contract Anniversary following receipt of the request in Good Order.

If the spouse continues the Contract and this endorsement already applies to the Contract, the GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB. Your spouse may elect to Step-Up on the continuation date. If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon Step-Up is the Contract Value, including any adjustments applied on the continuation date. Any subsequent Step-Up must follow the Step-Up restrictions listed above
(Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 108.

TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

               In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

     * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     *    The first date both the GWB and the Contract Value equals zero; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

On the Latest Income Date, the Owner may choose the following income option instead of one of the other income options listed in the Contract:

     FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option and the GAWA will be equal to the GAWA percentage multiplied by the GWB. The GAWA percentage will not change after election of this option.

     This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 35 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.

EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("AUTOGUARD 5"). THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D THAT MAY ASSIST YOU IN UNDERSTANDING HOW CALCULATIONS ARE MADE IN CERTAIN CIRCUMSTANCES. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. THE 5% GMWB WITH ANNUAL STEP-UP IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONE GMWB ONLY PER CONTRACT). We may further limit the availability of this optional endorsement. Once selected, the 5% GMWB With Annual Step-Up cannot be canceled. If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 5% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix D). THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below). Upon selection, the GAWA is equal to 5% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%. However, withdrawals are not cumulative. If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year. If you withdraw more than 5%, the guaranteed amount available may be less than the total premium payments and the GAWA will likely be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 5% of the net premium payment or 5% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future. In other words, WITHDRAWING MORE THAN THE GAWA IN ANY CONTRACT YEAR COULD CAUSE THE GWB TO BE REDUCED BY MORE THAN THE AMOUNT OF THE WITHDRAWAL(S), LIKELY REDUCING THE GAWA, TOO. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Examples 4, 5, and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "Required Minimum Distribution Calculations" below for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is LESS THAN or equal to the GAWA or RMD, as applicable, the GWB is equal to the greater of:


     *    the GWB prior to the partial  withdrawal less the partial  withdrawal;
          or

     *    zero.

If all your partial withdrawals made in the current Contract Year are LESS THAN or equal to the GAWA or RMD, as applicable, the GAWA is the lesser of:

     *    the GAWA prior to the partial withdrawal; or

     *    the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, the GWB is equal to the greater of:

     * the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

     *    zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

     *    the  GAWA  prior  to  the  partial  withdrawal  reduced  in  the  same
          proportion   that  the  Contract   Value  is  reduced  by  the  Excess
          Withdrawal, or

     *    the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:


     *    the total amount of the current partial withdrawal, or

     * the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Excess Interest Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 109.

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REQUIRED MINIMUM DISTRIBUTION CALCULATIONS. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 5% GMWB With Annual Step-Up, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMD
     requirements   for   calendar   years  2006  and  2007  are  $14  and  $16,
     respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THE GMWB IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THE 5% GMWB WITH ANNUAL STEP-UP ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
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STEP-UP. Step-Ups with the 5% GMWB With Annual Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the
greater  of  5%  of  the  new  GWB  or  GAWA  before  step-up.   Step-Ups  occur
automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups. UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE. The request will be processed and effective on the day we receive the request in Good Order. Before deciding to "step-up," please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

SPOUSAL CONTINUATION. If you die before annuitizing a Contract with the 5% GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Step-Ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

TERMINATION. The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up. The 5% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract); or upon the first date both the GWB and Contract Value equal zero - whichever occurs first.

CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

ANNUITIZATION. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

     FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 35 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.

EFFECT OF GMWB ON TAX DEFERRAL. The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

6% GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH ANNUAL STEP-UP ("AUTOGUARD 6"). THE FOLLOWING DESCRIPTION IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D THAT MAY ASSIST YOU IN UNDERSTANDING HOW CALCULATIONS ARE MADE IN CERTAIN CIRCUMSTANCES. For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 6% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value. THE 6% GMWB WITH ANNUAL STEP-UP IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONE GMWB ONLY PER CONTRACT). We may further limit the availability of this optional endorsement. Once selected, the 6% GMWB With Annual Step-Up cannot be canceled. If you select the 6% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB. The GWB will not include any Contract Enhancement. The 6% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order. If you select the 6% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added. In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix D). THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon "step-up"), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below). Upon selection, the GAWA is equal to 6% of the GWB. The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 6%. However, withdrawals are not cumulative. If you do not take 6% in one Contract Year, you may not take more than 6% the next Contract Year. If you withdraw more than 6%, the guaranteed amount available may be less than the total premium payments and the GAWA will likely be reduced. The GAWA can be divided up and taken on a payment schedule that you request. You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges, Contract Enhancement recapture charges, and Excess Interest Adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 6% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA. Each time you make a premium payment, the GWB is increased by the amount of the net premium payment. Also, the GAWA will increase by 6% of the net premium payment or 6% of the increase in the GWB, if the maximum GWB is reached. We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future. In other words, WITHDRAWING MORE THAN THE GAWA IN ANY CONTRACT YEAR COULD CAUSE THE GWB TO BE REDUCED BY MORE THAN THE AMOUNT OF THE WITHDRAWAL(S), LIKELY REDUCING THE GAWA, TOO. Recalculation of the GWB and GAWA may result in reducing or extending the payout period. Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees. Examples 4, 5, and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "Required Minimum Distribution Calculations" below for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is LESS THAN or equal to the GAWA or RMD, as applicable, the GWB is equal to the greater of:

     *    the GWB prior to the partial  withdrawal less the partial  withdrawal;
          or

     *    zero.

If all your partial withdrawals made in the current Contract Year are LESS THAN or equal to the GAWA or RMD, as applicable, the GAWA is the lesser of:

     *    the GAWA prior to the partial withdrawal; or

     *    the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, the GWB is equal to the greater of:

     * the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

     *    zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is GREATER THAN the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

     *    the  GAWA  prior  to  the  partial  withdrawal  reduced  in  the  same
          proportion   that  the  Contract   Value  is  reduced  by  the  Excess
          Withdrawal, or

     *    the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

     *    the total amount of the current partial withdrawal, or

     * the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, recapture charges and Excess Interest Adjustments.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements. They are subject to the same restrictions and processing rules as described in the Contract. Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 109.

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REQUIRED MINIMUM DISTRIBUTION CALCULATIONS. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Code, RMDs are calculated and taken on a calendar year basis. But with the 6% GMWB With Annual Step-Up, GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMD
     requirements   for   calendar   years  2006  and  2007  are  $14  and  $16,
     respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THE GMWB IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THE 6% GMWB WITH ANNUAL STEP-UP ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
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STEP-UP. Step-Ups with the 6% GMWB With Annual Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the
greater  of  6%  of  the  new  GWB  or  GAWA  before  step-up.   Step-Ups  occur
automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups. UPON ELECTION OF A STEP-UP, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM CHARGES LISTED ABOVE. The request will be processed and effective on the day we receive the request in Good Order. Before deciding to "step-up," please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

SPOUSAL CONTINUATION. If you die before annuitizing a Contract with the 6% GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero. Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner. If the spouse continues the Contract and the 6% GMWB With Annual Step-Up endorsement already applies to the Contract, the 6% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation. Step-Ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date. Upon spousal continuation of a Contract without the 6% GMWB With Annual Step-Up, if the 6% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

TERMINATION. The 6% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract. In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 6% GMWB With Annual Step-Up. The 6% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract); or upon the first date both the GWB and Contract Value equal zero - whichever occurs first.

CONTRACT VALUE IS ZERO. If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase. The total annual payment will equal the GAWA, but will not exceed the current GWB. The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value. Upon your death as the Owner, your Beneficiary will receive the scheduled payments. No other death benefit or Earnings Protection Benefit will be paid.

ANNUITIZATION. If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

     FIXED PAYMENT INCOME OPTION. This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select. If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 35 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.

EFFECT OF GMWB ON TAX DEFERRAL. The purchase of the 6% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors on this and other matters prior to electing the 6% GMWB With Annual Step-Up.

FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM GMWB"). THE FOLLOWING DESCRIPTION OF THIS GMWB IS
SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE, EXAMPLES 6 AND 7 FOR THE STEP-UPS AND EXAMPLE 11 FOR THE GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income
Date) for the longer of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

               The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint Owners that are spouses, as described below.

               For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2. If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract. The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
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Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void. However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                        Ages             GAWA Percentage
                 ------------------- ------------------------
                 ------------------- ------------------------
                      45 - 62                  4%
                      63 - 74                  5%
                      75 - 80                  6%
                        81+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- --- ----------------------------------------------------------

The GAWA is generally NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.

     The GAWA is recalculated as follows:

          * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

          * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

               o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, OR

               o    The GWB after the withdrawal.
--- --- ----------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, or

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 12. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 109.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

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RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

     If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
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GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below). Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix D for an illustration of this GWB adjustment provision.)

PREMIUMS.

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WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
-- --- ------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").

In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.

Upon Step-Up, if the highest quarterly Contract Value is greater than the BDB and the Step-Up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age. If an age band is crossed, the GAWA percentage will be increased. For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%. Also assume that, when the Owner is age 76, a Step-Up occurs and the highest quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon Step-Up, if the highest quarterly Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the highest quarterly Contract Value is greater than the BDB, the BDB is set equal to the highest quarterly Contract Value.

Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.

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WITH A STEP-UP -

     The GWB equals the highest quarterly Contract Value (SUBJECT TO A $5 MILLION MAXIMUM).

     If the highest quarterly Contract Value is greater than the BDB prior to the Step-Up, then the BDB is set to equal the highest quarterly Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA PERCENTAGE is recalculated based on the attained age of the Owner.

          * If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.

          * The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.

     For all Contracts to which this GMWB is added, if the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          *    The GAWA percentage multiplied by the new GWB, OR

          *    The GAWA prior to Step-Up.
---- -- --------------------------------------------------------------------

The  highest  quarterly  Contract  Value  equals the  highest  of the  quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value before the withdrawal less the withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------

PLEASE NOTE: WITHDRAWALS FROM THE CONTRACT REDUCE THE GWB AND HIGHEST QUARTERLY CONTRACT VALUE BUT DO NOT AFFECT THE BDB. IN THE EVENT OF WITHDRAWALS, THE BDB REMAINS UNCHANGED. THEREFORE, BECAUSE THE HIGHEST QUARTERLY CONTRACT VALUE MUST BE GREATER THAN THE BDB PRIOR TO STEP-UP IN ORDER FOR THE GAWA PERCENTAGE TO INCREASE, A GAWA PERCENTAGE INCREASE MAY BECOME LESS LIKELY WHEN CONTINUING WITHDRAWALS ARE MADE FROM THE CONTRACT.

UPON STEP-UP ON OR AFTER THE 5TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.50%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic Step-Ups still occur if the highest quarterly Contract Value is greater than the BDB. For example, assume the GWB and BDB are equal to $5 million prior to a Step-Up. Also assume that the GAWA percentage is 5% and the GAWA is $250,000. If, at the time of Step-Up, the highest quarterly Contract Value is $6 million, a Step-Up will occur. The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million. If an age band has been crossed and the GAWA percentage for the Owner's attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

CONTRACT VALUE IS ZERO. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

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AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  effect;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
-- --- ------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. If you die, all rights under your Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the Earnings Protection Benefit.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

               *    Upon the Owner's death, the For Life Guarantee is void.

               * Only the GWB is payable while there is value to it (until depleted).

               *    The GWB adjustment provision is void.

               * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

               * Contract Anniversaries will continue to be based on the Contract's Issue Date.

               * If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date. The GAWA percentage will not change on future Step-Ups, even if the Contract Value exceeds the BDB.

               * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

     *    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 108.

TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

               In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

     * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 35 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.

EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

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The bonus equals 7% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
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     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

               * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

               * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.

     * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. CONVERSELY, ANY WITHDRAWAL, INCLUDING BUT NOT LIMITED TO SYSTEMATIC WITHDRAWALS AND REQUIRED MINIMUM DISTRIBUTIONS, TAKEN IN A CONTRACT YEAR DURING THE BONUS PERIOD CAUSES THE BONUS NOT TO BE APPLIED.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 7% of the Bonus Base.

     * If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the Owner's (if Joint Owners, the oldest Owner's) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or

     *    The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.
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JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS AND ANNUAL STEP-UP ("LIFEGUARD FREEDOM GMWB WITH JOINT OPTION"). THE DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE, EXAMPLES 6 AND 7 FOR THE STEP-UPS, EXAMPLE 10 FOR THE FOR LIFE GUARANTEES AND EXAMPLE 11 FOR THE GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be subsequently changed and new Owners cannot be added. Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income
Date) for the longer of:

     * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

               The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2. If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract. The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

     OR

     *    Until  all  withdrawals   under  the  Contract  equal  the  Guaranteed
          Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB is the guaranteed amount available for future periodic withdrawals.

BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.
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Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life. However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                         Ages             GAWA Percentage
                  ------------------- ------------------------
                  ------------------- ------------------------
                       45 - 62                  4%
                       63 - 74                  5%
                       75 - 80                  6%
                         81+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

     *    The GWB before the withdrawal less the withdrawal; OR

     *    Zero.

     The GAWA:

     *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN EFFECT; OTHERWISE

     *    Is   recalculated,   equaling  the  lesser  of  the  GAWA  before  the
          withdrawal, or the GWB after the withdrawal.
--- --- ----------------------------------------------------------

The GAWA is generally NOT reduced if all withdrawals during any one Contract Year do NOT exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

     * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

     *    Zero.

     The GAWA is recalculated as follows:

     * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

     * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of: o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, OR o The GWB after the withdrawal.
--- --- ----------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, or

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 12. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 109.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. Any future GAWA percentage recalculation will be based on the correct age. If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

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RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

     Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

     AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2007 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
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GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below). Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix D for an illustration of this GWB adjustment provision.)

PREMIUMS.

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WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
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We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").

In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal. The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB). The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.

Upon Step-Up, if the highest quarterly Contract Value is greater than the BDB and the Step-Up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age. If an age band is crossed, the GAWA percentage will be increased. For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%. Also assume that, when the youngest Covered Life is age 76, a Step-Up occurs and the highest quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon Step-Up, if the highest quarterly Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the highest quarterly Contract Value is greater than the BDB, the BDB is set equal to the highest quarterly Contract Value.

Withdrawals do not affect the BDB. Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes. In addition, unlike the GWB, the BDB is not subject to any maximum amount. Therefore, it is possible for the BDB to be more than $5 million.

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WITH A STEP-UP -

     The GWB equals the highest quarterly Contract Value (SUBJECT TO A $5 MILLION MAXIMUM).

     If the highest quarterly Contract Value is greater than the BDB prior to the Step-Up, then the BDB is set to equal the highest quarterly Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA PERCENTAGE is recalculated based on the attained age of the youngest Covered Life.

          * The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.

     For all Contracts to which this GMWB is added, if the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          *    The GAWA percentage multiplied by the new GWB, OR

          *    The GAWA prior to Step-Up.
---------------------------------------------------------------

The  highest  quarterly  Contract  Value  equals the  highest  of the  quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value before the withdrawal less the withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------

PLEASE NOTE: WITHDRAWALS FROM THE CONTRACT REDUCE THE GWB AND HIGHEST QUARTERLY CONTRACT VALUE BUT DO NOT AFFECT THE BDB. IN THE EVENT OF WITHDRAWALS, THE BDB REMAINS UNCHANGED. THEREFORE, BECAUSE THE HIGHEST QUARTERLY CONTRACT VALUE MUST BE GREATER THAN THE BDB PRIOR TO STEP-UP IN ORDER FOR THE GAWA PERCENTAGE TO INCREASE, A GAWA PERCENTAGE INCREASE MAY BECOME LESS LIKELY WHEN CONTINUING WITHDRAWALS ARE MADE FROM THE CONTRACT.

UPON STEP-UP ON OR AFTER THE 5TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.86%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

THE GWB CAN NEVER BE MORE THAN $5 MILLION WITH A STEP-UP. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic Step-Ups still occur if the highest quarterly Contract Value is greater than the BDB. For example, assume the GWB and BDB are equal to $5 million prior to a Step-Up. Also assume that the GAWA percentage is 5% and the GAWA is $250,000. If, at the time of Step-Up, the highest quarterly Contract Value is $6 million, a Step-Up will occur. The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million. If an age band has been crossed and the GAWA percentage for the youngest Covered Life's attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

OWNER'S DEATH. The Contract's death benefit is not affected by this GMWB SO LONG AS CONTRACT VALUE IS GREATER THAN ZERO and the Contract is still in the accumulation phase. Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value. Please see the information beginning on page 60 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint For Life GMWB With Bonus and Annual Step-Up benefit.

CONTRACT VALUE IS ZERO. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

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AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  effect;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
-- --- ------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. Upon death of the last surviving Covered Life, all rights under the Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the Earnings Protection Benefit.

SPOUSAL CONTINUATION. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

               * If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

                    If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

               * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

               * If the surviving spouse is a Covered Life and the GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the GWB adjustment provision rules above. The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

                    If the surviving spouse it not a Covered Life, the GWB adjustment is null and void.

               * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

               * Contract Anniversaries will continue to be based on the original Contract's Issue Date.

               * If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.

               * If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date. The GAWA percentage will not change on future Step-Ups.

               * The Latest Income Date is based on the age of the surviving spouse. Please refer to "Annuitization" subsection below for information regarding the additional Income Options available on the Latest Income Date.

               * A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

     * Continue the Contract WITHOUT this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life. Thereafter, no GMWB charge will be assessed. If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

     * Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 108.

TERMINATION. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

               In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.

     * The date of death of the Owner (or either joint Owner), UNLESS the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

     * The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

ANNUITIZATION.

     JOINT LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY AND THE SPOUSAL BENEFICIARY IS NOT A COVERED LIFE IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 35 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.

EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

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The bonus equals 7% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
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     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

               * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

               * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.

     * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. CONVERSELY, ANY WITHDRAWAL, INCLUDING BUT NOT LIMITED TO SYSTEMATIC WITHDRAWALS AND REQUIRED MINIMUM DISTRIBUTIONS, TAKEN IN A CONTRACT YEAR DURING THE BONUS PERIOD CAUSES THE BONUS NOT TO BE APPLIED.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 7% of the Bonus Base.

     * If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or

     *    The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.
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FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND ANNUAL STEP-UP ("LIFEGUARD SELECT").

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options. This benefit may be appropriate for those individuals who are looking for a number of features, within the GMWB, that may offer a higher level of guarantee and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

THE FOLLOWING DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE, EXAMPLES 6 AND 7 FOR THE STEP-UPS, EXAMPLE 8 FOR THE BONUS, EXAMPLE 11 FOR THE GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND EXAMPLE 12 FOR TRANSFER OF ASSETS. This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

     * The Owner's life (the "For Life Guarantee") if the For Life Guarantee is in effect;

               The For Life Guarantee is based on the life of the first Owner to die with joint Owners. There are also other GMWB options for joint Owners that are spouses, as described elsewhere in this prospectus.

               For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

               The For Life Guarantee becomes effective when this GMWB is added to the Contract.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.

     OR

     * If the For Life Guarantee is not in effect, until the earlier of (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB depends on when this GMWB is added to the Contract (as explained below).

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date or any Contract Anniversary. At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. The Owner may terminate this GMWB on any Contract Anniversary but a request for termination must be received in writing in Good Order within 30 calendar days' prior to the Contract Anniversary. This GMWB may also be terminated by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity - to another legal entity or the Annuitant. Otherwise, ownership changes are not allowed. When the Owner is a legal entity, changing Annuitants is not allowed. Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

     The For Life Guarantee becomes effective on the Contract Issue Date.
----------------------------------------------------------------------

---------------------------------------------------------------------
WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

     The For Life Guarantee becomes effective on the Contract Anniversary on which the endorsement is added.
---------------------------------------------------------------------

Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void. However, this GMWB may be continued by a spousal Beneficiary without the For Life
Guarantee. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal. If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                        Ages             GAWA Percentage
                 ------------------- ------------------------
                 ------------------- ------------------------
                      55 - 74                  5%
                      75 - 84                  6%
                        85+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN effect; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
--- ----- --------------------------------------------------------

The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.

     The GAWA is recalculated as follows:

          * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

          * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of: o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal (see below), OR o The GWB after the withdrawal.
--- --- ----------------------------------------------------------

The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, OR

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 12. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 109.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

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RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

     Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

     AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW). The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

     If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins
     (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
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GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the GMWB Death Benefit. Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix D for an illustration of this GWB adjustment provision.)

PREMIUMS.

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WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
-- --- ------------------------------------------------------------

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").

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WITH A STEP-UP -

     The GWB equals the highest quarterly Contract Value (SUBJECT TO A $5 MILLION MAXIMUM).

     If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          *    The GAWA percentage multiplied by the new GWB, OR

          *    The GAWA prior to Step-Up.
---- -- --------------------------------------------------------------------

The  highest  quarterly  Contract  Value  equals the  highest  of the  quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary. When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value before the withdrawal less the withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------

UPON STEP-UP ON OR AFTER THE 11TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.20%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

GMWB DEATH BENEFIT. Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the GMWB death benefit. On the effective date of this GMWB endorsement, the GMWB death benefit is equal to the GWB. With each subsequent Premium received after this endorsement is effective, the GMWB death benefit is recalculated to equal the GMWB death benefit prior to the premium plus the amount of the premium payment, net of any applicable premium taxes, SUBJECT TO A MAXIMUM OF $5 MILLION.

Partial withdrawals will affect the GMWB death benefit as follows:

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GMWB death benefit is equal to the greater of:

          *    The GMWB death benefit before the withdrawal less the withdrawal;
               OR

          *    Zero.
--- --- -----------------------------------------------------------

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GMWB death benefit is equal to the greater of:

          * The GMWB death benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.
--- --- -----------------------------------------------------------

THE GMWB DEATH BENEFIT IS NOT ADJUSTED UPON STEP-UP, THE APPLICATION OF ANY BONUS, OR THE APPLICATION OF THE GWB ADJUSTMENT. The GMWB death benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Anniversary Value Death Benefit, etc.). The GMWB death benefit will also terminate and will not be included in any applicable continuation adjustment should this GMWB be continued through Spousal continuation of a Contract.

TRANSFER OF ASSETS. This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix E. The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees. By electing this GMWB, you are giving control to us of all or a portion of your Contract Value. By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this automatic transfer provision, we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account. Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/Fixed Account Option in proportion to their current value. Transfers from Fixed Account Options will be subject to an Excess Interest Adjustment, if applicable. There is no Excess Interest Adjustment on transfers from the GMWB Fixed Account.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options will occur when your Contract Value declines due to withdrawals or negative investment returns. However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix E for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits). In other words, any increase in the GAWA (due to, for example, a premium payment, a Step-Up, the application of any bonus or the application of the GWB adjustment) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options.

For  an   example   of  how  this   Transfer   of  Assets   provision   and  the
non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000. Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor. Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary. Generally, if the ratio is lower than 77%, funds will be transferred FROM the GMWB Fixed Account. If the ratio is more than 83%, then funds are transferred TO the GMWB Fixed Account.

In this example, the ratio is 91.56, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000). Since the ratio is more than the 83%, funds are transferred TO the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%). Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800
[($91,560 - $0 -  0.80*($95,000 + $5,000)) / (1 - .80)] so the lesser of the two and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer. That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account. AFTER the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 12 in Appendix D. Please also see the Transfer of Assets Methodology in Appendix E, which contains the non-discretionary formulas.

By electing this GMWB, it is possible that a significant amount of your Contract Value - possibly your entire Contract Value - may be transferred to the GMWB Fixed Account. It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Options. If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any Step-Ups and increases in your GAWA. If you are uncomfortable with the possibility of some or all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Options according to your most recent allocation instructions on file with us. The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year. No adjustment will be made to the GWB, GAWA, GWB adjustment, GMWB death benefit or Bonus Base as a result of these transfers. You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change. However, we reserve the right to change the formulas for Contracts issued in the future.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT FIXED ACCOUNT. A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas. You may not allocate additional monies to the GMWB Fixed Account. The Contract Value in the GMWB Fixed Account is credited with a specific interest rate. The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year. GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared. The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than 2% a year during the first ten Contract Years and 3% a year afterwards. Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state. Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions. The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic
Rebalancing are not available to or from the GMWB Fixed Account. There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account. Transfers to and from the GMWB Fixed Account are AUTOMATIC; you may not CHOOSE to transfer amounts to and from the GMWB Fixed Account.

CONTRACT VALUE IS ZERO. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

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AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  effect;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
-- --- ------------------------------------------------------------

Payments are made on the periodic basis you elect, but no less frequently than annually. If you die, all rights under your Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the GMWB death benefit and the Earnings Protection Benefit.

SPOUSAL CONTINUATION. In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

               *    Upon the Owner's death, the For Life Guarantee is void.

               * Only the GWB is payable while there is value to it (until depleted).

               * The GMWB death benefit is void and will not be included in the continuation adjustment.

               *    The GWB adjustment provision is void.

               *    The Bonus provision is void.

               * Step-Ups will continue as permitted; otherwise, the above rules for Step-Ups apply.

               * Contract Anniversaries will continue to be based on the Contract's Issue Date.

               * The Liability factors for the transfer of assets formulas (see Appendix E) will continue to be based on the duration since the effective date of the GMWB endorsement.

               * If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of death.

               * The Latest Income Date is based on the age of the surviving spouse. Please refer to the "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

               * The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary.

     *    Continue the Contract WITHOUT this GMWB (GMWB is terminated).

               * The GMWB death benefit will be included in the calculation of the Continuation Adjustment.

               * The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current premium allocation for the Contract.

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 108.

TERMINATION. This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

     * The Contract Anniversary following the Company's receipt of the Owner's request for termination in Good Order;

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current premium allocation for the Contract.

ANNUITIZATION.

     LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY UPON THE DEATH OF THE ORIGINAL OWNER, IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 35 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.

EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

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The bonus equals 7% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
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     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

               * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

               * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.

     * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. CONVERSELY, ANY WITHDRAWAL, INCLUDING BUT NOT LIMITED TO SYSTEMATIC WITHDRAWALS AND REQUIRED MINIMUM DISTRIBUTIONS, TAKEN IN A CONTRACT YEAR DURING THE BONUS PERIOD CAUSES THE BONUS NOT TO BE APPLIED.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 7% of the Bonus Base.

     * If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the Owner's (if Joint Owners, the oldest Owner's) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or

     *    The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.
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JOINT FOR LIFE GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH BONUS, GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND ANNUAL STEP-UP ("LIFEGUARD SELECT WITH JOINT OPTION").

This is a new Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner and the Owner's spouse regardless of the performance of the underlying investment options. This benefit may be appropriate for those individuals who are looking for a number of features, within the GMWB, that may offer a higher level of guarantee and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

THE FOLLOWING DESCRIPTION OF THIS GMWB IS SUPPLEMENTED BY THE EXAMPLES IN APPENDIX D, PARTICULARLY EXAMPLE 2 FOR THE VARYING BENEFIT PERCENTAGE, EXAMPLES 6 AND 7 FOR THE STEP-UPS, EXAMPLE 8 FOR THE BONUS, EXAMPLE 11 FOR THE GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT AND EXAMPLE 12 FOR TRANSFER OF ASSETS.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a "Covered Life."

The Owners cannot be subsequently changed and new Owners cannot be added. Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code). The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income
Date) for the longer of:

     * The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

               The For Life Guarantee becomes effective when this GMWB is added to the Contract.

               So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.

     OR

     * If the For Life Guarantee is not in effect, until the earlier of (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

               The GWB depends on when this GMWB is added to the Contract (as explained below).

     BECAUSE OF THE FOR LIFE GUARANTEE, YOUR WITHDRAWALS COULD AMOUNT TO MORE THAN THE GWB. BUT PLEASE NOTE: THE GUARANTEES OF THIS GMWB ARE SUBJECT TO THE ENDORSEMENT'S TERMS, CONDITIONS, AND LIMITATIONS THAT ARE EXPLAINED BELOW.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date or any Contract Anniversary. The Owner may terminate this GMWB on any Contract Anniversary but a request for termination must be received in writing in Good Order within 30 calendar days' prior to the Contract Anniversary. This GMWB may also be terminated by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB. To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation. Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary. THIS GMWB IS NOT AVAILABLE ON A CONTRACT THAT ALREADY HAS A GMWB (ONLY ONE GMWB PER CONTRACT). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect - the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code. Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

ELECTION. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON THE ISSUE DATE -

     The GWB equals initial premium net of any applicable premium taxes.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

     The For Life Guarantee becomes effective on the Contract Issue Date.
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WHEN THIS GMWB IS ADDED TO THE CONTRACT ON ANY CONTRACT ANNIVERSARY -

     The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

     The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal. See the GAWA percentage table below.

     The For Life Guarantee becomes effective on the Contract Anniversary on which the endorsement is added.
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Contract Enhancements and the corresponding recapture charges are NOT included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date. This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date. If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB. In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract. (See Example 1 in Appendix D.) THE GWB CAN NEVER BE MORE THAN $5 MILLION (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE: Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life. However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life. Please see the "Spousal Continuation" subsection below for more information.

WITHDRAWALS. The GAWA percentage and the GAWA are determined at the time of the first withdrawal. The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal. The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal. (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the "varying benefit percentage".) THE GAWA PERCENTAGE FOR EACH AGE GROUP IS:

                       Ages             GAWA Percentage
                ------------------- ------------------------
                ------------------- ------------------------
                     55 - 74                  5%
                     75 - 84                  6%
                       85+                    7%

Withdrawals cause the GWB to be recalculated. Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA). The tables below clarify what happens in either instance. RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Examples 4, 5 and 7 in Appendix D supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see "RMD NOTES" below for more information.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the withdrawal less the withdrawal; OR

          *    Zero.

     The GAWA:

          *    Is unchanged WHILE THE FOR LIFE GUARANTEE IS IN effect; OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.
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The GAWA is NOT reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year. Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount. The GAWA is also likely to be reduced.

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GWB is recalculated, equaling the greater of:

          * The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.

     The GAWA is recalculated as follows:

          * If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

          * If the For Life Guarantee is not in force, the GAWA is equal to the lesser of: o The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal (see below), OR o The GWB after the withdrawal.
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The Excess Withdrawal is defined to be the lesser of:

     *    The total amount of the current partial withdrawal, OR

     * The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments. Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment. For more information, please see "THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT" beginning on page 12. Withdrawals may be subject to a recapture charge on any Contract Enhancement. Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit). All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see "TAXES" beginning on page 109.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. If the age at election of either Covered Life's falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

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RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice. The administrative form allows for one time or systematic withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract. Initiating and monitoring for compliance with the RMD requirements is the responsibility of the Owner.

     Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with this GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply.

     Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the 2007 Contract Year (ending June 30) is $10. The RMDs for calendar years 2006 and 2007 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2006 and $8 in each of the two halves of calendar year 2007, then at the time the withdrawal in the first half of calendar year 2007 is taken, the Owner will have withdrawn $15. Because the sum of the Owner's withdrawals for the 2007 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

     AN EXCEPTION TO THIS GENERAL RULE IS THAT WITH THE CALENDAR YEAR IN WHICH YOUR RMDS ARE TO BEGIN (GENERALLY, WHEN YOU REACH AGE 70 1/2), HOWEVER, YOU MAY TAKE YOUR RMDS FOR THE CURRENT AND NEXT CALENDAR YEARS DURING THE SAME CONTRACT YEAR, AS NECESSARY (SEE EXAMPLE BELOW).

     The following example illustrates this exception. It assumes an individual Owner, born January 1, 1936, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2006 RMD) until March 30, 2007, he may still take the 2007 RMD before the next Contract Year begins, June 30, 2007 without exposing the GWB and GAWA to the possibility of adverse recalculation. However, if he takes his second RMD (the 2007 RMD) after June 30, 2007, he should wait until the next Contract Year begins (that is after June 30, 2008) to take his third RMD (the 2008 RMD). Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

EXAMPLES THAT ARE RELEVANT OR SPECIFIC TO TAX-QUALIFIED CONTRACTS, ILLUSTRATING THIS GMWB, IN VARYING CIRCUMSTANCES AND WITH SPECIFIC FACTUAL ASSUMPTIONS, ARE AT THE END OF THE PROSPECTUS IN APPENDIX D, PARTICULARLY EXAMPLES 4, 5, AND 7. PLEASE CONSULT THE REPRESENTATIVE WHO IS HELPING, OR WHO HELPED, YOU PURCHASE YOUR TAX-QUALIFIED CONTRACT, AND YOUR TAX ADVISER, TO BE SURE THAT THIS GMWB ULTIMATELY SUITS YOUR NEEDS RELATIVE TO YOUR RMD.
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GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT. If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

     * The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, OR

     * The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

     * On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

     * With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

     * With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000. (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment. No adjustments are made to the Bonus Base or the GMWB Death Benefit. Once the GWB is re-set, this GWB adjustment provision terminates. In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value. (Please see example 11 in Appendix D for an illustration of this GWB adjustment provision.)

PREMIUMS.

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WITH EACH SUBSEQUENT PREMIUM PAYMENT ON THE CONTRACT -

     The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.

     If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:

          * The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; OR

          * The GAWA percentage multiplied by the increase in the GWB - IF THE MAXIMUM GWB IS HIT.
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We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate. We also reserve the right to refuse subsequent premium payments. THE GWB CAN NEVER BE MORE THAN $5 MILLION. See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

STEP-UP. On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a "Step-Up").

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WITH A STEP-UP -

     The GWB equals the highest quarterly Contract Value (SUBJECT TO A $5 MILLION MAXIMUM).

     If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:

          *    The GAWA percentage multiplied by the new GWB, OR

          *    The GAWA prior to Step-Up.
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The  highest  quarterly  Contract  Value  equals the  highest  of the  quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the Step-Up is determined. The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary. When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value before the withdrawal less the withdrawal; OR

          *    Zero.
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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The quarterly adjusted Contract Value is equal to the greater of:

          * The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.
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UPON STEP-UP ON OR AFTER THE 11TH CONTRACT ANNIVERSARY FOLLOWING THE EFFECTIVE DATE OF THIS GMWB, THE GMWB CHARGE MAY BE INCREASED, SUBJECT TO THE MAXIMUM ANNUAL CHARGE OF 1.50%. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups. Such election must be received in Good Order prior to the Contract Anniversary. You may subsequently elect to reinstate the Step-Up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up. Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

GMWB DEATH BENEFIT. Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the GMWB death benefit. On the effective date of this GMWB endorsement, the GMWB death benefit is equal to the GWB. With each subsequent Premium received after this endorsement is effective, the GMWB death benefit is recalculated to equal the GMWB death benefit prior to the premium plus the amount of the premium payment, net of any applicable premium taxes, SUBJECT TO A MAXIMUM OF $5 MILLION.

Partial withdrawals will affect the GMWB death benefit as follows:

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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, IS LESS THAN OR EQUAL TO THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GMWB death benefit is equal to the greater of:

          *    The GMWB death benefit before the withdrawal less the withdrawal;
               OR

          *    Zero.
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WHEN A WITHDRAWAL, PLUS ALL PRIOR WITHDRAWALS IN THE CURRENT CONTRACT YEAR, EXCEEDS THE GREATER OF THE GAWA OR RMD, AS APPLICABLE -

     The GMWB death benefit is equal to the greater of:

          * The GMWB death benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; OR

          *    Zero.
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THE GMWB DEATH BENEFIT IS NOT ADJUSTED UPON STEP-UP, THE APPLICATION OF ANY BONUS, OR THE APPLICATION OF THE GWB ADJUSTMENT. The GMWB death benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Anniversary Value Death Benefit, etc.). The GMWB death benefit will also terminate and will not be included in any applicable continuation adjustment should this GMWB be continued through Spousal continuation of a Contract.

TRANSFER OF ASSETS. This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix E. The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees. By electing this GMWB, you are giving control to us of all or a portion of your Contract Value. By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this automatic transfer provision, we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account. Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/Fixed Account Option in proportion to their current value. Transfers from Fixed Account Options will be subject to an Excess Interest Adjustment, if applicable. There is no Excess Interest Adjustment on transfers from the GMWB Fixed Account.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options will occur when your Contract Value declines due to withdrawals or negative investment returns. However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix E for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits). In other words, any increase in the GAWA (due to, for example, a premium payment, a Step-Up, the application of any bonus or the application of the GWB adjustment) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options.

For  an   example   of  how  this   Transfer   of  Assets   provision   and  the
non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000. Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor. Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary. Generally, if the ratio is lower than 77%, funds will be transferred FROM the GMWB Fixed Account. If the ratio is more than 83%, then funds are transferred TO the GMWB Fixed Account.

In this example, the ratio is 91.56, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000). Since the ratio is more than the 83%, funds are transferred TO the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%). Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800
[($91,560 - $0 -  0.80*($95,000 + $5,000)) / (1 - .80)] so the lesser of the two and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer. That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account. AFTER the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 12 in Appendix D. Please also see the Transfer of Assets Methodology in Appendix E, which contains the non-discretionary formulas.

By electing this GMWB, it is possible that a significant amount of your Contract Value - possibly your entire Contract Value - may be transferred to the GMWB Fixed Account. It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Options. If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any Step-Ups and increases in your GAWA. If you are uncomfortable with the possibility of some or all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Options according to your most recent allocation instructions on file with us. The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year. No adjustment will be made to the GWB, GAWA, GWB adjustment, GMWB death benefit or Bonus Base as a result of these transfers. You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change. However, we reserve the right to change the formulas for Contracts issued in the future.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT FIXED ACCOUNT. A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas. You may not allocate additional monies to the GMWB Fixed Account. The Contract Value in the GMWB Fixed Account is credited with a specific interest rate. The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year. GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared. The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than 2% a year during the first ten Contract Years and 3% a year afterwards. Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state. Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions. The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic
Rebalancing are not available to or from the GMWB Fixed Account. There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account. Transfers to and from the GMWB Fixed Account are AUTOMATIC; you may not CHOOSE to transfer amounts to and from the GMWB Fixed Account.

CONTRACT VALUE IS ZERO. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, SO LONG AS THE FOR LIFE GUARANTEE IS IN EFFECT and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

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AFTER EACH PAYMENT WHEN THE CONTRACT VALUE IS ZERO -

     The GWB is recalculated, equaling the greater of:

          *    The GWB before the payment less the payment; OR

          *    Zero.

     The GAWA:

          *    Is  unchanged  SO LONG AS THE FOR LIFE  GUARANTEE  IS IN  effect;
               OTHERWISE

          * Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.
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Payments are made on the periodic basis you elect, but no less frequently than annually. Upon death of the last surviving Covered Life, all rights under your Contract cease. No subsequent premium payments will be accepted. All optional endorsements terminate without value. And no death benefit is payable, including the GMWB death benefit and the Earnings Protection Benefit.

SPOUSAL CONTINUATION. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

     * Continue the Contract WITH this GMWB - so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase. (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

               * If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

                    If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

               * For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

               * For a surviving spouse who is a Covered Life, the GMWB death benefit remains in force but will not be included in the continuation adjustment.

                    If the surviving spouse it not a Covered Life, the GMWB death benefit is null and void and will not be included in the continuation adjustment.

               * If the surviving spouse is a Covered Life and the GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the GWB adjustment provision rules above. The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

                    If the surviving spouse it not a Covered Life, the GWB adjustment is null and void.

               * For a surviving spouse who is a Covered Life, the Bonus provision will continue as permitted in accordance with the Bonus rules above. The Bonus Period will continue to be based on the original effective date of the endorsement, the most recent Bonus Base Step-Up, or the youngest Covered Life's attained age, as applicable.

                    If the surviving spouse it not a Covered Life, the Bonus provision is null and void.

               * Step-Ups will continue as permitted in accordance with the Step-Up rules above.

               * Contract Anniversaries will continue to be based on the Contract's Issue Date.

               * The Liability factors for the transfer of assets formulas (see Appendix E) will continue to be based on the youngest Covered Life's attained age on the effective date of the endorsement and the duration since the effective date of the GMWB endorsement.

               * If the surviving spouse is a Covered Life and the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age.

               * If the surviving spouse is not a Covered Life and the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.

               * The Latest Income Date is based on the age of the surviving spouse. Please refer to the "Annuitization" subsection below for information regarding the availability of the "Specified Period Income of the GAWA" option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

               * The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary. Such a request must be received in Good Order within 30 calendar days prior to the Contract Anniversary.

     *    Continue  the  Contract   WITHOUT  this  GMWB  (GMWB  is  terminated).
          Thereafter, no GMWB charge will be assessed.

               * The GMWB death benefit will be included in the calculation of the Continuation Adjustment.

               * The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current premium allocation for the Contract.

     * Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility - WHETHER OR NOT THE SPOUSAL BENEFICIARY TERMINATED THE GMWB IN CONTINUING THE CONTRACT.

For more information about spousal continuation of a Contract, please see "Special Spousal Continuation Option" beginning on page 108.

TERMINATION. This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

     * The Contract Anniversary following the Company's receipt of the Owner's request for termination in Good Order;

     *    The Income Date;

     * The date of complete withdrawal of Contract Value (full surrender of the Contract);

     * The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;

     * The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or

     * The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current premium allocation for the Contract.

ANNUITIZATION.

     JOINT LIFE INCOME OF GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

     If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option. The GAWA percentage will not change after election of this option.

     SPECIFIED PERIOD INCOME OF THE GAWA. On the Latest Income Date if the For Life Guarantee is NOT in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (THIS INCOME OPTION ONLY APPLIES IF THE GMWB HAS BEEN CONTINUED BY THE SPOUSAL BENEFICIARY AND THE SPOUSAL BENEFICIARY IS NOT A COVERED LIFE IN WHICH CASE THE SPOUSE BECOMES THE OWNER OF THE CONTRACT AND THE LATEST INCOME DATE IS BASED ON THE AGE OF THE SPOUSE.)

     This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount. The total annual amount payable will equal the GAWA but will never exceed the current GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

     The "Specified Period Income of the GAWA" income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

SEE "GUARANTEED MINIMUM WITHDRAWAL BENEFIT GENERAL CONSIDERATIONS" AND "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 35 FOR ADDITIONAL THINGS TO CONSIDER BEFORE ELECTING A GMWB; WHEN ELECTING TO ANNUITIZE YOUR CONTRACT AFTER HAVING PURCHASED A GMWB; OR WHEN THE LATEST INCOME DATE IS APPROACHING AND YOU ARE THINKING ABOUT ELECTING OR HAVE ELECTED A GMWB.

EFFECT OF GMWB ON TAX DEFERRAL. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial advisors before adding this GMWB to a Contract.

BONUS. The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals. A bonus equal to 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions). The increase, however, may not equal the amount that your Contract Value has declined. This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8. The box below has more information about the bonus, including:

     *    How the bonus is calculated;

     * What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;

     *    For how long the bonus is available; and

     *    When and what happens when the bonus is applied to the GWB.

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The bonus equals 7% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
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     *    WHEN THIS GMWB IS ADDED TO THE  CONTRACT,  the Bonus  Base  equals the
          GWB.

     * WITH A WITHDRAWAL, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

               * All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.

               * A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.

     * WITH A PREMIUM PAYMENT, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.

     * WITH ANY STEP-UP (IF THE GWB INCREASES UPON STEP-UP), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.

THE BONUS BASE CAN NEVER BE MORE THAN $5 MILLION.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. CONVERSELY, ANY WITHDRAWAL, INCLUDING BUT NOT LIMITED TO SYSTEMATIC WITHDRAWALS AND REQUIRED MINIMUM DISTRIBUTIONS, TAKEN IN A CONTRACT YEAR DURING THE BONUS PERIOD CAUSES THE BONUS NOT TO BE APPLIED.

When the bonus is applied:

     *    The GWB is recalculated, increasing by 7% of the Bonus Base.

     * If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.

Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

     * The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or

     *    The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.
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SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings. Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis. If you have arranged for systematic withdrawals, schedule any planned Step-Up under a GMWB to occur prior to the withdrawal. Example 7 in Appendix D illustrates the consequences of a withdrawal preceding a Step-Up. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive. You may also be subject to a withdrawal charge and an Excess Interest Adjustment.

If your Contract contains the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, systematic withdrawals are only allowed on a pro-rata basis including all investment options (including the Fixed Account and GMWB Fixed Account) or, in the alternative, may be requested from specified investment options, excluding the GMWB Fixed Account. Specific to the GMWB Fixed Account, a specified withdrawal request may cause an automatic transfer from the GMWB Fixed Account on the following Contract Monthly Anniversary.

In addition, for Contracts with the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, the percentage of the partial withdrawal taken from the GMWB Fixed Account cannot exceed the ratio of the GMWB Fixed Account value to the Contract Value.

SUSPENSION OF WITHDRAWALS OR TRANSFERS. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

     * the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     * under applicable SEC rules, trading on the New York Stock Exchange is restricted;

     * under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or

     *    the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account and the GMWB Fixed Account for up to six months or the period permitted by law.

                       INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date. You must give us written notice at least seven days before the scheduled Income Date. Income payments must begin by your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation. Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law). Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities. Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually or annually. Or you can choose a single lump sum payment. If you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

VARIABLE INCOME PAYMENTS. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

     * the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;

     * the amount of any applicable premium taxes, recapture charges or withdrawal charges and any Excess Interest Adjustment deducted from your Contract Value on the Income Date;

     *    which income option you select; and

     * the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 3% for option 4 or 4.5% for options 1-3 and, if you select an income option with a life contingency, the age and gender of the Annuitant. State variations may apply.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

If the assumed net investment rate is a lower percentage, for example, 3% versus 4.5% under a particular Annuity Option, the initial payment will be smaller if a 3% assumed net investment rate applies instead of a 4.5% assumed net investment rate, but, all other things being equal, the subsequent 3% assumed net investment rate payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease. Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

INCOME OPTIONS. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant). The following income options may not be available in all states.

OPTION 1 - Life Income. This income option provides monthly payments for your life.

OPTION 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

OPTION 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

ADDITIONAL OPTIONS - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

                                  DEATH BENEFIT

The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase. Instead you may choose an optional death benefit for an additional charge, availability of which may vary by state. For more information about the availability of an optional death benefit in your state, please see the application, check with the registered representative helping you to purchase the Contract or contact us at our Annuity Service Center. Our contact information is on the first page of this prospectus. With the exception of LifeGuard Freedom DB, which may be selected after the Contract has been issued but only in conjunction with the purchase of the LifeGuard Freedom GMWB, the optional death benefits are only available upon application. In addition, once an optional death benefit is chosen, it cannot be canceled.

The effects of any GMWB on the amount payable to your beneficiaries upon your death should be considered in selecting the death benefits in combination with a GMWB. Except as provided in certain of the GMWB endorsements, no death benefit will be paid upon your death in the event the Contract Value falls to zero.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary). Payment will include interest to the extent required by law. The death benefit paid will be the basic death benefit unless you have selected the Earnings Protection Benefit and/or one of the other death benefit endorsements. If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Investment Divisions and Fixed Account according to the current allocation instructions on file for your account as of that date. Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Home Office in Lansing, Michigan.

BASIC DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

     * your Contract Value on the date we receive all required documentation from your Beneficiary; or

     * the total premiums you have paid since your Contract was issued REDUCED FOR prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.

EARNINGS PROTECTION BENEFIT ("EARNINGSMAX"). The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death. If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit when the Contract is issued.

If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit then, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

If you are between the ages of 70 and 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

For purposes of this benefit, we define earnings as the amount by which the sum of your Contract Value, including any Contract Enhancement, exceeds the remaining premiums (premiums not previously withdrawn). If the earnings amount is negative, I.E., the total remaining premiums are greater than your Contract Value, no Earnings Protection Benefit will be paid. In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the remaining premiums, excluding remaining premiums paid in the 12 months prior to the date of your death (other than your initial premium if you die in the first Contract year).

As described below, if your spouse exercises the Special Spousal Continuation Option upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may then discontinue the Earnings Protection Benefit. If your spouse fails to make such an election, the Earnings Protection Benefit will remain in force and upon your spouse's death we will pay an Earnings Protection Benefit if the Contract has accrued additional earnings since your death. In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in "Special Spousal Continuation Option" beginning on page 108). In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the Contract Value after application of the Continuation Adjustment plus remaining premiums paid on or after the Continuation Date (excluding remaining premiums paid within 12 months of your spouse's death).

You must elect the Earnings Protection Benefit when you apply for your Contract. Once elected, the benefit may not be terminated. However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

No Earnings Protection Benefit (other than a "Continuation Adjustment" described below in "Special Spousal Continuation") will be paid:

     *    if your Contract is in the income phase at the time of your death;

     *    if there are no earnings in your Contract; or

     * if your spouse exercises the Special Spousal Continuation Option (described below) and either

     *    is age 76 or older at the Continuation Date or

     *    elects to discontinue the Earnings Protection Benefit.

The Earnings Protection Benefit may not be available in your state. See your financial advisor for information regarding the availability of the Earnings Protection Benefit.

OPTIONAL DEATH BENEFITS. Several optional death benefits are available, in lieu of or in addition to any Earnings Protection Benefit, which are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit. Because there is an additional annual charge for each of these optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit. Except for LifeGuard Freedom DB, all optional death benefits are available if you are 79 years of age or younger on the Contract's Issue Date. The LifeGuard Freedom DB is only available in conjunction with the purchase of the LifeGuard Freedom GMWB and only if the Owner is 75 years of age or younger on the date the endorsement is added to the Contract. The older you are at the time of selection, the less advantageous it would be for you to select an optional death benefit. These optional death benefits are subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

DEPENDING  ON  WHEN  AND IN  WHAT  STATE  YOU  APPLIED  FOR  THE  CONTRACT:  THE
AVAILABILITY OF AN OPTIONAL DEATH BENEFIT MAY HAVE BEEN DIFFERENT; HOW AN OPTIONAL DEATH BENEFIT IS CALCULATED VARIES; AND WE MAY HAVE REFERRED TO AN OPTIONAL DEATH BENEFIT BY A DIFFERENT NAME - ALL AS NOTED BELOW.

For purposes of these optional death benefits, "Net Premiums" are defined as your premium payments net of premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal. Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%. Similarly, with the "Highest Quarterly Anniversary Value" component, the adjustment to your Contract Value for applicable charges will have occurred proportionally at the time of the deductions.

FOLLOWING ARE THE CALCULATIONS FOR THE OPTIONAL DEATH BENEFITS. For purposes of these calculations, with the "Roll-up" component, interest will compound (accumulate) until the Contract Anniversary immediately preceding your 81st birthday.

     5% ROLL-UP DEATH BENEFIT, changes your basic death benefit to the greatest of:

          (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or (b) total Net Premiums since your Contract was issued; or (c) your GMDB Benefit Base.

     The GMDB Benefit Base for the 5% Roll-up Death Benefit will be determined as of the end of any business day and is equal to:

          *    The Step-Up Value on the most recent Step-Up Date,

          * Plus any premium paid (net of any applicable premium taxes) subsequent to the determination of the Step-Up Value,

          * Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the Step-Up Value,

          compounded at an annual interest rate of 5% from the Step-Up Date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

          However, the interest rate is 4% per annum if you are 70 years old or older on the Contract's Issue Date. The interest rate is 3% per annum for all ages IN WASHINGTON STATE.

All premium payment adjustments will occur at the time of the premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge). For total withdrawals up to 5% of the GMDB Benefit Base as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the GMDB Benefit Base as of the previous Contract Anniversary is the GMDB Benefit Base immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).

At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial premium paid (net of any applicable premium taxes). If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the Step-Up Date is set equal to that Contract Anniversary, and the Step-Up Value is set equal to the Contract Value on that Step-Up Date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.

     6% ROLL-UP DEATH BENEFIT, changes your basic death benefit to the greatest of:

          (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or

          (b)  total Net Premiums since your Contract was issued; or

          (c)  your GMDB Benefit Base.

     The GMDB Benefit Base for the 6% Roll-up Death Benefit will be determined as of the end of any business day and is equal to:

          *    The Step-Up Value on the most recent Step-Up Date,

          * Plus any premium paid (net of any applicable premium taxes) subsequent to the determination of the Step-Up Value,

          * Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the Step-Up Value,

          compounded at an annual interest rate of 6% from the Step-Up Date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

          However, the interest rate is 5% per annum if you are 70 years old or older on the Contract's Issue Date. The interest rate is 3% per annum for all ages IN WASHINGTON STATE.

All premium payment adjustments will occur at the time of the premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge). For total withdrawals up to 6% of the GMDB Benefit Base as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 6% of the GMDB Benefit Base as of the previous Contract Anniversary is the GMDB Benefit Base immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).

At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial premium paid (net of any applicable premium taxes). If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the Step-Up Date is set equal to that Contract Anniversary, and the Step-Up Value is set equal to the Contract Value on that Step-Up Date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.

     HIGHEST QUARTERLY ANNIVERSARY VALUE DEATH BENEFIT, changes your basic death benefit to the greatest of:

          (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or

          (b)  total Net Premiums since your Contract was issued; or

          (c)  your GMDB Benefit Base.

     The GMDB Benefit Base for the Highest Quarterly Anniversary Value Death Benefit will be determined as of the end of any business day and is equal to the greatest of the adjusted quarterly Contract Values on the Issue Date and on any Contract Quarterly Anniversary prior to the Owner's 81st birthday. Each adjusted quarterly Contract Value is equal to:

          * The Contract Value on the Issue Date or Contract Quarterly Anniversary, as applicable,

          * Less for any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),

          * Plus any premium paid (net of any applicable premium taxes) subsequent to that date.

     For the purposes of calculating the GMDB Benefit Base, all adjustments will occur at the time of the withdrawal or premium payment and all adjustments for amounts withdrawn will reduce the GMDB Benefit Base in the same proportion that the Contract Value was reduced on the date of such withdrawal.

     The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.

     COMBINATION 5% ROLL-UP AND HIGHEST QUARTERLY ANNIVERSARY VALUE DEATH BENEFIT, changes your basic death benefit to the greatest of:

          (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or

          (b)  total Net Premiums since your Contract was issued; or

          (c)  your GMDB Benefit Base.

     The GMDB Benefit Base for the Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit will be determined as of the end of any business day and is equal to the GREATER OF (A) OR (B):

     (A) IS THE ROLL-UP COMPONENT WHICH IS EQUAL TO:

          *    The Step-Up Value on the most recent Step-Up Date,

          * Plus any premium paid (net of any applicable premium taxes) subsequent to the determination of the Step-Up Value,

          * Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the Step-Up Value,

          compounded at an annual interest rate of 5% from the Step-Up Date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

          However, the interest rate is 4% per annum if you are 70 years old or older on the Contract's Issue Date. The interest rate is 3% per annum for all ages IN WASHINGTON STATE.

For  purposes  of  calculating  the  Roll-Up  Component,   all  premium  payment
adjustments will occur at the time of the premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge). For total withdrawals up to 5% of the Roll-Up Component as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the Roll-Up Component as of the previous Contract Anniversary is the Roll-Up Component immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).

AND (B) IS THE HIGHEST QUARTERLY ANNIVERSARY VALUE COMPONENT, which is equal to the greatest of the adjusted quarterly Contract Values on the Issue Date and on any Contract Quarterly Anniversary prior to the Owner's 81st birthday. Each adjusted quarterly Contract Value is equal to:

          * The Contract Value on the Issue Date or Contract Quarterly Anniversary, as applicable,

          * Less for any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),

          * Plus any premium paid (net of any applicable premium taxes) subsequent to that date.

For the purposes of calculating the Highest Quarterly Anniversary Value Component, all adjustments will occur at the time of the withdrawal or premium payment and all adjustments for amounts withdrawn will reduce the Highest Quarterly Anniversary Value Component in the same proportion that the Contract Value was reduced on the date of such withdrawal.

At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial premium paid (net of any applicable premium taxes). If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the Step-Up Date is set equal to that Contract Anniversary, and the Step-Up Value is set equal to the Contract Value on that Step-Up Date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.

COMBINATION 6% ROLL-UP AND HIGHEST QUARTERLY ANNIVERSARY VALUE DEATH BENEFIT, changes your basic death benefit to the greatest of:

          (a) your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or

          (b)  total Net Premiums since your Contract was issued; or

          (c)  your GMDB Benefit Base.

The GMDB Benefit Base for the Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit will be determined as of the end of any business day and is equal to the GREATER OF (A) OR (B):

(A) IS THE ROLL-UP COMPONENT WHICH IS EQUAL TO:

          *    The Step-Up Value on the most recent Step-Up Date,

          * Plus any premium paid (net of any applicable premium taxes) subsequent to the determination of the Step-Up Value,

          * Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the Step-Up Value,

          compounded at an annual interest rate of 6% from the Step-Up Date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

          However, the interest rate is 5% per annum if you are 70 years old or older on the Contract's Issue Date. The interest rate is 3% per annum for all ages IN WASHINGTON STATE.

For  purposes  of  calculating  the  Roll-Up  Component,   all  premium  payment
adjustments will occur at the time of the premium payment. All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge). For total withdrawals up to 6% of the Roll-Up Component as of the previous Contract Anniversary, the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal). After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 6% of the Roll-Up Component as of the previous Contract Anniversary is the Roll-Up Component immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).

AND (B) IS THE HIGHEST QUARTERLY ANNIVERSARY VALUE COMPONENT, which is equal to the greatest of the adjusted quarterly Contract Values on the Issue Date and on any Contract Quarterly Anniversary prior to the Owner's 81st birthday. Each adjusted quarterly Contract Value is equal to:

          * The Contract Value on the Issue Date or Contract Quarterly Anniversary, as applicable,

          * Less for any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),

          * Plus any premium paid (net of any applicable premium taxes) subsequent to that date.

For the purposes of calculating the Highest Quarterly Anniversary Value Component, all adjustments will occur at the time of the withdrawal or premium payment and all adjustments for amounts withdrawn will reduce the Highest Quarterly Anniversary Value Component in the same proportion that the Contract Value was reduced on the date of such withdrawal.

At issue, the Step-Up Date is equal to the Issue Date, and the Step-Up Value is equal to the initial premium paid (net of any applicable premium taxes). If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the Step-Up Date is set equal to that Contract Anniversary, and the Step-Up Value is set equal to the Contract Value on that Step-Up Date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.

LIFEGUARD FREEDOM DB, changes your basic death benefit to the greatest of:

          (a)  The Contract's  Basic Death Benefit (see the description  above);
               or

          (b)  The GMWB Death Benefit

The LifeGuard Freedom DB is only available in conjunction with the purchase of the LifeGuard Freedom GMWB. At election, the GMWB Death Benefit equals the LifeGuard Freedom GMWB Guaranteed Withdrawal Balance (GWB). If you select the LifeGuard Freedom GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of any applicable premium taxes and adjusted for any subsequent premium payments and withdrawals. If the LifeGuard Freedom GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals. Election after issue of LifeGuard Freedom DB is only permitted if another optional death benefit endorsement has not been elected.

At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) the LifeGuard Freedom GMWB Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged. If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal.

With each subsequent premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000.00.

The GMWB Death Benefit is not adjusted upon step-up, the application of the GWB adjustment or the application of any bonus. THE GMWB DEATH BENEFIT WILL TERMINATE ON THE DATE THE CONTRACT VALUE EQUALS ZERO.

For more information about how the LifeGuard Freedom GMWB works, including how the GWB and GAWA are calculated, please see "For Life GMWB With Bonus and Annual Step-Up" beginning on page 49.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. For more information, please see "Special Spousal Continuation Option" beginning on page 108.

PRE-SELECTED PAYOUT OPTIONS. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state.

SPECIAL SPOUSAL CONTINUATION OPTION. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time. Moreover, we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate this amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the "Continuation Date"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse. The Special Spousal Continuation Option may not be available in your state. See your financial advisor for information regarding the availability of the Special Spousal Continuation Option.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation Option, the new Contract Value will be considered the initial premium for purposes of determining any future death benefit including any Earnings Protection Benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected. However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death. A GMWB will terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract. For more information, please see the respective GMWB subsections in this prospectus.

UNLESS YOUR SPOUSE DISCONTINUES THE EARNINGS PROTECTION BENEFIT ON THE CONTINUATION DATE, CHARGES FOR THE BENEFIT WILL BE DEDUCTED EVEN THOUGH NO EARNINGS PROTECTION BENEFIT WILL APPLY IF YOUR SPOUSE IS 76 OR OLDER WHEN THE CONTRACT IS CONTINUED.

The Special Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-Selected Death Benefit Option the Contract cannot be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-Selected Death Benefit Option may not be available in your state.

DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

DEATH OF ANNUITANT. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

                                      TAXES

THE FOLLOWING IS ONLY GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. ADDITIONAL TAX INFORMATION IS INCLUDED IN THE SAI. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES WILL APPLY TO YOU IF YOU PURCHASE A CONTRACT.

CONTRACT OWNER TAXATION

TAX-QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

NON-QUALIFIED CONTRACTS - GENERAL TAXATION. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal, including withdrawals under any GMWB you may elect, or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans based on a non-qualified Contract are treated as distributions.

NON-QUALIFIED CONTRACTS - AGGREGATION OF CONTRACTS. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

NON-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. Any withdrawal from a non-qualified Contract, including withdrawals under any GMWB you may elect, is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

          *    paid on or after the date you reach age 59 1/2;

          *    paid to your Beneficiary after you die;

          * paid if you become totally disabled (as that term is defined in the Code);

          * paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

          *    paid under an immediate annuity; or

          *    which come from premiums made prior to August 14, 1982.

NON-QUALIFIED CONTRACTS - REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary," who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner's "designated beneficiary" is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

TAX-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified Contract, including withdrawals under any GMWB you may elect, will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

          *    reaches age 59 1/2;

          *    leaves his/her job;

          *    dies;

          *    becomes disabled (as that term is defined in the Code); or

          * experiences hardship. However, in the case of hardship, the Owner can only withdraw the premium and not any earnings.

WITHDRAWALS - ROTH IRAS. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

CONSTRUCTIVE WITHDRAWALS - INVESTMENT ADVISER FEES. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

          * there was a written agreement providing for payments of the fees solely from the annuity Contract,

          *    the Contract Owner had no liability for the fees, and

          * the fees were paid solely from the annuity Contract to the adviser.

EXTENSION OF LATEST INCOME DATE. If you do not annuitize your non-qualified Contract on or before the latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year you attain age 95. In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time. Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

DEATH BENEFITS. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

IRS APPROVAL. The Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

ASSIGNMENT. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

DIVERSIFICATION. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract. We believe that the underlying investments are being managed so as to comply with these requirements. A fuller discussion of the diversification requirements is contained in the SAI.

OWNER CONTROL.  In a Revenue Ruling issued in 2003, the Internal Revenue Service
(IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and Jackson regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers __ Investment Divisions and at least one Fixed Account Option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

WITHHOLDING. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

Any distribution from a tax-qualified contract eligible for rollover will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

     (a) one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee,
          (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

     (b)  a required minimum distribution;

     (c)  a hardship withdrawal; or

     (d)  the non-taxable portion of a distribution.

JACKSON TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. (We do impose a so-called "Federal (DAC) Tax Charge" under variable life insurance policies, but the "Federal (DAC) Tax Charge" merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called "Federal (DAC) Tax Charge" under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

                                OTHER INFORMATION

DOLLAR COST AVERAGING. If the amount allocated to the Investment Divisions plus the amount allocated to a Fixed Account Option is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account Options from the one-year Fixed Account Option or any of the Investment Divisions. If the Fixed Account Options are not available or otherwise restricted, dollar cost averaging will be exclusively from the Investment Divisions. In the case of transfers from the one-year Fixed Account Option or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. There is no charge for Dollar Cost Averaging. Certain restrictions may apply.

DOLLAR COST AVERAGING PLUS (DCA+). The DCA+ Fixed Account Option is a "source account" designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options. The DCA+ Fixed Account Option is credited with an enhanced interest rate. If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over the DCA+ term selected. There is no charge for DCA+. You should consult your Jackson representative with respect to the current availability of the Fixed Account Options and the availability of DCA+.

EARNINGS SWEEP. You can choose to move your earnings from the source accounts (only applicable from the one-year Fixed Account Option, if currently available, and the Money Market Investment Division). There is no charge for Earnings Sweep.

REBALANCING. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account Option (if currently available) periodically to maintain your selected allocation percentages. Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions. There is no charge for Rebalancing.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

FREE LOOK. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it. We will return

     *    the Contract Value, PLUS

     * any fees (other than asset-based fees) and expenses deducted from the premiums, MINUS

     *    any applicable Contract Enhancement recapture charges.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent. We will return premium payments where required by law. In some states, we are required to hold the premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the premiums to the Investment Divisions. State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

ADVERTISING. From time to time, we may advertise several types of performance of the Investment Divisions.

     * TOTAL RETURN is the overall change in the value of an investment in an Investment Division over a given period of time.

     * STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines.

     * NON-STANDARDIZED TOTAL RETURN may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

     * YIELD refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation. These requirements will apply to any other jurisdiction with comparable requirements.

MODIFICATION OF YOUR CONTRACT. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

LEGAL PROCEEDINGS. Jackson is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from Jackson during periods ranging from 1981 to present. Jackson has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended. Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable. Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2007, for information concerning such amounts that have been accrued. At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

                                 PRIVACY POLICY

COLLECTION OF NONPUBLIC PERSONAL INFORMATION. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

     *    Information we receive from you on applications or other forms;

     *    Information about your transactions with us;

     *    Information we receive from a consumer reporting agency;

     * Information we obtain from others in the process of verifying information you provide us; and

     * Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

DISCLOSURE OF CURRENT AND FORMER CUSTOMER NONPUBLIC PERSONAL INFORMATION. We WILL NOT DISCLOSE our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, EXCEPT AS PERMITTED BY LAW. TO THE EXTENT PERMITTED BY LAW, WE MAY DISCLOSE to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. WE DO NOT SELL INFORMATION TO EITHER AFFILIATED OR NON-AFFILIATED PARTIES.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

SECURITY TO PROTECT THE CONFIDENTIALITY OF NONPUBLIC PERSONAL INFORMATION. We HAVE SECURITY PRACTICES AND PROCEDURES in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We RESTRICT ACCESS to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We MAINTAIN PHYSICAL, ELECTRONIC AND PROCEDURAL SAFEGUARDS that comply with federal and state regulations to guard your nonpublic personal information.

"JNL(R)," "Jackson National(R)" and "JacksonSM" are trademarks or service marks of Jackson National Life Insurance Company.

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," "S&P MidCap 400 Index," "S&P 500/Citigroup Value Index," and "S&P MidCap 400/Citigroup Value Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company ("Jackson"). The JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, the JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management S&P(R) 10 Fund, the JNL/Mellon Capital Management S&P(R) SMid 60 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management S&P(R) 24 Fund and any other investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on the returns of any Standard & Poor's Index are not sponsored, endorsed, sold or promoted by Standard & Poor's (S&P) and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in these Funds. Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P. S&P typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

The Funds are not sponsored, endorsed, sold or promoted by S&P and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in the Funds.

"Dow Jones," "Dow Jones Industrial AverageSM," "Dow Jones Select Dividend IndexSM," "DJIASM," "DowSM" and "Dow 10SM " are service marks of Dow Jones & Company, Inc. (Dow Jones) and have been licensed for use for certain purposes by Jackson. Dow Jones has no relationship to the annuity and Jackson National Life Insurance Company, other than the licensing of the Dow Jones Industrial Average
(DJIA) and its service marks for use in connection with the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund. Please see Appendix A for additional information. The JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such product.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates)(Nasdaq, with its affiliates, are referred to as the CORPORATIONS). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Jackson (LICENSEE) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The  Nasdaq-100(R),"   "Nasdaq-100  Index(R),"  "Nasdaq  Stock  Market(R)"  and
"Nasdaq" are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the "Corporations") and have been licensed for use by Jackson. The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq(R) 15 Fund, the JNL/Mellon Capital Management VIP Fund or the JNL/Mellon Capital Management JNL Optimized 5 Fund. The JNL/Mellon Capital Management Nasdaq(R) 15 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 15 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group ("Russell"). Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes. Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell's publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based. RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES. RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES. RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line TimelinessTM Ranking System" are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson. The JNL/Mellon Capital Management Value Line(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund. Jackson is not affiliated with any Value Line Company.

"NYSE(R)" is a registered mark of, and "NYSE International 100 IndexSM" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by Jackson National Asset Management, LLC. The JNL/Mellon Capital Management NYSE(R) International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

"NYSE International 100 IndexSM" is a service mark of NYSE Group, Inc. NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the "NYSE International 100 IndexSM" (the "Index") and its service marks for use in connection with the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

NYSE Group, Inc. DOES NOT:

     o Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

     o Recommend that any person invest in the JNL/Mellon Capital Management NYSE(R) International 25 Fund or any other securities.

     o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE(R) International 25 Fund.

     o    Have  any   responsibility   or  liability  for  the   administration,
          management or marketing of the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

     o    Consider  the  needs  of the  JNL/Mellon  Capital  Management  NYSE(R)
          International 25 Fund or the owners of the JNL/Mellon Capital Management NYSE(R) International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

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NYSE GROUP, INC. AND ITS AFFILIATES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND. SPECIFICALLY,

     o NYSE GROUP, INC. AND ITS AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AND NYSE GROUP, INC. AND ITS AFFILIATES DISCLAIM ANY WARRANTY
          ABOUT:

          o THE RESULTS TO BE OBTAINED BY THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND, THE OWNER OF THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE INDEX AND THE DATA INCLUDED IN THE NYSE INTERNATIONAL 100 INDEXSM;

          o    THE ACCURACY OR COMPLETENESS OF THE INDEX AND ITS DATA;

          o THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE INDEX AND ITS DATA;

     o NYSE GROUP, INC. WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE INDEX OR ITS DATA;

     o UNDER NO CIRCUMSTANCES WILL NYSE GROUP, INC. OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NYSE GROUP, INC. KNOWS THAT THEY MIGHT OCCUR.

THE LICENSING AGREEMENT BETWEEN JACKSON NATIONAL ASSET MANAGEMENT, LLC AND NYSE GROUP, INC. IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND OR ANY OTHER THIRD PARTIES.
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                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History...............................................2

Services......................................................................5

Purchase of Securities Being Offered..........................................5

Underwriters..................................................................6

Calculation of Performance....................................................6

Additional Tax Information....................................................8

Annuity Provisions............................................................18

Net Investment Factor.........................................................19

Condensed Financial Information...............................................20

                                   APPENDIX A

DOW JONES DOES NOT:

* Sponsor, endorse, sell or promote the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

* Recommend that any person invest in the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other securities.

* Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

* Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

* Consider the needs of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund or the owners of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund or the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the
     JNL/Mellon  Capital  Management  Healthcare Sector Fund, and the JNL/Mellon
     Capital Management Technology Sector Fund in determining, composing or calculating the DJIA or have any obligation to do so.

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DOW JONES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE JNL/MELLON CAPITAL MANAGEMENT DOW SM 10 FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND, THE JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT OIL & GAS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT HEALTHCARE SECTOR FUND, AND THE JNL/MELLON CAPITAL MANAGEMENT TECHNOLOGY SECTOR FUND. SPECIFICALLY,

     * DOW JONES DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AND DOW JONES DISCLAIMS ANY WARRANTY ABOUT:

          * THE RESULTS TO BE OBTAINED BY THE JNL/MELLON CAPITAL MANAGEMENT DOW SM 10 FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND, THE JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT
               COMMUNICATIONS  SECTOR FUND,  THE JNL/MELLON  CAPITAL  MANAGEMENT
               CONSUMER  BRANDS SECTOR FUND, THE JNL/MELLON  CAPITAL  MANAGEMENT
               OIL & GAS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT
               HEALTHCARE  SECTOR FUND,  AND THE JNL/MELLON  CAPITAL  MANAGEMENT
               TECHNOLOGY SECTOR FUND, THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT DOW SM 10 FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND, THE JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL
               MANAGEMENT  CONSUMER  BRANDS SECTOR FUND, THE JNL/MELLON  CAPITAL
               MANAGEMENT  OIL  &  GAS  SECTOR  FUND,  THE  JNL/MELLON   CAPITAL
               MANAGEMENT FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT HEALTHCARE SECTOR FUND, AND THE JNL/MELLON CAPITAL MANAGEMENT TECHNOLOGY SECTOR FUND OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE DJIA AND THE DATA INCLUDED IN THE DJIA;

          *    THE ACCURACY OR COMPLETENESS OF THE DJIA AND ITS DATA;

          * THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE DJIA AND ITS DATA.

     * DOW JONES WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE DJIA OR ITS DATA.

     * UNDER NO CIRCUMSTANCES WILL DOW JONES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF DOW JONES KNOWS THAT THEY MIGHT OCCUR.

THE LICENSING AGREEMENT BETWEEN JACKSON NATIONAL LIFE INSURANCE COMPANY(R) AND DOW JONES IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT DOWSM 10 FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND, THE JNL/MELLON CAPITAL MANAGEMENT DOWSM DIVIDEND FUND, THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND, THE JNL/MELLON CAPITAL MANAGEMENT COMMUNICATIONS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT CONSUMER BRANDS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT OIL & GAS SECTOR FUND, THE JNL/MELLON CAPITAL MANAGEMENT FINANCIAL SECTOR FUND, THE JNL/MELLON CAPITAL
MANAGEMENT HEALTHCARE SECTOR FUND, AND THE JNL/MELLON CAPITAL MANAGEMENT TECHNOLOGY SECTOR FUND OR ANY OTHER THIRD PARTIES.
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                                   APPENDIX B

            CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES

Example 1 illustrates the application of the Contract Enhancement to a Contract with a single premium payment and the application of withdrawal charges and recapture charges upon a partial withdrawal when earnings exceed 10% of remaining premium (there is no free withdrawal). The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings.

Example 2 illustrates application of the Contract Enhancement for a Contract with multiple premium payments in which the second premium causes the adjusted premium to exceed $100,000 and the application of the withdrawal charges and recapture charges upon a partial withdrawal when there are no earnings. The withdrawal charges and recapture charges are applied only to the withdrawal in excess of the free withdrawal, first to the premium with the lowest withdrawal charges and recapture charges and last to the premium with the highest withdrawal charges and recapture charges.

--------------------------------------------------------------------------------

EXAMPLE 1
--------------------------------------------------------------------------------
              100,000.00 : Premium
              100,000.00 : Adjusted Premium
                   8.00% : Contract Enhancement Percentage
                8,000.00 : Contract Enhancement
                   5.50% : Withdrawal Charge Year 4
                   4.00% : Recapture Charge Year 4
                   5.50% : Net Return

AT END OF YEAR 4
              133,793.06 : Contract Value at end of year 4
              100,000.00 : Net Withdrawal requested

               25,793.06 : Earnings (Contract Value less Premium less Contract Enhancement) 81,996.62 : Premium withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
              107,789.68 : Total Gross Withdrawal

              107,789.68 : Total Gross Withdrawal
               -4,509.81 : Withdrawal Charge
               -3,279.87 : Recapture Charge
              100,000.00 : Total Net Withdrawal
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
JNL EXAMPLE 2
--------------------------------------------------------------------------------
               10/1/2008
               50,000.00 : Premium
               50,000.00 : Adjusted Premium
                   6.00% : Contract Enhancement Percentage
                3,000.00 : Contract Enhancement
                   6.00% : Withdrawal Charge Contribution Year 3
                   4.50% : Recapture Charge Contribution Year 3
               12/1/2008
               75,000.00 : Premium
              125,000.00 : Adjusted Premium
                   8.00% : Contract Enhancement Percentage
                7,000.00 : Contract Enhancement (including additional 2% for
                   Premium that received a 6% CE) 7.00% : Withdrawal Charge Contribution Year 2
                   5.50% : Recapture Charge Contribution Year 2
                   0.00% : Net Return

               11/1/2010
              135,000.00 : Contract Value
               75,000.00 : Net Withdrawal Requested

                    0.00 : Earnings (Contract Value less Premiums less Contract
               Enhancements) 12,500.00 : Free Withdrawal 50,000.00 : Premium 1 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge) 20,285.71 : Premium 2 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge) 82,785.71 :
               Total Gross Withdrawal

               82,785.71 : Total Gross Withdrawal
               -3,000.00 : Withdrawal Charge from Premium 1
               -2,250.00 : Recapture Charge from Premium 1
               -1,420.00 : Withdrawal Charge from Premium 2
               -1,115.71 : Recapture Charge from Premium 2
               75,000.00 : Total Net Withdrawal
--------------------------------------------------------------------------------

                                   APPENDIX C

                              BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2007 from the Distributor in relation to the sale of our variable insurance products.

1717 Capital Management Co.                Capital Investment Group
1st Discount Brokerage Inc.                Capital Strategies Financial
1st Global Capital Corporation             Capwest Securities Inc.
1st Worldwide Financial Partners           Centaurus Financial Inc.
A G Edwards & Sons                         Century Securities
Advanced Advisor Group LLC                 CFD Investments Inc.
AFS Brokerage Inc.                         Chevy Chase Securities Inc.
AIG Financial Advisors                     Choice Investments Inc.
American General Securities                Colonial Brokerage Inc.
American Investment                        Colonial Investments Services
American Portfolios Financial Services     Commonwealth Financial Network
Ameritas Investment Corp                   Countrywide Investment Service
Askar Corp                                 Crowell Weedon & Co
Associated Securities Corp                 Crown Capital Securities LP
Axa Advisors LLC                           Cue Financial Group
B C Ziegler & Company                      Cumberland Brokerage Corp
Bancwest Investment Services Inc.          CUSO Financial Services
BB&T Investment Services Inc.              Despain Financial Corporation
BCG Securities                             E Planning Securities Inc.
Beneficial Investment Services             Equable Securities Corp
Bentley Lawrence Securities                Equitas America
BI Investments                             ESI Financial
BOSC, Inc.                                 Fenwick Securities
Brecek & Young Advisors Inc.               Ferris Baker Watts Inc.
Brewer Financial Services                  FFP Securities Inc.
Broker Dealer Financial Services Corp      Fifth Third Securities
Brookstone Securities                      Financial Network Investment
Brookstreet Securities Corp                Financial Security Management
Bueter & Company Inc.                      Financial Services
Butler Freeman Tally Group Financial       Financial West Investment Group
Cadaret Grant & Company                    First Allied Securities
Calton & Associates Inc.                   First Brokerage American LLC
Cambridge Investment Research              First Financial Equity
Capital Analysts Inc.                      First Heartland Capital Inc.
Capital Financial Services                 First Merit

FNB Brokerage Services                  Infinex Investments Inc.
Foothill Securities Inc.                ING Financial
Fortune Financial Services              Institutional Securities Corp
Founders Financial Securities           Inter Securities Inc.
FSC Securities Corporation              Intercarolina Financial Services
Fulcrum Securities Inc.                 Intervest International Equities Corp
GA Repple & Company                     Invest Financial Corporation
Geneos Wealth Management Inc.           Investacorp Inc.
Gilman Ciocia                           Investment Centers of America, Inc.
Great American Advisors Inc.            Investment Professionals Inc.
Great Nation Investment Corp            Investors Capital Corp
Gunn Allen Financial Inc.               Investors Security Co Inc.
GW Sherwold                             J P Turner & Co LLC
GWN Securities Inc.                     J W Cole Financial Inc.
H Beck Inc.                             Janney Montgomery Scott LLC
H D Vest Investment Securities          Jefferson Pilot Securities Corp
H&R Block Financial Advisors            Jesup & Lamont Securities Corp
H.S. Dent                               JJB Hilliard WL Lyons Inc.
Haas Financial Products                 JRL Capital Corporation
Hantz Financial Services                KCD Financial
Harbour Investment Inc.                 Kenai Investments Inc.
Harvest Capital LLC                     Key Investments
Harvest Companies                       KMS Financial Services
HBW Securities                          Koehler Financial LLC
Heim Young & Associates Inc.            Kovack Securities Inc.
Heritage Study Group                    Labrunerie Financial Inc.
Hornor Townsend & Kent Inc.             Lasalle St Securities LLC
HSBC                                    Legacy Financial Services
Huckin Financial Group Inc.             Legend Equities
Huntleigh Securities Corp               Leonard & Company
ICBA Financial Services                 Liberty Partners Financial Services
IFMG Securities                         Lincoln Financial Advisors
IMS Securities                          Lincoln Investment Planning
Independent Financial Group             Linsco/Private Ledger Corporation
Indiana Merchant Banking                M&T Securities

Main Street Securities                     Packerland Brokerage Services
Medallion Investment Services              Park Avenue Securities
Michigan Securities Inc.                   Peak Securities
Mid Atlantic Securities Inc.               Pension Planners Securities
Midwest Financial & Inv Services           Peoples Securities
Milkie/Ferguson Investments                PFIC Securities
MML Investors Services Inc.                Planmember Securities
Money Concepts Capital Corp                Prime Capital Services Inc.
Money Management Advisory                  Prime Vest Financial Services
Moors & Cabot Inc.                         Princor Financial Services Corp
Morgan Keegan                              Pro Equities Inc.

Morgan Peabody Inc.                        Professional Asset Management
MTL Equity Products Inc.                   Purshe Kaplan Sterling Investments
Multi-Financial Securities Corp            QA3 Financial Corporation
Mutual Service Corporation                 Questar Capital Corporation
MWA Financial Services Inc.                R.L. Harger & Associates Inc.
National Planning Corporation              Raymond James Financial
National Securities Corp                   RBC Dain Rauscher Inc.
New Alliance Investments Inc.              Regal Securities Inc.
New England Securities                     Resource Horizons Group
Newbridge Securities Corp                  River Stone Wealth Management
Next Financial Group Inc.                  RMIN Securities Inc.
NFP Securities Inc.                        RNR Securities LLC
North Atlantic Securities LLC              Robert W Baird & Co Inc.
Northridge Securities Corp                 Royal Alliance Associates Inc.
NPB Financial Group                        Ryan Beck & Co
NPF Securities                             Rydex Distributors Inc.
O.N. Equity Sales Company                  Sammons Securities Company Inc.
Ogilvie Securities                         Sanders Morris Harris Inc.
Oneamerica Securities                      SCF Securities
Oppenheimer & Co                           Schlitt Investor Services Inc.
Pacific RP Group                           Scott & Stringfellow Inc.
Pacific West                               Securian Financial Services

Securities America                      UBOC Union Banc
Securities Service Network              UBS Financial Services Inc.
Sicor Securities Inc.                   United Equity Securities
Sigma Financial Corporation             United Planners Financial
Signator Investors Inc.                 United Securities Alliance Inc.
SII Investments, Inc.                   USA Advanced Planners Inc.
Silver Oak Securities                   USA Financial Securities Corp
Sky Bank                                UVEST Financial
Sorrento Pacific                        Valmark Securities Inc.
Southwest Investments                   VSR Financial Services Inc.
Southwest Securities Financial          W.H. Colson Securities
Services
Stanford Group Company                  Wachovia Securities Inc.
Steadfast Foundation                    Wall Street Financial Group
Sterne Agee Financial Services          Walnut Street Securities Inc.
Stifel Nicolaus & Company               Waterstone Financial Group
Strategic Financial Alliance            Webster Investments
Summit Brokerage Services Inc.          Wellstone Securities
Summit Equities Inc.                    Western Equity Group
SummitAlliance Securities LLC           Western International Securities Inc.
Sunset Financial Services Inc.          Westminster Financial
SWBC Investments                        Wilbanks Securities
SWS Financial Service Inc.              William R Pintaric & Assoc
Synergy Investment Group                Williams Financial Group
TFS Securities Inc.                     WM Financial Services Inc.
Thomas McDonald Partners                Woodbury Financial Services Inc.
Thrivent Investment Management          Workman Securities Corp
Tower Square Securities                 World Choice Securities Inc.
Traderlight Securities Inc.             World Equity Group Inc.
Traid Advisors Inc.                     World Group Securities Inc.
Transamerica Financial                  WRP Investments Inc.
Tricor                                  XCU Capital
Triune Capital Advisors
Trustmont Financial

                                   APPENDIX D

                            GMWB PROSPECTUS EXAMPLES

Unless otherwise specified, the following examples assume you elected a GMWB with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, no prior partial withdrawals have been made, and the bonus percentage (if applicable) is 7%. The examples also assume that the GMWB and any For Life Guarantee have not been terminated as described in the Access to Your Money section of this prospectus. If you elected a GMWB other than a GMWB with a 5% benefit, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%. If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage.

EXAMPLE 1: AT ELECTION, YOUR GWB IS SET AND YOUR GAWA IS DETERMINED BASED ON THAT VALUE.

|X|  Example 1a: If the GMWB is elected at issue:

     Your initial GWB is $100,000, which is your initial Premium payment.

     Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).

|X| Example 1b: If the GMWB is elected after issue when the Contract Value is $110,000 and your Contract has a total Recapture Charge of $5,000 at the time the GMWB is elected:

     Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.

     Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

|X|  Notes:

     If your endorsement contains a varying benefit percentage:

     - Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of a GMWB Income Option.

     - If your endorsement allows for re-determination of the GAWA%, your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.

     If  your  endorsement  includes  a  Guaranteed   Withdrawal  Balance  Bonus
     provision, your bonus base is set equal to your GWB at the time of election.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your initial GWB adjustment is set equal to 200% times your initial GWB.

     If your endorsement includes a GMWB Death Benefit provision, your initial GMWB death benefit is set equal to your initial GWB.

EXAMPLE 2: IF YOUR ENDORSEMENT CONTAINS A VARYING BENEFIT PERCENTAGE, YOUR GAWA% IS DETERMINED ON THE EARLIER OF THE TIME OF YOUR FIRST WITHDRAWAL, THE DATE THAT YOUR CONTRACT VALUE REDUCES TO ZERO, THE DATE THAT THE GMWB IS CONTINUED BY A SPOUSAL BENEFICIARY WHO IS NOT A COVERED LIFE, OR UPON ELECTION OF THE LIFE INCOME OF A GMWB INCOME OPTION. YOUR GAWA% IS SET BASED UPON YOUR ATTAINED AGE AT THAT TIME. YOUR INITIAL GAWA IS DETERMINED BASED ON THIS GAWA% AND THE GWB AT THAT TIME.

|X| If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

|X| If your endorsement allows for re-determination of the GAWA%, your GAWA% will be re-determined based on your attained age if your Contract Value (or highest quarterly Contract Value, as applicable) at the time of a step-up is greater than the BDB.

EXAMPLE 3: UPON PAYMENT OF A SUBSEQUENT PREMIUM, YOUR GWB AND GAWA ARE RE-DETERMINED. YOUR GWB IS SUBJECT TO A MAXIMUM OF $5,000,000.

|X| Example 3a: If you make an additional Premium payment of $50,000 and your GWB is $100,000 at the time of payment:

     Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).

     Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).

|X| Example 3b: If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

     Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.

     Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

|X|  Notes:

     If your endorsement contains a varying benefit percentage:

     - Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.

     - If your endorsement allows for re-determination of the GAWA%, your BDB is increased by the Premium payment. If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is increased by the Premium payment, subject to a maximum of $5,000,000.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision:

     - If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB adjustment is increased by the Premium payment times 200%, subject to a maximum of $5,000,000. For example, if, as in Example 3a, you make an additional Premium payment of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB adjustment value before the additional Premium payment is $200,000, then the GWB adjustment is increased by 200% of the additional premium payment. The resulting GWB adjustment is $200,000 + $100,000 = $300,000.

     - If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB adjustment is increased by the Premium payment, subject to a maximum of $5,000,000. For example, if you make an additional Premium payment of $50,000 AFTER your first Contract Anniversary following the effective date of the endorsement, and your GWB adjustment value before the additional Premium payment is $200,000, then the GWB adjustment is increased by 100% of the additional premium payment. The resulting GWB adjustment is $200,000 + $50,000 = $250,000.

     If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit is increased by the Premium payment, subject to a maximum of $5,000,000.

EXAMPLE 4: UPON WITHDRAWAL OF THE GUARANTEED AMOUNT (WHICH IS YOUR GAWA FOR ENDORSEMENTS FOR NON-QUALIFIED AND QUALIFIED CONTRACTS THAT DO NOT PERMIT WITHDRAWALS IN EXCESS OF THE GAWA OR WHICH IS THE GREATER OF YOUR GAWA OR YOUR RMD FOR THOSE GMWBS RELATED TO QUALIFIED CONTRACTS THAT PERMIT WITHDRAWALS IN EXCESS OF THE GAWA TO EQUAL YOUR RMD), YOUR GWB AND GAWA ARE RE-DETERMINED.

|X| Example 4a: If you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:

     Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).

     Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.

     If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X| Example 4b: If you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

     Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).

     Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).

     If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X|  Notes:

     If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.

     If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.

     If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit may be reduced. In the case where your GMWB death benefit is reduced for all withdrawals, it will be reduced by the amount of the withdrawal since the withdrawal did not exceed the greater of the GAWA or the RMD.

     If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your new GWB.

     Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

EXAMPLE 5: UPON WITHDRAWAL OF AN AMOUNT THAT EXCEEDS YOUR GUARANTEED AMOUNT (AS DEFINED IN EXAMPLE 4), YOUR GWB AND GAWA ARE RE-DETERMINED.

|X| Example 5a: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:

     Your GWB is recalculated based on the type of endorsement you have elected.

     - If your endorsement contains an annual Step-Up provision, your new GWB is $91,200, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) =
          $91,200].

     - Otherwise, your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($130,000 - $10,000 = $120,000).

     Your GAWA is recalculated based on the type of endorsement you have elected

     - If your endorsement contains an annual Step-Up provision, your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800]. If you continued
          to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - Otherwise, if your endorsement is not a For Life GMWB, your GAWA for the next year remains $5,000, since it is recalculated to equal the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($120,000*0.05 = $6,000). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA. -

|X| Example 5b: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:

     Your GWB is recalculated based on the type of endorsement you have elected.

     - If your endorsement contains an annual Step-Up provision, your new GWB is $90,250, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) =
          $90,250].

     - Otherwise, your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($105,000 - $10,000 = $95,000).

     Your GAWA is recalculated based on the type of endorsement you have elected

     - If your endorsement contains an annual Step-Up provision, your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - Otherwise, if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $4,750, which is the lesser of
          1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($95,000*0.05 = $4,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,000 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date, and the amount of your final withdrawal would be less than your GAWA (and equal to your remaining GWB). In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA. -

|X| Example 5c: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:

     Your GWB is recalculated based on the type of endorsement you have elected.

     - If your endorsement contains an annual Step-Up provision, your new GWB is $85,500, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) =
          $85,500].

     - Otherwise, your new GWB is $45,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($55,000 - $10,000 = $45,000).

     Your GAWA is recalculated based on the type of endorsement you have elected

     - If your endorsement contains an annual Step-Up provision, your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500]. If you
          continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - Otherwise, if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $2,250, which is the lesser of
          1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($45,000*0.05 = $2,250). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($45,000 / $2,250 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA. -

|X|  Notes:

     If your endorsement contains a varying benefit percentage and allows for re-determination of your GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.

     If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is recalculated to equal the lesser of 1) your bonus base prior to the withdrawal or 2) your GWB following the withdrawal. In addition, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.

     If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit will be reduced. In the case where your GMWB Death Benefit is reduced for all withdrawals, the GMWB Death Benefit is reduced in the same manner that the GWB is reduced; it is first reduced dollar for dollar for the GAWA and then is reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA. Otherwise, your GMWB Death Benefit is only reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.

     If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.

     Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

EXAMPLE 6: UPON STEP-UP, YOUR GWB AND GAWA ARE RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT CONTAINS A STEP-UP PROVISION.)

|X| Example 6a: If at the time of step-up your Contract Value (or highest quarterly Contract Value, as applicable) is $200,000, your GWB is $90,000, and your GAWA is $5,000:

     Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (or highest quarterly Contract Value, as applicable).

     If your GAWA% is not eligible for re-determination, your GAWA for the next year is recalculated to equal $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).

     - After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($200,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

     However, if your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (or highest quarterly Contract Value, as applicable) at the time of the step-up is greater than your BDB.

     - If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:

          o Your GAWA% is set to 6%, since your Contract Value (or highest quarterly Contract Value, as applicable)($200,000) is greater than your BDB ($100,000).

          o Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).

          o Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($200,000).

     If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision your bonus base is $100,000 just prior to the step-up, your bonus base is recalculated to equal $200,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

     - If your endorsement allows for the Bonus Period to re-start and you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

|X| Example 6b: If at the time of step-up your Contract Value (or highest quarterly Contract Value, as applicable) is $90,000, your GWB is $80,000, and your GAWA is $5,000:

     Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (or highest quarterly Contract Value, as applicable).

     Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).

     - After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.

     If your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (or highest quarterly Contract Value, as applicable) is greater than your BDB. However, in this case, it is assumed that your initial Premium is $100,000. Your BDB would not be less than $100,000, implying that this would not be an opportunity for a re-determination of the GAWA%. In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($90,000).

     If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the step-up, your bonus base remains $100,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

     - Even if your endorsement allows for the Bonus Period to re-start, your Bonus Period will not re-start since your bonus base has not been increased due to the step-up.

|X|  Notes:

     Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up. If the charge does increase, a separate calculation would be recommended to establish if the step-up is beneficial.

     If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value (or highest quarterly Contract Value, as applicable) if the Contract Value (or highest quarterly Contract Value, as applicable) is greater than your GWB at the time of the automatic step-up.

     If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.

     If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.

     If your endorsement contains a Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since step-ups do not impact the GWB adjustment.

     If your endorsement contains a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since step-ups do not impact the GMWB death benefit.

     If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the greatest of the four most recent quarterly adjusted Contract Values. The quarterly adjusted Contract Values are initialized on each Contract Quarterly Anniversary and are adjusted for any premiums and/or withdrawals subsequent to the initialization in the same manner as the GWB.

EXAMPLE 7: IMPACT OF THE ORDER OF TRANSACTIONS. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT CONTAINS A STEP-UP PROVISION.)

|X| Example 7a: If prior to any transactions your Contract Value (or highest quarterly Contract Value, as applicable) is $200,000, your GAWA is $5,000, your GAWA% is not eligible for re-determination upon step-up, your GWB is $100,000 and you wish to step up your GWB (or your GWB is due to step up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

     If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (or highest quarterly Contract Value, as applicable). At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000). On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the step-up, at the time of step-up, your bonus base is recalculated and is equal to $200,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000). Your bonus base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

          - If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

     - If your endorsement allows for re-determination of the GAWA% and your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($200,000). Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

     If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000). Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value. At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

     - If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your bonus base is not adjusted since the amount of the withdrawal does not exceed your GAWA. At the time of step-up, your bonus base is recalculated and is equal to $195,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

          - If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

     - If your endorsement allows for re-determination of the GAWA% and your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals. At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($195,000).

|X|  Notes:

     As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

     - If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. This is especially true if your endorsement allows for re-determination of the GAWA% and the step-up would result in a re-determination of the GAWA%.

     - If your endorsement contains an annual Step-Up provision, the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

     - Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.

     This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.

     Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up.

     If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value (or highest quarterly Contract Value, as applicable) if the Contract Value (or highest quarterly Contract Value, as applicable) is greater than your GWB at the time of the automatic step-up.

     If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.

     If your endorsement contains a varying benefit percentage, the GAWA% is determined at the time of the withdrawal (if not previously determined).

     - If your endorsement allows for re-determination of the GAWA%, the GAWA% is re-determined upon step-up if your Contract Value (or highest quarterly Contract Value, as applicable) is greater than your BDB.

     If your endorsement contains a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated at the time of the withdrawal.

     If your endorsement contains a GMWB Death Benefit provision, the GMWB death benefit would not be adjusted for the step-up since step-ups do not impact the GMWB death benefit, but your GMWB death benefit may be reduced for the withdrawal.

     If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the greatest of the four most recent quarterly adjusted Contract Values. The quarterly adjusted Contract Values are initialized on each Contract Quarterly Anniversary and are adjusted for any premiums and/or withdrawals subsequent to the initialization in the same manner as the GWB.

     If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.

     Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

EXAMPLE 8: UPON APPLICATION OF THE GUARANTEED WITHDRAWAL BALANCE BONUS, YOUR GWB AND GAWA ARE RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES DURING THE BONUS PERIOD IF YOUR ENDORSEMENT CONTAINS A GUARANTEED WITHDRAWAL BALANCE BONUS PROVISION.)

|X| Example 8a: If at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your bonus base is $100,000, and your GAWA is $5,000:

     Your new GWB is recalculated to equal $107,000, which is equal to your GWB plus 7% of your bonus base ($100,000 + $100,000*0.07 = $107,000).

     Your GAWA for the next year is recalculated to equal $5,350, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or
     2) 5% of your new GWB ($107,000*0.05 = $5,350).

     After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X| Example 8b: If at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your bonus base is $100,000, and your GAWA is $5,000:

     Your new GWB is recalculated to equal $97,000, which is equal to your GWB plus 7% of your bonus base ($90,000 + $100,000*0.07 = $97,000).

     Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($97,000*0.05 = $4,850).

     After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

|X|  Notes:

     Your bonus base is not recalculated upon the application of the bonus to your GWB.

     If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon the application of the bonus (as described above) only if the application of the bonus occurs after your GAWA% has been determined.

     If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged since the BDB is not impacted by the application of the bonus.

     If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since the GWB adjustment is not impacted by the application of the bonus.

     If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since the GMWB death benefit is not impacted by the application of the bonus.

     If the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.

EXAMPLE 9: FOR LIFE GUARANTEE BECOMES EFFECTIVE AFTER THE EFFECTIVE DATE OF THE ENDORSEMENT. AT THE TIME THE FOR LIFE GUARANTEE BECOMES EFFECTIVE, YOUR GAWA IS RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT IS A FOR LIFE GMWB THAT CONTAINS A FOR LIFE GUARANTEE THAT BECOMES EFFECTIVE AFTER THE EFFECTIVE DATE OF THE ENDORSEMENT.)

|X| Example 9a: If on the reset date your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:

     Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).

     The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date. Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

|X| Example 9b: If your Contract Value has fallen to $0 prior to the reset date, your GWB is $50,000 and your GAWA is $5,000: You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.

     However, your GAWA would not be permitted to exceed your remaining GWB. Your GAWA is not recalculated since the Contract Value is $0.

     The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

|X| Example 9c: If on the reset date, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:

     Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).

     The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date. Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

     Although your GAWA is $0, upon step-up or subsequent premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

|X|  Notes:

     Your reset date is the Contract Anniversary on or immediately following the date you attain age 59 1/2 (or the date the youngest Covered Life attains, or would have attained, age 59 1/2 if your endorsement is a For Life GMWB with Joint Option).

EXAMPLE 10: FOR LIFE GUARANTEE ON A FOR LIFE GMWB WITH JOINT OPTION. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT IS A FOR LIFE GMWB WITH JOINT OPTION.)

|X| If at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:

     If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on the reset date. Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

     If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life's attained age (or the age he or she would have attained). The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

     The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void. However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

     Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

|X|  Notes:

     If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the date that the youngest Covered Life attains (or would have attained) age 59 1/2.

     If  your  endorsement  contains  a  Guaranteed   Withdrawal  Balance  Bonus
     provision, your bonus base remains unchanged at the time of continuation.

     If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged at the time of continuation.

EXAMPLE 11: UPON APPLICATION OF THE GUARANTEED  WITHDRAWAL  BALANCE  ADJUSTMENT,
YOUR GWB IS RE-DETERMINED. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT CONTAINS A GUARANTEED WITHDRAWAL BALANCE ADJUSTMENT PROVISION.)

|X| Example 11a: If on the GWB Adjustment Date, your GWB is $170,000, your GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

     Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB adjustment ($170,000) or 2) the GWB adjustment ($200,000).

|X| Example 11b: If on the GWB Adjustment Date, your GWB is $210,000, your GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

     Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB adjustment ($210,000) or 2) the GWB adjustment ($200,000).

|X|  Notes:

     The GWB adjustment provision is terminated on the GWB Adjustment Date after the GWB adjustment is applied (if any).

     Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.

     No adjustment is made to your bonus base since the bonus base is not impacted by the GWB adjustment.

     If your endorsement allows for re-determination of the GAWA%, no adjustment is made to your BDB since the BDB is not impacted by the GWB Adjustment.

     If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB death benefit since the GMWB death benefit is not impacted by the GWB adjustment.

EXAMPLE 12: ON EACH CONTRACT MONTHLY ANNIVERSARY, FUNDS ARE TRANSFERRED TO OR FROM THE GMWB FIXED ACCOUNT VIA THE FORMULAS DEFINED IN THE TRANSFER OF ASSETS METHODOLOGY IN APPENDIX E. THE ANNUITY FACTORS REFERENCED IN THIS EXAMPLE ARE ALSO FOUND IN APPENDIX E. (THIS EXAMPLE ONLY APPLIES IF YOUR ENDORSEMENT CONTAINS A TRANSFER OF ASSETS PROVISION.)

|X| Example 12a: If on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000, and your Fixed Account Contract Value is $5,000:

     Your liability is equal to $91,560, which is your GAWA multiplied by your annuity factor ($6,000 * 15.26 = $91,560).

     The ratio is equal to 91.56%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($91,560 - $0) / ($95,000 + $5,000) = 91.56%].

     Since the ratio (91.56%) is greater than the upper breakpoint (83%), funds are transferred from the Investment Divisions and the Fixed Account Options to the GMWB Fixed Account. The amount of the transfer is equal to $57,800, which is the lesser of 1) the Separate Account Contract Value plus the Fixed Account Contract Value ($95,000 + $5,000 = $100,000) or 2) the liability (net of the GMWB Fixed Account Contract Value) less 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - 0.80) = $57,800].

     Your GMWB Fixed Account Contract Value is $57,800, which is your previous GMWB Fixed Account Contract Value plus the amount of the transfer ($0 + $57,800 = $57,800).

     Your Separate Account Contract Value is $40,090, which is your previous Separate Account Contract Value less the amount of the transfer multiplied by the ratio of the Separate Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$95,000 - $57,800 * ($95,000 / ($95,000 + $5,000)) = $40,090].

     Your Fixed Account Contract Value is $2,110, which is your previous Fixed Account Contract Value less the amount of the transfer multiplied by the ratio of the Fixed Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$5,000 - $57,800 * ($5,000 / ($95,000 + $5,000)) = $2,110].

|X| Example 12b: If on your 13th Contract Monthly Anniversary, your annuity factor is 14.83, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $15,000, your Separate Account Contract Value is $90,000, your Fixed Account Contract Value is $10,000, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:

     Your liability is equal to $88,980, which is your GAWA multiplied by your annuity factor ($6,000 * 14.83 = $88,980).

     The ratio is equal to 73.98%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($88,980 - $15,000) / ($90,000 + $10,000) = 73.98%].

     Since the ratio (73.98%) is less than the lower breakpoint (77%), funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options. The amount of the transfer is equal to $15,000, which is the lesser of 1) the GMWB Fixed Account Contract Value ($15,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($15,000 - $88,980 + 0.80 * ($90,000 + $10,000)) / (1 - 0.80) = $30,100].

     Your GMWB Fixed Account Contract Value is $0, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($15,000 - $15,000 = $0).

     Your Separate Account Contract Value is $104,250, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($90,000 + $15,000 * 0.95 = $104,250).

     Your Fixed Account Contract Value is $10,750, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($10,000 + $15,000 * 0.05 = $10,750).

|X| Example 12c: If on your 25th Contract Monthly Anniversary, your annuity factor is 14.39, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $100,000, your Separate Account Contract Value is $0, your Fixed Account Contract Value is $0, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:

     Your liability is equal to $86,340, which is your GAWA multiplied by your annuity factor ($6,000 * 14.39 = $86,340).

     The ratio is not calculated since the sum of the Separate Account Contract Value and the Fixed Account Contract Value is equal to zero.

     Since all funds are allocated to the GMWB Fixed Account and the GMWB Fixed Account Contract Value ($100,000) is greater than the liability ($86,340), funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options. The amount of the transfer is equal to $68,300, which is the lesser of 1) the GMWB Fixed Account Contract Value ($100,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($100,000 - $86,340 + 0.80 * ($0 + $0)) / (1 - 0.80) = $68,300].

     Your GMWB Fixed Account Contract Value is $31,700, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($100,000
     - $68,300 = $31,700).

     Your Separate Account Contract Value is $64,885, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($0 + $68,300 * 0.95 = $64,885).

     Your Fixed Account Contract Value is $3,415, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($0 + $68,300 *
     0.05 = $3,415).

|X|  Notes:

     If your GAWA had not yet been determined prior to the transfer of assets calculation, the GAWA used in the liability calculation will be based on the GAWA% for your attained age (or the attained age of the youngest Covered Life if your endorsement is a For Life GMWB with Joint Option) at the time of the calculation multiplied by your GWB at that time.

     The amount transferred from each Investment Division and Fixed Account Option to the GMWB Fixed Account will be in proportion to their current value. The amount transferred to each Investment Division and Fixed Account Option will be based on your most current premium allocation instructions.

     Funds transferred out of the Fixed Account Option(s) will be subject to an Excess Interest Adjustment (if applicable).

     No adjustments are made to the GWB, the GAWA, the bonus base, the GWB adjustment, or the GMWB death benefit as a result of the transfer.

                                   APPENDIX E

                              LIFEGUARD SELECT GMWB
                   AND LIFEGUARD SELECT WITH JOINT OPTION GMWB
                         TRANSFER OF ASSETS METHODOLOGY

On each Contract Monthly Anniversary, transfers to or from the GMWB Fixed Account will be determined based on the formulas defined below.

LIABILITY = GAWA X ANNUITY FACTOR

     The Liability calculated in the above formula is designed to represent the projected value of this GMWB's benefits. If the GAWA% has not yet been determined, the GAWA used in the Liability calculation will be based on the GAWA% corresponding to the Owner's (or oldest Joint Owner's) attained age at the time the Liability is calculated, multiplied by the GWB at that time.

     The tables of annuity factors (as shown below) are set at election of the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, as applicable, and do not change.


RATIO = (LIABILITY - GMWB FIXED ACCOUNT CONTRACT VALUE) / (SEPARATE ACCOUNT CONTRACT VALUE + FIXED ACCOUNT CONTRACT VALUE)

     If the sum of the Separate Account Contract Value and the Fixed Account Contract Value is equal to zero, the Ratio will not be calculated.


THE TRANSFER AMOUNT IS DETERMINED AS FOLLOWS:

     If the Ratio is less than the lower breakpoint of 77% or if the GMWB Fixed Account Contract Value is greater than the Liability and all funds are allocated to the GMWB Fixed Account, the amount transferred from the GMWB Fixed Account is equal to the lesser of:

     1.   The GMWB Fixed Account Contract Value; or

     2. (GMWB Fixed Account Contract Value + 80% x (Separate Account Contract Value + Fixed Account Contract Value) - Liability) / (1-80%).

     If the Ratio is greater than the upper breakpoint of 83%, the amount transferred to the GMWB Fixed Account is equal to the lesser of:

     1.   Separate Account Contract Value + Fixed Account Contract Value; or

     2. (Liability - GMWB Fixed Account Contract Value - 80% x (Separate Account Contract Value + Fixed Account Contract Value)) / (1-80%).

     Otherwise, no funds are transferred.

                                LIFEGUARD SELECT
                          Transfer of Assets Provision
                                Annuity Factors*

Age**                                        Contract Monthly Anniversary
----------- -------------------------------------------------------------------------------------------------
-----------
                 1       2       3       4       5       6       7        8       9      10      11      12
            ------- ------- ------- ------- ------- ------- ------- -------- ------- ------- ------- --------
            ------- ------- ------- ------- ------- ------- ------- -------- ------- ------- ------- --------
    65       15.26   15.22   15.19   15.15   15.12   15.08   15.05    15.01   14.97   14.94   14.90   14.87
    66       14.83   14.79   14.76   14.72   14.68   14.65   14.61    14.57   14.54   14.50   14.46   14.43
    67       14.39   14.35   14.32   14.28   14.25   14.21   14.18    14.14   14.10   14.07   14.03   14.00
    68       13.96   13.92   13.89   13.85   13.81   13.77   13.74    13.70   13.66   13.62   13.59   13.55
    69       13.51   13.47   13.44   13.40   13.37   13.33   13.30    13.26   13.22   13.19   13.15   13.12
    70       13.08   13.04   13.01   12.97   12.93   12.89   12.86    12.82   12.78   12.74   12.71   12.67
    71       12.63   12.59   12.56   12.52   12.48   12.44   12.41    12.37   12.33   12.29   12.26   12.22
    72       12.18   12.14   12.11   12.07   12.03   12.00   11.96    11.92   11.89   11.85   11.81   11.78
    73       11.74   11.70   11.67   11.63   11.60   11.56   11.53    11.49   11.45   11.42   11.38   11.35
    74       11.31   11.27   11.24   11.20   11.16   11.12   11.09    11.05   11.01   10.97   10.94   10.90
    75       10.86   10.82   10.79   10.75   10.72   10.68   10.65    10.61   10.57   10.54   10.50   10.47
    76       10.43   10.39   10.36   10.32   10.28   10.25   10.21    10.17   10.14   10.10   10.06   10.03
    77        9.99    9.96    9.92    9.89    9.85    9.82    9.78     9.75    9.71    9.68    9.64    9.61
    78        9.57    9.54    9.50    9.47    9.43    9.40    9.36     9.33    9.29    9.26    9.22    9.19
    79        9.15    9.12    9.08    9.05    9.01    8.98    8.94     8.91    8.87    8.84    8.80    8.77
    80        8.73    8.70    8.66    8.63    8.60    8.56    8.53     8.50    8.46    8.43    8.40    8.36
    81        8.33    8.30    8.26    8.23    8.20    8.16    8.13     8.10    8.06    8.03    8.00    7.96
    82        7.93    7.90    7.86    7.83    7.80    7.76    7.73     7.70    7.66    7.63    7.60    7.56
    83        7.53    7.50    7.47    7.44    7.41    7.38    7.35     7.31    7.28    7.25    7.22    7.19
    84        7.16    7.13    7.10    7.07    7.04    7.01    6.98     6.95    6.92    6.89    6.86    6.83
    85        6.80    6.77    6.74    6.71    6.68    6.65    6.62     6.59    6.56    6.53    6.50    6.47
    86        6.44    6.41    6.39    6.36    6.33    6.30    6.28     6.25    6.22    6.19    6.17    6.14
    87        6.11    6.08    6.06    6.03    6.00    5.98    5.95     5.92    5.90    5.87    5.84    5.82
    88        5.79    5.76    5.74    5.71    5.69    5.66    5.64     5.61    5.58    5.56    5.53    5.51
    89        5.48    5.46    5.43    5.41    5.38    5.36    5.34     5.31    5.29    5.26    5.24    5.21
    90        5.19    5.17    5.14    5.12    5.10    5.07    5.05     5.03    5.00    4.98    4.96    4.93
    91        4.91    4.89    4.87    4.85    4.83    4.81    4.79     4.76    4.74    4.72    4.70    4.68
    92        4.66    4.64    4.62    4.60    4.58    4.56    4.54     4.51    4.49    4.47    4.45    4.43
    93        4.41    4.39    4.37    4.35    4.33    4.31    4.30     4.28    4.26    4.24    4.22    4.20
    94        4.18    4.16    4.14    4.13    4.11    4.09    4.07     4.05    4.03    4.02    4.00    3.98
    95        3.96    3.94    3.93    3.91    3.89    3.87    3.86     3.84    3.82    3.80    3.79    3.77
    96        3.75    3.73    3.72    3.70    3.68    3.66    3.65     3.63    3.61    3.59    3.58    3.56
    97        3.54    3.52    3.51    3.49    3.47    3.46    3.44     3.42    3.41    3.39    3.37    3.36
    98        3.34    3.32    3.31    3.29    3.27    3.26    3.24     3.22    3.21    3.19    3.17    3.16
    99        3.14    3.12    3.11    3.09    3.07    3.06    3.04     3.02    3.01    2.99    2.97    2.96
   100        2.94    2.92    2.91    2.89    2.87    2.85    2.84     2.82    2.80    2.78    2.77    2.75
   101        2.73    2.71    2.70    2.68    2.66    2.65    2.63     2.61    2.60    2.58    2.56    2.55
   102        2.53    2.51    2.50    2.48    2.46    2.45    2.43     2.41    2.40    2.38    2.36    2.35
   103        2.33    2.31    2.30    2.28    2.26    2.24    2.23     2.21    2.19    2.17    2.16    2.14
   104        2.12    2.10    2.09    2.07    2.06    2.04    2.03     2.01    1.99    1.98    1.96    1.95
   105        1.93    1.91    1.90    1.88    1.87    1.85    1.84     1.82    1.80    1.79    1.77    1.76
   106        1.74    1.73    1.71    1.70    1.68    1.67    1.65     1.64    1.62    1.61    1.59    1.58
   107        1.56    1.55    1.53    1.52    1.50    1.49    1.47     1.46    1.44    1.43    1.41    1.40
   108        1.38    1.37    1.35    1.34    1.33    1.31    1.30     1.29    1.27    1.26    1.25    1.23
   109        1.22    1.21    1.19    1.18    1.17    1.15    1.14     1.13    1.11    1.10    1.09    1.07
   110        1.06    1.05    1.04    1.03    1.01    1.00    0.99     0.98    0.97    0.96    0.94    0.93
   111        0.92    0.91    0.90    0.89    0.88    0.87    0.86     0.84    0.83    0.82    0.81    0.80
   112        0.79    0.78    0.77    0.76    0.75    0.74    0.73     0.72    0.71    0.70    0.69    0.68
   113        0.67    0.66    0.65    0.64    0.63    0.62    0.62     0.61    0.60    0.59    0.58    0.57
   114        0.56    0.55    0.54    0.54    0.53    0.52    0.51     0.50    0.49    0.49    0.48    0.47
   115        0.46    0.42    0.38    0.35    0.31    0.27    0.23     0.19    0.15    0.12    0.08    0.04
            ------- ------- ------- ------- ------- ------- ------- -------- ------- ------- ------- --------


     * Annuity factors are based on the Annuity 2000 Mortality Table and 3.00% interest.

     ** The age of the Owner as of the effective date or the most recent Contract Anniversary. All Owners aged 55-65 on the effective date of the endorsement will be assumed to be age 65 on the effective date of the endorsement for the purpose of determining the applicable annuity factor.

                       LIFEGUARD SELECT WITH JOINT OPTION
                          Transfer of Assets Provision
                                 Annuity Factors

  Age*                                      Contract Monthly Anniversary
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
               1       2        3        4        5        6        7       8       9      10       11     12
        ------------------------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------------------------
   65      15.26   15.24    15.23    15.21    15.19    15.17    15.16   15.14   15.12   15.10    15.09  15.07
   66      15.05   15.03    15.01    14.99    14.97    14.95    14.94   14.92   14.90   14.88    14.86  14.84
   67      14.82   14.81    14.79    14.78    14.77    14.75    14.74   14.73   14.71   14.70    14.69  14.67
   68      14.66   14.64    14.63    14.61    14.59    14.58    14.56   14.54   14.53   14.51    14.49  14.48
   69      14.46   14.44    14.43    14.41    14.39    14.38    14.36   14.34   14.33   14.31    14.29  14.28
   70      14.26   14.24    14.22    14.20    14.18    14.16    14.14   14.12   14.10   14.08    14.06  14.04
   71      14.02   14.00    13.98    13.96    13.93    13.91    13.89   13.87   13.85   13.83    13.80  13.78
   72      13.76   13.74    13.72    13.70    13.67    13.65    13.63   13.61   13.59   13.57    13.54  13.52
   73      13.50   13.48    13.46    13.43    13.41    13.39    13.37   13.34   13.32   13.30    13.28  13.25
   74      13.23   13.20    13.18    13.15    13.13    13.10    13.08   13.05   13.02   13.00    12.97  12.95
   75      12.92   12.88    12.84    12.81    12.77    12.73    12.69   12.65   12.61   12.58    12.54  12.50
   76      12.46   12.42    12.38    12.34    12.30    12.26    12.22   12.17   12.13   12.09    12.05  12.01
   77      11.97   11.93    11.89    11.86    11.82    11.78    11.74   11.70   11.66   11.63    11.59  11.55
   78      11.51   11.47    11.43    11.39    11.35    11.31    11.28   11.24   11.20   11.16    11.12  11.08
   79      11.04   11.00    10.96    10.93    10.89    10.85    10.81   10.77   10.73   10.70    10.66  10.62
   80      10.58   10.54    10.50    10.46    10.42    10.38    10.35   10.31   10.27   10.23    10.19  10.15
   81      10.11   10.07    10.04    10.00     9.96     9.93     9.89    9.85    9.82    9.78     9.74   9.71
   82       9.67    9.63     9.60     9.56     9.52     9.49     9.45    9.41    9.38    9.34     9.30   9.27
   83       9.23    9.19     9.16     9.12     9.08     9.05     9.01    8.97    8.94    8.90     8.86   8.83
   84       8.79    8.76     8.72     8.69     8.65     8.62     8.59    8.55    8.52    8.48     8.45   8.41
   85       8.38    8.35     8.31     8.28     8.24     8.21     8.18    8.14    8.11    8.07     8.04   8.00
   86       7.97    7.94     7.90     7.87     7.84     7.80     7.77    7.74    7.70    7.67     7.64   7.60
   87       7.57    7.54     7.51     7.48     7.44     7.41     7.38    7.35    7.32    7.29     7.25   7.22
   88       7.19    7.16     7.13     7.10     7.07     7.04     7.01    6.98    6.95    6.92     6.89   6.86
   89       6.83    6.80     6.77     6.74     6.71     6.68     6.66    6.63    6.60    6.57     6.54   6.51
   90       6.48    6.45     6.43     6.40     6.37     6.34     6.32    6.29    6.26    6.23     6.21   6.18
   91       6.15    6.12     6.10     6.07     6.04     6.01     5.99    5.96    5.93    5.90     5.88   5.85
   92       5.82    5.80     5.77     5.75     5.72     5.70     5.67    5.65    5.62    5.60     5.57   5.55
   93       5.52    5.50     5.47     5.45     5.42     5.40     5.37    5.35    5.32    5.30     5.27   5.25
   94       5.22    5.20     5.17     5.15     5.12     5.10     5.08    5.05    5.03    5.00     4.98   4.95
   95       4.93    4.91     4.88     4.86     4.84     4.81     4.79    4.77    4.74    4.72     4.70   4.67
   96       4.65    4.63     4.60     4.58     4.56     4.53     4.51    4.49    4.46    4.44     4.42   4.39
   97       4.37    4.35     4.33     4.30     4.28     4.26     4.24    4.21    4.19    4.17     4.15   4.12
   98       4.10    4.08     4.05     4.03     4.01     3.98     3.96    3.94    3.91    3.89     3.87   3.84
   99       3.82    3.80     3.78     3.75     3.73     3.71     3.69    3.66    3.64    3.62     3.60   3.57
  100       3.55    3.53     3.51     3.48     3.46     3.44     3.42    3.39    3.37    3.35     3.33   3.30
  101       3.28    3.26     3.24     3.21     3.19     3.17     3.15    3.12    3.10    3.08     3.06   3.03
  102       3.01    2.99     2.97     2.94     2.92     2.90     2.88    2.85    2.83    2.81     2.79   2.76
  103       2.74    2.72     2.70     2.68     2.65     2.63     2.61    2.59    2.57    2.55     2.52   2.50
  104       2.48    2.46     2.44     2.42     2.40     2.38     2.36    2.33    2.31    2.29     2.27   2.25
  105       2.23    2.21     2.19     2.17     2.15     2.13     2.11    2.08    2.06    2.04     2.02   2.00
  106       1.98    1.96     1.94     1.92     1.90     1.88     1.86    1.84    1.82    1.80     1.78   1.76
  107       1.74    1.72     1.70     1.68     1.66     1.64     1.63    1.61    1.59    1.57     1.55   1.53
  108       1.51    1.49     1.48     1.46     1.44     1.42     1.41    1.39    1.37    1.35     1.34   1.32
  109       1.30    1.28     1.27     1.25     1.23     1.21     1.20    1.18    1.16    1.14     1.13   1.11
  110       1.09    1.08     1.07     1.06     1.04     1.03     1.02    1.01    1.00    0.99     0.97   0.96
  111       0.95    0.94     0.93     0.92     0.90     0.89     0.88    0.87    0.86    0.85     0.83   0.82
  112       0.81    0.80     0.79     0.78     0.77     0.76     0.75    0.74    0.73    0.72     0.71   0.70
  113       0.69    0.68     0.67     0.66     0.65     0.64     0.64    0.63    0.62    0.61     0.60   0.59
  114       0.58    0.57     0.56     0.55     0.54     0.53     0.53    0.52    0.51    0.50     0.49   0.48
  115       0.47    0.43     0.39     0.35     0.31     0.27     0.24    0.20    0.16    0.12     0.08   0.04
        ------------------------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------------------------


     * The age of the youngest Covered Life as of the effective date of the endorsement or the most recent Contract Anniversary. A Covered Life aged 55-65 on the effective date of the endorsement will be assumed to be age 65 on the effective date of the endorsement for the purpose of determining the applicable annuity factor.

                                   APPENDIX F

                            ACCUMULATION UNIT VALUES

The tables reflect the values of accumulation units for each Investment Division for the beginning and end of the periods indicated, and the number of accumulation units outstanding as of the end of the periods indicated - for each of a base Contract (with no optional endorsements) and for each Contract with the most expensive combination of optional endorsements (through the end of the most recent period). This information derives from the financial statements of the Separate Account, which together constitute the Separate Account's condensed financial information. The annualized charge for your Contract may fall in between the charge for a base Contract and a Contract with the most expensive combination of optional endorsements, and complete condensed financial information about the Separate Account is available in the SAI. Contact the Annuity Service Center to request your copy free of charge, and contact information is on the cover page of the prospectus. Also, please ask about the more timely accumulation unit values that are available for each Investment Division.

At the end of the tables in the SAI are the footnotes with the beginning dates of activity for each Investment Division at every applicable charge level (annualized) under the Contract.


----------------------------------------------------------------------------------------------------------------------
QUESTIONS:  If you have any questions about your Contract, you may contact us at:

ANNUITY SERVICE CENTER:                                     1 (800) 873-5654 (8 a.m. - 8 p.m. ET)

             MAIL ADDRESS:                                  P.O. Box 30314, Lansing, Michigan 48909-7814

             DELIVERY ADDRESS:                              1 Corporate Way, Lansing, Michigan 48951

INSTITUTIONAL MARKETING GROUP                               1 (800) 777-7779 (8 a.m. - 8 p.m. ET)
SERVICE CENTER:
(for Contracts purchased through a bank
or another financial institution)

             MAIL ADDRESS:                                  P.O. Box 30392, Lansing, Michigan 48909-7892

             DELIVERY ADDRESS:                              1 Corporate Way, Lansing, Michigan 48951
                                    Attn: IMG

HOME OFFICE:                                                1 Corporate Way, Lansing, Michigan 48951
----------------------------------------------------------- ----------------------------------------------------------

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION (SAI) MAY BE CHANGED. WE MAY NOT SELL BASED ON THIS SAI UNTIL THE REGISTRATION STATEMENT, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS EFFECTIVE. THIS SAI IS NOT AN OFFER TO SELL, AND IS NOT SOLICITING AN OFFER TO PURCHASE, IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.


                       STATEMENT OF ADDITIONAL INFORMATION


                                  APRIL 6, 2009



                      INDIVIDUAL AND GROUP FLEXIBLE PREMIUM
                  FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS
               ISSUED BY THE JACKSON NATIONAL SEPARATE ACCOUNT - I
                  OF JACKSON NATIONAL LIFE INSURANCE COMPANY(R)



This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated April 6, 2009. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P.O. Box 17240, Denver, Colorado 80217-0240, or calling 1-800-766-4683.




                                TABLE OF CONTENTS

                                                                          PAGE

General Information and History                                              2

Services                                                                     5

Purchase of Securities Being Offered                                         5

Underwriters                                                                 6

Calculation of Performance                                                   6

Additional Tax Information                                                   8

Annuity Provisions                                                           18

Net Investment Factor                                                        19

Condensed Financial Information                                              20

GENERAL INFORMATION AND HISTORY

Jackson National Separate Account - I (Separate Account) is a separate investment account of Jackson National Life Insurance Company (JacksonSM). Jackson is a wholly owned subsidiary of Brooke Life Insurance Company and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a publicly traded life insurance company in the United Kingdom.

The JNL/Mellon Capital Management S&P Divisions and JNL/S&P Divisions, and any other investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on the returns of any Standard & Poor's Index are not sponsored, endorsed, sold or promoted by Standard & Poor's (S&P(R)), a division of The McGraw-Hill Companies, Inc. and its affiliates. S&P and its affiliates make no representation or warranty, express or implied, to the owners of the Divisions or any member of the public regarding the advisability of investing in securities generally or in the Divisions particularly or the ability of the S&P 500 Index, the S&P MidCap 400 Index, or any other S&P Index to track general stock market performance. S&P's only relationship to the Separate Account (Licensee) is the licensing of certain trademarks and trade names of S&P and of the S&P 500(R) and S&P MidCap 400 Index which are determined, composed and calculated by S&P without regard to the Licensee or the Divisions. S&P has no obligation to take the needs of the Licensee or the owners of the Divisions into consideration in determining, composing or calculating the S&P 500 Index, S&P 400 Index, or any other S&P Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Divisions or the timing of the issuance or sale of the Divisions or in the determination or calculation of the equation by which the Divisions are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Divisions.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX, OR ANY OTHER S&P INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE DIVISIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX, OR ANY OTHER S&P INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX, OR ANY OTHER S&P INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group ("Russell"). Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes. Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell's publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based. RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES. RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES. RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

Value Line Publishing, Inc.'s ("VLPI") only relationship to JNL is VLPI's licensing to JNL of certain VLPI trademarks and trade names and the Value Line
Timeliness Ranking System (the "System"), which is composed by VLPI without regard to JNL, this Product or any investor. VLPI has no obligation to take the needs of JNL or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the CORPORATIONS). The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Jackson National Life Insurance Company (LICENSEE) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"The  Nasdaq-100(R),"   "Nasdaq-100  Index(R),"  "Nasdaq  Stock  Market(R)"  and
"Nasdaq(R)" are trade or service marks oF The Nasdaq, Inc. (which with its affiliates are the "Corporations") and have been licensed for use by Jackson National Life Insurance Company. The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund or the JNL/Mellon Capital Management JNL Optimized 5 Fund. The JNL/Mellon Capital Management Nasdaq(R) 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ(R) 25 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

"NYSE(R)" is a registered mark of, and "NYSE International 100 IndexSM" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by Jackson National Asset Management, LLC. The JNL/Mellon Capital Management NYSE(R) International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

"NYSE International 100 IndexSM" is a service mark of NYSE Group, Inc. NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the "NYSE International 100 IndexSM" (the "Index") and its service marks for use in connection with the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

NYSE Group, Inc. DOES NOT:

     o Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

     o Recommend that any person invest in the JNL/Mellon Capital Management NYSE(R) International 25 Fund or any other securities.

     o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE(R) International 25 Fund.

     o    Have  any   responsibility   or  liability  for  the   administration,
          management or marketing of the JNL/Mellon Capital Management NYSE(R) International 25 Fund.

     o    Consider  the  needs  of the  JNL/Mellon  Capital  Management  NYSE(R)
          International 25 Fund or the owners of thE JNL/Mellon Capital Management NYSE(R) International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

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NYSE GROUP, INC. AND ITS AFFILIATES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND. SPECIFICALLY,

     o NYSE GROUP, INC. AND ITS AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AND NYSE GROUP, INC. AND ITS AFFILIATES DISCLAIM ANY WARRANTY
          ABOUT:

          o THE RESULTS TO BE OBTAINED BY THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND, THE OWNER OF THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE INDEX AND THE DATA INCLUDED IN THE NYSE INTERNATIONAL 100 INDEXSM;

          o    THE ACCURACY OR COMPLETENESS OF THE INDEX AND ITS DATA;

          o THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE INDEX AND ITS DATA;

     o NYSE GROUP, INC. WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE INDEX OR ITS DATA;

     o UNDER NO CIRCUMSTANCES WILL NYSE GROUP, INC. OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NYSE GROUP, INC. KNOWS THAT THEY MIGHT OCCUR.

THE LICENSING AGREEMENT BETWEEN JACKSON NATIONAL ASSET MANAGEMENT, LLC AND NYSE GROUP, INC. IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT NYSE(R) INTERNATIONAL 25 FUND OR ANY OTHER THIRD PARTIES.
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SERVICES

Jackson keeps the assets of the Separate Account. Jackson holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Funds bought and sold by the Separate Account.

The financial statements of Jackson National Separate Account - I and Jackson National Life Insurance Company for the periods indicated have been included herein in reliance upon the reports of _________________, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. _________ is located at ______________________.

PURCHASE OF SECURITIES BEING OFFERED

The Contracts will be sold by licensed insurance agents in states where the Contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the Financial Industry Regulatory Authority (FINRA).

UNDERWRITERS

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 7601 Technology Way, Denver, Colorado 80237. JNLD is a subsidiary of Jackson.

We expect to compensate broker/dealers selling the Contracts.

CALCULATION OF PERFORMANCE

When Jackson advertises performance for an Investment Division (except the JNL/Select Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Funds. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment") and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of all recurring charges that are charged to all Contracts. The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period. No deduction is made for premium taxes that may be assessed by certain states.

Jackson may also advertise non-standardized total return on an annualized and cumulative basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The Contract is designed for long-term investment; therefore, Jackson believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson may advertise the current annualized yield for a 30-day period for an Investment Division. The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period. Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

            (  a-b    )6
YIELD = 2  [(  --- + 1) -1]
            (  cd     )

Where:

     a  =   net  investment  income  earned  during  the  period  by  the  Fund attributable to shares owned by the Investment Division.

     b  =   expenses for the Investment  Division accrued for the period (net of reimbursements).

     c  =   the average daily number of accumulation  units  outstanding  during the period.

     d  =   the maximum offering price per accumulation  unit on the last day of the period.

The maximum withdrawal charge is 7.5%.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Funds. The yield on amounts held in the Investment Division normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Fund operating expenses.

Any current yield quotations of the JNL/Select Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period. The JNL/Select Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The JNL/Select Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/Select Money Market Division's and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the Fund's Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Contract owner's investment in the JNL/Select Money Market Division nor that Division's investment in the JNL/Select Money Market Division is guaranteed or insured. Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

ADDITIONAL TAX INFORMATION

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

JACKSON'S TAX STATUS

Jackson is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). For federal income tax purposes, the Separate Account is not a separate entity from Jackson and its operations form a part of Jackson.

TAXATION OF ANNUITY CONTRACTS IN GENERAL

Section 72 of the Code governs the taxation of annuities in general. An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract). For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires Jackson (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract. For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "roll over" the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

DIVERSIFICATION -- SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts. The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury  Department  has issued  Regulations  establishing  diversification requirements for the mutual Funds underlying variable Contracts. These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson intends that each Fund of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account. Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time. The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson or an advisor in its sole and absolute discretion. The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects. The first difference is that the contracts described in Rev. Rul. 2003-91 provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas the Contract offers __ Investment Divisions and at least one Fixed Account option, although a Contract owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time. The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Jackson does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Jackson reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts. For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity Contract may be exchanged in a tax-free transaction for another annuity Contract. Historically, it was presumed that only the exchange of an entire Contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998, in CONWAY V. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity Contract into another annuity Contract qualified as a non-taxable exchange. In response to the CONWAY decision, the IRS issued Notice 2003-51 announcing that pending the publication of final regulations, the IRS will consider all the facts and circumstances, using general principles of tax law, to determine whether a partial exchange and a subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the date on which the partial exchange was completed should be treated as an integrated transaction. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies). However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a Contract may have tax consequences. Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan. If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable. If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

TAX-QUALIFIED PLANS

The  Contracts  offered by the  Prospectus  are  designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to fund the plan. Owners, annuitant and beneficiaries are also reminded that a tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is already tax-deferred.

TAX TREATMENT OF WITHDRAWALS

NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity Contracts. It provides that if the Contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

TAX-QUALIFIED CONTRACTS

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in
Section 72(m)(7) of the Code); (3) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts; (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes - Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used. Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used. Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

TYPES OF TAX-QUALIFIED PLANS

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson's administrative procedures. Jackson is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson specifically consents to be bound. Owners, annuitants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

     (a)  Tax-Sheltered Annuities

          Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     (b)  Individual Retirement Annuities

          Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     (c)  Roth IRA Annuities

          Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $4,000 for calendar year 2007 and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000. The same contribution and catch-up contributions are also available for purchasers of Traditional IRA annuities.

          Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

          Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

          Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

     (d)  Pension and Profit-Sharing Plans

          The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     (e)  Eligible Deferred Compensation Plans -- Section 457

          Under Code provisions, employees and independent Contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includible compensation or the $15,000 elective deferral limitation in 2006. The limit is indexed for inflation in $500 increments annually thereafter. In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions. The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $5,000. The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

          In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

          All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity Contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of Section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

          In general, distributions from a Plan are prohibited under Section 457 of the Code unless made after the participant:

               *    attains age 70 1/2,

               *    severs employment,

               *    dies, or

               * suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under Section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457. Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

ANNUITY PROVISIONS

VARIABLE ANNUITY PAYMENT

The initial annuity payment is determined by taking the Contract value allocated to that Investment Division, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the annuitant and designated second person, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment. That amount is divided by the value of an annuity unit as of the Income Date to establish the number of annuity units representing each variable payment. The number of annuity units determined for the first variable payment remains constant for the second and subsequent monthly variable payments, assuming that no reallocation of Contract values is made.

The amount of the second and each subsequent monthly variable payment is determined by multiplying the number of annuity units by the annuity unit value as of the business day next preceding the date on which each payment is due.

The mortality and expense experience will not adversely affect the dollar amount of the variable annuity payments once payments have commenced.

ANNUITY UNIT VALUE

The initial value of an annuity unit of each Investment Division was set when the Investment Divisions were established. The value may increase or decrease from one business day to the next. The income option tables contained in the Contract are based on an assumed investment rate of 3% for option 4 or 4.5% for option 1-3.

The value of a fixed number of annuity units will reflect the investment performance of the Investment Divisions elected, and the amount of each payment will vary accordingly.

For each Investment Division, the value of an annuity unit for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the percentage change in the value of an accumulation unit from the immediately preceding business day to the business day of valuation, calculated by use of the Net Investment Factor, described below. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3% for option 4 or 4.5% for option 1-3.

NET INVESTMENT FACTOR

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

     (a)  is the net result of:

          (1) the net asset value of a Fund's share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus

          (2) the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus

          (3) a per share credit or charge with respect to any taxes paid or reserved for by Jackson during the valuation period which are determined by Jackson to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law);

     (b)  is the net  asset  value  of the  Fund  share  held in the  Investment
          Division determined as of the valuation date at the end of the preceding valuation period; and

     (c) is the asset charge factor determined by Jackson for the valuation period to reflect the asset-based charges (the mortality and expense risk charge), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

CONDENSED FINANCIAL INFORMATION

[THE SEPARATE ACCOUNT AND LIFE COMPANY FINANCIALS WILL BE FILED BY AMENDMENT].

PART C.  OTHER INFORMATION

Item 24. Financial Statements and Exhibits

        (a) Financial Statements:

                  (1)  Financial statements and schedules included in Part A:

                              Not Applicable

                  (2) Financial statements and schedules included in Part B [TO BE FILED BY AMENDMENT]:

                       Jackson National Separate Account - I:

                       Report of Independent Registered Public Accounting
                         Firm
                       Statements of Assets and Liabilities as of
                         December 31, 2007
                       Statements of Operations for the
                         period ended December 31, 2007
                       Statements of Changes in Net Assets for the periods
                         ended December 31, 2007 and 2006
                       Notes to Financial Statements

                       Jackson National Life Insurance Company [TO BE FILED BY AMENDMENT]:

                       Report of Independent Registered Public Accounting
                         Firm
                       Consolidated Balance Sheets as of December 31,
                         2007 and 2006
                       Consolidated Income Statements for the years ended
                         December 31, 2007, 2006, and 2005
                       Consolidated Statements of Stockholder's Equity and
                         Comprehensive Income for the years ended
                         December 31, 2007, 2006, and 2005
                       Consolidated Statements of Cash Flows for the years
                         ended December 31, 2007, 2006, and 2005
                       Notes to Consolidated Financial Statements

Item 24.(b)        Exhibits

Exhibit      Description
No.

1. Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated by reference to the Registrant's Post-Effective Amendment No. 9 filed on April 21, 1999 (File Nos. 033-82080 and 811-08664).

2.   Not Applicable

3.a. Amended and Restated General Distributor Agreement dated June 1,
     2006, attached hereto.

4.a. Specimen of the Rewards Fixed and Variable Annuity Contract, attached hereto.

b. Specimen of Tax Sheltered Annuity Endorsement, incorporated by reference to the Registrant's Pre-Effective Amendment No. 1 filed on December 19, 2001 (File Nos. 333-70472 and 811-08664).

c. Specimen of Retirement Plan Endorsement, incorporated by reference to the Registrant's Pre-Effective Amendment No. 1 filed on December 19, 2001 (File Nos. 333-70472 and 811-08664).

d. Specimen of Individual Retirement Annuity Endorsement, incorporated by reference to the Registrant's Pre-Effective Amendment No. 1 filed on December 19, 2001 (File Nos. 333-70472 and 811-08664).

e. Specimen of Roth IRA Endorsement, incorporated by reference to the Registrant's Pre-Effective Amendment No. 1 filed on December 19, 2001 (File Nos. 333-70472 and 811-08664).

f.   Specimen  of  Earnings   Protection  Benefit  (Earnings  Max)  Endorsement,
     incorporated by reference to the Registrant's Registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-08664).

g. Specimen of Fixed Account Options Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 4 filed on November 1, 2002 (File Nos. 333-70472 and 811-08664).

h. Specimen of 5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (AutoGuard 5) Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 41 filed on August 23, 2007 (File Nos. 333-70472 and 811-08664).

i. Specimen of 6% Guaranteed Minimum Withdrawal Benefit With Annual Step-up (AutoGuard 6) Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 41 filed on August 23, 2007 (File Nos. 333-70472 and 811-08664).

j. Specimen of For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-up (LifeGuard Select) Endorsement, incorporated by reference to the Registrant's Post-Effective Amendment No. 41 filed on August 23, 2007 (File Nos. 333-70472 and 811-08664).

k. Specimen of Guaranteed Minimum Withdrawal Benefit with 5-Year Step-Up (SafeGuard Max) Endorsement, incorporated by reference to the Registrant's Post-effective Amendment No. 46, filed on December 27, 2007 (File Nos.333-70472 and 811-08664).

l. Specimen of the Joint For Life GMWB with Bonus, guaranteed Withdrawal Balance Adjustment and Annual Step-Up (LifeGuard Select With Joint Option) Endorsement, incorporated by reference to the Registrant's Post-effective Amendment No. 46, filed on December 27, 2007 (File Nos. 333-70472 and 811-08664).

m. Specimen of the Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit Endorsement, incorporated by reference to the Registrant's Post-effective Amendment No. 59, filed on October 3, 2008 (File Nos. 333-70472 and 811-08664).

n. Specimen of the [5%] Roll-Up Guaranteed Minimum Death Benefit Endorsement, incorporated by reference to the Registrant's Post-effective Amendment No. 59, filed on October 3, 2008 (File Nos. 333-70472 and 811-08664).

o. Specimen of the Combination [5%] Roll-Up and Highest Quarterly Anniversary Value Guaranteed Minimum Death Benefit Endorsement, incorporated by reference to the Registrant's Post-effective Amendment No. 59, filed on October 3, 2008 (File Nos. 333-70472 and 811-08664).

p. Specimen of the [6%] Roll-Up Guaranteed Minimum Death Benefit Endorsement, incorporated by reference to the Registrant's Post-effective Amendment No. 59, filed on October 3, 2008 (File Nos. 333-70472 and 811-08664).

q. Specimen of the Combination [6%] Roll-Up and Highest Quarterly Anniversary Value Guaranteed minimum Death Benefit Endorsement, incorporated by reference to the Registrant's Post-effective Amendment No. 59, filed on October 3, 2008 (File Nos. 333-70472 and 811-08664).

r. Specimen of the For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (LifeGuard Freedom) Endorsement (7587 01/09), attached hereto.

s. Specimen of the Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (LifeGuard Freedom With Joint Option) Endorsement (7588 01/09), attached hereto.

t. Specimen of the For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (LifeGuard Feedom DB) Endorsement (7589 01/09), attached hereto.

5.a. Form of the Rewards Fixed and Variable Annuity Application, attached hereto.

6.a. Articles of Incorporation of Depositor, incorporated by reference to the Registrant's Post-Effective Amendment No. 3 filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).

b. By-laws of Depositor, incorporated by reference to the Registrant's Post-Effective Amendment No. 3 filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).

7.   Not Applicable

8.   Not Applicable

9.   Opinion and Consent of Counsel, attached hereto.

10. Consent of Independent Registered Public Accounting Firm, [TO BE FILED BY AMENDMENT]

11.  Not Applicable

12.  Not Applicable

Item 25.       Directors and Officers of the Depositor


Name and Principal                      Positions and Offices
Business Address                        with Depositor

Richard D. Ash                          Vice President -
1 Corporate Way                         Actuary & Appointed Actuary
Lansing, MI 48951

John B. Banez                           Vice President
1 Corporate Way
Lansing, MI 48951

Maureen Bernacchi                       Assistant Vice President
7601 Technology Way
Denver, CO 80237

James P. Binder                         Senior Vice President & Treasurer
1 Corporate Way
Lansing, MI 48951

Steve Binioris                          Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Michele Binkley                         Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Barrett Bonemer                         Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Pamela L. Bottles                       Assistant Vice President
1 Corporate Way
Lansing, MI 48951

John H. Brown                           Vice President
1 Corporate Way
Lansing, MI 48951

Joseph Mark Clark                       Vice President
1 Corporate Way
Lansing, MI 48951

Marianne Clone                          Vice President
1 Corporate Way
Lansing, MI 48951

Michael Costello                        Assistant Vice President
1 Corporate Way
Lansing, MI 48951

James B. Croom                          Vice President
1 Corporate Way
Lansing, MI 48951

George D. Daggett                       Assistant Vice President & Illustration
7601 Technology Way                     Officer
Denver, CO 80237

Robert H. Dearman                       Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Lisa C. Drake                           Senior Vice President & Chief Actuary
1 Corporate Way
Lansing, MI 48951

Phillip Brian Eaves                     Vice President
1 Corporate Way
Lansing, MI 48951

Charles F. Field                        Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Terence M. Finan                        Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Dana Malesky Flegler                    Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Robert A. Fritts                        Senior Vice President & Controller
1 Corporate Way
Lansing, MI 48951

James D. Garrison                       Vice President
1 Corporate Way
Lansing, MI 48951

Julia A. Goatley                        Vice President & Assistant Secretary
1 Corporate Way
Lansing, MI 48951

John A. Gorgenson                       Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Robert W. Hajdu                         Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Cliff S. Hale, M.D.                     Vice President
1 Corporate Way
Lansing, MI 48951

Laura L. Hanson                         Vice President
1 Corporate Way
Lansing, MI 48951

Robert L. Hill                          Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Andrew B. Hopping                       Executive Vice President, Chief
1 Corporate Way                         Financial Officer & Director
Lansing, MI 48951

H. Dean Hosfield                        Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Stephen A. Hrapkiewicz, Jr.             Senior Vice President
1 Corporate Way
Lansing, MI 48951

Thomas J. Hruska                        Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Julie A. Hughes                         Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Roger G. Hutchison                      Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Clifford J. Jack                        Executive Vice President & Chief
7601 Technology Way                     Distribution Officer
Denver, CO 80237

Daniel W. Koors                         Assistant Vice President
225 W. Wacker Drive
Suite 1200
Chicago, IL 60606

Everett W. Kunzelman                    Vice President
1 Corporate Way
Lansing, MI 48951

Lynn W. Lopes                           Vice President
1 Corporate Way
Lansing, MI 48951

Ab B. Manning                           Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Clark P. Manning, Jr.                   President, Chief Executive Officer,
1 Corporate Way                         & Director
Lansing, MI 48951

Thomas J. Meyer                         Senior Vice President, General Counsel &
1 Corporate Way                         Secretary
Lansing, MI 48951

Dean M. Miller                          Vice President
1 Corporate Way
Lansing, MI 48951

Keith R. Moore                          Vice President
1 Corporate Way
Lansing, MI 48951

Jacky Morin                             Vice President
1 Corporate Way
Lansing, MI 48951

P. Chad Myers                           Senior Vice President
1 Corporate Way
Lansing, MI 48951

J. George Napoles                       Executive Vice President & Chief
1 Corporate Way                         Administration Officer
Lansing, MI 48951

Mark D. Nerud                           Vice President
225 W. Wacker Drive
Suite 1200
Chicago, IL 60606

Timothy J. Padot                        Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Russell E. Peck                         Vice President
1 Corporate Way
Lansing, MI 48951

Laura L. Prieskorn                      Vice President
1 Corporate Way
Lansing, Michigan 48951

Dana S. Rapier                          Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Susan S. Rhee                           Assistant Vice President
1 Corporate Way
Lansing, MI 48951

William R. Schulz                       Vice President
1 Corporate Way
Lansing, MI 48951

Muhammad S. Shami                       Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Christian J. Shiemke                    Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Kathleen M. Smith                       Vice President
1 Corporate Way
Lansing, MI 48951

Gary L. Stone                           Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Heather R. Strang                       Vice President
1 Corporate Way
Lansing, MI 48951

James R. Sopha                          Executive Vice President & Director
1 Corporate Way
Lansing, MI 48951

Eamon J. Twomey                         Vice President
1 Corporate Way
Lansing, MI 48951

Robert M. Tucker, Jr.                   Vice President
1 Corporate Way
Lansing, MI 48951

Marcia L. Wadsten                       Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Michael A. Wells                        Chief Operating Officer
401 Wilshire Boulevard
Suite 1200
Santa Monica, CA 90401

David A. Zyble                          Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Patrick W. Garcy                        Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Dennis Blue                             Assistant Vice President
1 Corporate Way
Lansing, MI 48951

Item 26.       Persons Controlled by or Under Common Control with the Depositor or Registrant.

Alcona Funding LLC           Delaware                   100% Jackson National      Investment Related
                                                        Life Insurance Company     Company

Berrien Funding LLC          Delaware                   100% Jackson National      Investment Related
                                                        Life Insurance Company     Company

Brooke GP                    Delaware                   99% Brooke (Holdco 1)      Holding Company
                                                        Inc.                       Activities

                                                        1% Brooke (Holdco 2)
                                                        Inc.

Brooke LLC                   Delaware                   77% Prudential (US         Holding Company
                                                        Holdco 2) Limited          Activities

                                                        23% Brooke (Jersey)
                                                        Limited

Brooke (Holdco 1) Inc.       Delaware                   100% Prudential (US        Holding Company
                                                        Holdco 3) BV               Activities

Brooke (Holdco 2) Inc.       Delaware                   100% Brooke (Holdco 1)     Holding Company
                                                        Inc.                       Activities

Brooke Holdings LLC          Delaware                   100% Nicole Finance        Holding Company
                                                        Inc.                       Activities

Brooke Holdings (UK)         United Kingdom             100% Brooke GP             Holding Company
Limited                                                                            Activities

Brooke Investment, Inc.      Delaware                   100% Brooke Holdings       Investment Related
                                                        LLC                        Company

Brooke Life Insurance        Michigan                   100% Brooke Holdings       Life Insurance
Company                                                 LLC

Brooke (Jersey) Limited      United Kingdom             100% Prudential (US        Holding Company
                                                        Holdco 2) Limited          Activities

Calhoun Funding LLC          Delaware                   100% Jackson National      Investment Related
                                                        Life Insurance Company     Company

Curian Capital, LLC          Michigan                   100% Jackson National      Registered Investment
                                                        Life Insurance Company     Advisor

Curian Clearing LLC          Michigan                   100% Jackson National      Broker/Dealer
(formerly, BH Clearing                                  Life Insurance Company
LLC)

GCI Holding Corporation      Delaware                   75.8% Jackson National     Holding Company/
                                                        Life Insurance Company     Jackson Inveestment

Hermitage Management, LLC    Michigan                   100% Jackson National      Advertising Agency
                                                        Life Insurance Company

Holborn Delaware LLC         Delaware                   100% Prudential Four       Holding Company
                                                        Limited                    Activities

IFC Holdings, Inc.           Delaware                   100% National Planning     Broker/Dealer and
d/b/a INVEST Financial                                  Holdings Inc.              Investment Adviser
Corporation

Investment Centers of        North Dakota               100% IFC Holdings, Inc.    Broker/Dealer and
America, Inc.                                                                      Investment Adviser

JNL Investors Series Trust   Massachusetts              100% Jackson National      Investment Company
                                                        Life Insurance Company

Jackson Investment           Michigan                   100% Brooke Holdings       Investment Adviser
Management LLC                                          LLC

Jackson National Asset       Michigan                   100% Jackson National      Investment Adviser and
Management, LLC                                         Life Insurance Company     Transfer Agent

Jackson National Life        Bermuda                    100% Jackson National      Life Insurance
(Bermuda) Ltd.                                          Life Insurance Company

Jackson National Life        Delaware                   100% Jackson National      Advertising/Marketing
Distributors LLC                                        Life Insurance Company     Corporation and
                                                                                   Broker/Dealer

Jackson National Life        New York                   100% Jackson National      Life Insurance
Insurance Company                                       Life Insurance Company
of New York

JNLI LLC                     Delaware                   100% Jackson National      Tuscany Notes
                                                        Life Insurance Company

JNL Series Trust             Massachusetts              Common Law Trust with      Investment Company
                                                        contractual association
                                                        with Jackson National
                                                        Life Insurance Company
                                                        of New York

JNL Southeast Agency LLC     Michigan                   100% Jackson National      Insurance Agency
                                                        Life Insurance Company

JNL Variable Fund LLC        Delaware                   100% Jackson National      Investment Company
                                                        Separate Account - I

JNLNY Variable Fund I LLC    Delaware                   100% JNLNY Separate        Investment Company
                                                        Account I

Meadows NRH Associates,      Texas                      100% Meadows NRH, Inc.     Real Estate Investment
L.P.

Meadows NRH, Inc.            Texas                      100% Jackson National      Real Estate Investment
                                                        Life Insurance Company

National Planning            Delaware                   100% National Planning     Broker/Dealer and
Corporation                                             Holdings, Inc.             Investment Adviser

National Planning            Delaware                   100% Brooke Holdings       Holding Company
Holdings, Inc.                                          LLC                        Activities

Nicole Finance Inc.          Delaware                   100% Brooke GP             Holding Company
                                                                                   Activities

PGDS (US One) LLC            Delaware                   100% Jackson National      Holding Company
                                                        Life Insurance Company     Activities

PGDS (US Two) LLC            Delaware                   100% PGDS (US One) LLC     Holding Company
                                                                                   Activities

Piedmont Funding LLC         Delaware                   100% Jackson National      Investment Related
                                                        Life Insurance Company     Company

PPM Holdings, Inc.           Delaware                   100% Brooke Holdings       Holding Company
                                                        LLC                        Activities

Prudential plc               United Kingdom             Publicly Traded            Financial Institution

Prudential Corporation       United Kingdom             100% Prudential Holdings   Holding Company
Holdings, Limited                                       Limited                    Activities

Prudential Holdings          Scotland                   100% Prudential plc        Holding Company
Limited                                                                            Activities

Prudential Four Limited      United Kingdom             98% Prudential             Holding Company
                                                        Corporation Holdings,      Activities
                                                        Limited

                                                        2% Prudential plc

Prudential (US Holdco 1) BV  Netherlands                100% Prudential (US        Holding Company
                                                        Holdco 1) Limited          Activities

Prudential (US Holdco 2) BV  Netherlands                100% Prudential (US        Holding Company
                                                        Holdco 1) BV               Activities

Prudential (US Holdco 3) BV  Netherlands                100% Prudential (US        Holding Company
                                                        Holdco 2) BV               Activities

Prudential (US Holdco 1)     United Kingdom             76.72% Brooke LLC          Holding Company
Limited                                                                            Activities
                                                        23.28% Prudential Four
                                                        Limited

Prudential (US Holdco 2)     Gibraltar                  100% Holborn Delaware      Holding Company
Limited                                                 LLC                        Activities

SII Investments, Inc.        Wisconsin                  100% National Planning     Broker/Dealer and
                                                        Holdings, Inc.             Investment Adviser

Squire Reassurance           Michigan                   100% Jackson National      Special Purpose
Company LLC                                             Life Insurance             Financial Captive
                                                        Company                    Insurance Company

Squire Capital I LLC         Michigan                   100% Jackson National      Investment Related
                                                        Life Insurance             Company
                                                        Company

Squire Capital II LLC        Michigan                   100% Jackson National      Investment Related
                                                        Life Insurance             Company
                                                        Company

Item 27.   Number of Contract Owners

           Not Applicable at this time.

Item 28.         Indemnification

Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.         Principal Underwriter

     (a) Jackson National Life Distributors LLC acts as general distributor for the Jackson National Separate Account - I. Jackson National Life Distributors LLC also acts as general distributor for the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, the JNLNY Separate Account I, the JNLNY Separate Account II, and the JNLNY Separate Account IV.

     (b)  Directors and Officers of Jackson National Life Distributors LLC:


Name and Business Address        Positions and Offices with Underwriter

Michael A. Wells                 Manager
401 Wilshire Blvd.
Suite 1200
Santa Monica, CA 90401

Andrew B. Hopping                Chief Financial Officer
1 Corporate Way
Lansing, MI 48951

Clifford J. Jack                 Manager, President and Chief Executive Officer
7601 Technology Way
Denver, CO 80237

Stephen M. Ash                   Vice President
7601 Technology Way
Denver, CO 80237

Pamela Aurbach                   Vice President
7601 Technology Way
Denver, CO 80237

Jeffrey Bain                     Assistant Vice President
7601 Technology Way
Denver, CO 80237

Brad Baker                       Assistant Vice President
7601 Technology Way
Denver, CO 80237

Lawrence Barredo                 Assistant Vice President
7601 Technology Way
Denver, CO 80237

Mercedes Biretto                 Assistant Vice President
7601 Technology Way
Denver, CO 80237

Janice Blanchard                 Vice President
7601 Technology Way
Denver, CO 80237

James Bossert                    Senior Vice President
7601 Technology Way
Denver, CO 80237

Amy Bozic                        Assistant Vice President
7601 Technology Way
Denver, CO 80237

(Christian) Alex Bremer          Assistant Vice President
7601 Technology Way
Denver, CO 80237

Kristina Brendlinger             Assistant Vice President
7601 Technology Way
Denver, CO 80237

William Britt                    Vice President
7601 Technology Way
Denver, CO 80237

Tori Bullen                      Senior Vice President
210 Interstate North Parkway
Suite 401
Atlanta, GA 30339-2120

Greg Cicotte                     Executive Vice President,
7601 Technology Way              National Sales Manager
Denver, CO 80237

Maura Collins                    Vice President
7601 Technology Way
Denver, CO 80237

Christopher Cord                 Assistant Vice President
7601 Technology Way
Denver, CO 80237

George Daggett                   Assistant Vice President
7601 Technology Way
Denver, CO 80237

Carl Donahue                     Assistant Vice President
7601 Technology Way
Denver, CO 80237

Paul Fitzgerald                  Senior Vice President
7601 Technology Way
Denver, CO 80237

Julia A. Goatley                 Assistant Secretary
1 Corporate Way
Lansing, MI 48951

Luis Gomez                       Vice President
7601 Technology Way
Denver, CO 80237

Kevin Grant                      Vice President
7601 Technology Way
Denver, CO 80237

Rupert T. Hall, Jr.              Regional Vice President
7601 Technology Way
Denver, CO 80237

Bonnie Howe                      Vice President and Deputy General Counsel
7601 Technology Way
Denver, CO 80237

Thomas Hurley                    Senior Vice President
7601 Technology Way
Denver, CO 80237

Mark Jones                       Vice President
7601 Technology Way
Denver, CO 80237

Steve Johnson                    Regional Vice President
7601 Technology Way
Denver, CO 80237

Georgette Kraag                  Regional Vice President
7601 Technology Way
Denver, CO 80237

Steve Kluever                    Senior Vice President
7601 Technology Way
Denver, CO 80237

John Koehler                     Vice President
7601 Technology Way
Denver, CO 80237

Brian Lane                       Vice President
7601 Technology Way
Denver, CO 80237

James Livingston                 Executive Vice President
7601 Technology Way
Denver, CO 80237

Barbara Logsdon                  Assistant Vice President
7601 Technology Way
Denver, CO 80237

Doug Mantelli                    Vice President
7601 Technology Way
Denver, CO 80237

James McCorkle                   Vice President
7601 Technology Way
Denver, CO 80237

Tamu McCreary                    Assistant Vice President
7601 Technology Way
Denver, CO 80237

Brooke Meyer                     Vice President
1 Corporate Way
Lansing, MI 48951

Thomas J. Meyer                  Manager and Secretary
1 Corporate Way
Lansing, MI 48951

Megan Meyers                     Regional Vice President
7601 Technology Way
Denver, CO 80237

Jack Mishler                     Senior Vice President
7601 Technology Way
Denver, CO 80237

Diane Montana                    Assistant Vice President
7601 Technology Way
Denver, CO 80237

Kenneth Naes                     Vice President
7601 Technology Way
Denver, CO 80237

Tony Natale                      Assistant Vice President
38705 Seven Mile Road, Suite 251
Livonia, MI 48152-1058

Steve Papa                       Regional Vice President
7601 Technology Way
Denver, CO 80237

Eric Palumbo                     Assistant Vice President
7601 Technology Way
Denver, CO 80237

Allison Pearson                  Assistant Vice President
7601 Technology Way
Denver, CO 80237

Jeremy Rafferty                  Assistant Vice President
7601 Technology Way
Denver, CO 80237

Justin Rafferty                  Vice President
7601 Technology Way
Denver, CO 80237

Alison Reed                      Vice President
7601 Technology Way
Denver, CO 80237

Gregory B. Salsbury              Executive Vice President
7601 Technology Way
Denver, CO 80237

Sharon Santella                  Assistant Vice President
7601 Technology Way
Denver, CO 80237

Marilynn Scherer                 Vice President
7601 Technology Way
Denver, CO 80237

Kathleen Schofield               Vice President
7601 Technology Way
Denver, CO 80237

Jennifer Seamount                Vice President
7601 Technology Way
Denver, CO 80237

David Sprague                    Divisional Vice President
7601 Technology Way
Denver, CO 80237

Daniel Starishevsky              Senior Vice President
7601 Technology Way
Denver, CO 80237

David Stebenne                   Regional Vice President
7601 Technology Way
Denver, CO 80237

Jeremy Swartz                    Assistant Vice President
7601 Technology Way
Denver, CO 80237

Robin Tallman                    Assistant Vice President
7601 Technology Way
Denver, CO 80237

Doug Townsend                    Vice President and Controller and FinOp
7601 Technology Way
Denver, CO 80237

C. Ray Trueblood                 Vice President
7601 Technology Way
Denver, CO 80237

Stephanie Valentine              Assistant Vice President
7601 Technology Way
Denver, CO 80237

Asa Wood                         Assistant Vice President
7601 Technology Way
Denver, CO 80237

Daniel Wright                    Vice President and Chief Compliance Officer
7601 Technology Way
Denver, CO 80237

Phil Wright                      Vice President
7601 Technology Way
Denver, CO 80237

Matthew Yellott                  Assistant Vice President
7601 Technology Way
Denver, CO 80237


         (c)

Name of Principal       Net Underwriting      Compensation on      Brokerage             Compensation
Underwriter             Discounts and         Redemption or        Commissions
                        Commissions           Annuitization

Jackson National Life   Not Applicable        Not Applicable       Not Applicable        Not Applicable
Distributors LLC

Item. 30.        Location of Accounts and Records

         Jackson National Life Insurance Company
         1 Corporate Way
         Lansing, Michigan 48951

         Jackson National Life Insurance Company
         Institutional Marketing Group Service Center
         1 Corporate Way
         Lansing, Michigan 48951

         Jackson National Life Insurance Company
         7601 Technology Way
         Denver, Colorado 80237

         Jackson National Life Insurance Company
         225 West Wacker Drive, Suite 1200
         Chicago, IL  60606

Item. 31.        Management Services

         Not Applicable

Item. 32.        Undertakings and Representations

     a. Jackson National Life Insurance Company hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Jackson National Life Insurance Company hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Jackson National Life Insurance Company hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Jackson National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company.

     e. The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986 as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRS
          Section 403(b)(11).

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of Lansing, and State of Michigan, on this 25th day of November 2008.

Jackson National Separate Account - I
(Registrant)

Jackson National Life Insurance Company


By:  THOMAS J. MEYER
     Thomas J. Meyer
     Senior Vice President, Secretary,
     and General Counsel

Jackson National Life Insurance Company
(Depositor)


By:  THOMAS J. MEYER
     Thomas J. Meyer
     Senior Vice President, Secretary,
     and General Counsel

As required by the Securities Act of 1933, this post-effective amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


*THOMAS J. MEYER                                               NOVEMBER 25, 2008
Clark P. Manning, Jr., President, Chief
Executive Officer and Director


*THOMAS J. MEYER                                               NOVEMBER 25, 2008
Michael A. Wells, Director


*THOMAS J. MEYER                                               NOVEMBER 25, 2008
Andrew B. Hopping, Executive Vice President -
Chief Financial Officer and Director


*THOMAS J. MEYER                                               NOVEMBER 25, 2008
Robert A. Fritts, Senior Vice President
and Controller


*THOMAS J. MEYER                                               NOVEMBER 25, 2008
James R. Sopha, Executive Vice President and Director


* Thomas J. Meyer, Senior Vice President,
Secretary, General Counsel and Attorney-in-Fact.
pursuant to Power of Attorney executed on January 2, 2008




                                 POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY (the Depositor), a Michigan corporation, hereby appoint Clark P. Manning, Jr., Andrew B. Hopping, Thomas J. Meyer, Patrick W. Garcy, Susan S. Rhee, and Anthony L. Dowling (each with power to act without the others) his attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to sign applications and registration statements, and any and all amendments, with power to affix the corporate seal and to attest it, and to file the applications, registration statements, and amendments, with all exhibits and requirements, in accordance with the Securities Act of 1933, the Securities and Exchange Act of 1934, and/or the Investment Company Act of 1940. This Power of Attorney concerns JNL Separate Account - I (033-82080, 333-70472, 333-73850, 333-118368, 333-119656, 333-132128 and 333-136472), JNL Separate
Account III  (333-41153),  JNL Separate  Account IV (333-108433 and 333-118131),
and JNL Separate Account V (333-70697), as well as any future separate accounts the Depositor establishes through which securities, particularly variable annuity contracts and variable universal life insurance policies, are to be offered for sale. The undersigned grant to each attorney-in-fact and agent full authority to take all necessary actions to effectuate the above as fully, to all intents and purposes, as he/she could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney as of the 2nd day of January, 2008.

CLARK P. MANNING, JR.
______________________________________
Clark P. Manning, Jr., President, Chief
Executive Officer and Director

MICHAEL A. WELLS
______________________________________
Michael A. Wells, Chief Operating Officer and Director

ANDREW B. HOPPING
______________________________________
Andrew B. Hopping, Executive Vice President,
Chief Financial Officer and Director

ROBERT A. FRITTS
______________________________________
Robert A. Fritts, Senior Vice President and
Controller

JAMES R. SOPHA
______________________________________
James R. Sopha, Executive Vice President, and Director




                                  EXHIBIT LIST

Exhibit No.  Description

3.a. Amended and Restated General Distributor Agreement dated June 1,
     2006, attached hereto.

4.a. Specimen of the Rewards Fixed and Variable Annuity Contract, attached hereto.

5.a. Form of the Rewards Fixed and Variable Annuity Application, attached hereto.

9.   Opinion and Consent of Counsel, attached hereto as EX-9.